Form 10-K, Exhibit 13
period 1994-01-29
MERCANTILE STORES CO INC
filed 1994-04-26
CIK 64923

The Corporation

Mercantile Stores Company, Inc. is a traditional department store retailer operating 101 stores at year-end. The stores are operated under 13 different names and vary in size, with the average store approximating 180,000 square feet. They cater to middle to upper-middle income customers and are widely known for service and value. They offer a wide selection of quality merchandise with special emphasis placed on fashion apparel, accessories and fashion home furnishings. In addition to its department store operations, the Company maintains a partnership position in five operating shopping center ventures.

Financial Highlights

For the fiscal year
(in millions, except per share data)       1993              1992           1991
                                 (Year Ended        (Year Ended        (Year Ended
                           January 29, 1994)  January 31, 1993)  January 31, 1992)
                                       Per                Per                Per
                          Amount      Share   Amount     Share    Amount    Share

Net Sales                 $2,729.9           $2,732.0            $2,442.4

Operating Income, Net of
Income Taxes:
 Excluding relocation     $2,186.6  $ 2.35  $21,97.3   $ 2.64    $  114.0   $ 3.10
 Relocation provision                         (10.5)    (.28)

Net Income from Operations    86.6    2.35      86.8     2.36       114.0     3.10

Nonrecurring Income (Charges):
 Income taxes                  3.1    . 09
 Postretirement benefits                       (12.2)    (.33)
 Early retirement of debt                       (5.5)    (.15)

                              3.1     .09      (17.7)    (.48)

Net Income               $   89.7  $ 2.44    $   69.1   $ 1.88   $  114.0   $ 3.10

Cash Dividends Declared
 and Paid                $   37.6  $ 1.02    $   37.6   $ 1.02   $  37.1 $1.003/4

Stockholders' Equity     $1,334.7  $36.23    $1,282.6   $34.81   $1,251.0   $33.96

MARKET AND DIVIDEND INFORMATION

For the fiscal year
                               1993                                    1992
                     Market          Dividends          Market         Dividends
Quarter       High      Low    Declared   Paid        High   Low   Declared Paid
First       $371/4   $325/8   $ .51    $ .251/2    $421/8   $321/8  $ .51 $ .251/2
Second      $357/8   $301/4            $ .251/2    $351/2   $317/8        $ .251/2
Third       $361/8   $297/8   $ .51    $ .251/2    $341/8   $293/8  $ .51 $ .251/2
Fourth      $391/2   $341/2            $ .251/2    $361/2   $301/2        $ .251/2
                              $1.02    $1.02                        $1.02 $1.02

The Company's common stock is traded on the New York Stock Exchange (NYSE symbol
 - MST).
The number of stockholders at January 29, 1994 was 10,197.

Management's Discussion and Analysis

Results of Operations

Sales - Sales for 1993 were $2.7 billion or approximately even with 1992. Sales in the fourth quarter decreased .8% to $888 million. Sales in comparable units declined 1.9% in the current year and 2.6% in the quarter. Sales in 1992, due to the addition of the 16-store Maison Blanche (MB) unit, increased 11.9% as comparable store sales declined 2.6%. In 1991, total and comparable sales increased 3.2% and 1.5%, respectively.

The Company's sales performance for the periods under review has been disappointing and, certainly, below target. To a significant degree, these results can be attributed to the downside effect of the prolonged learning curve required by the substantial number of our merchandise associates whose job responsibilities have been changed because of the recent relocation and consolidations.

Net Income - Net income in 1993, before LIFO and nonrecurring items, was $89 million, a decline of 8.1% from the $97 million of net income reported on the same basis in 1992. The last-in, first-out (LIFO) method of inventory valuation had differing impacts on income for the past three fiscal years. Earnings for 1993 and 1992 were also affected by extraordinary and nonrecurring items.

Net income for fiscal 1993 reflects a first quarter credit of $3.1 million due to a reduction in income tax expense attributable to the adoption of a new accounting standard. Net income for 1992 was reduced by a total of $28.2 million due to charges recorded in that year's first quarter for the adoption of a new accounting standard covering postretirement benefits, the relocation of the corporate buying office and other divisional functions, and costs associated with the early retirement of debt.

The following summary depicts the influences which LIFO and the nonrecurring items have had on net income for both the full year and the fourth quarter for the last three years:

                        1993               1992                   1991
Fiscal Year (in thousands, except per share data)

                               Per                 Per                    Per
                    Amount    Share    Amount      Share     Amount      Share
Net sales         $2,729,928           $2,732,041           $2,442,425
% (decrease)
 increase                (.1)                11.9                  3.2
Net income before
 LIFO and nonrecurring
 items            $   88,946    $2.41  $21,96,837  $2.63    $2,119,539    $3.25
LIFO impact           (2,307)    (.06)        500    .01        (5,500)    (.15)
Income taxes           3,100      .09
Postretirement
 benefits                                 (12,200)  (.33)
Relocation provision                      (10,500)  (.28)
Early retirement
 of debt                                   (5,550)  (.15)
Net income        $21,89,739    $2.44  $21,69,087  $1.88    $2,114,039    $3.10

Fourth Quarter
Net sales         $  888,060           $ 894,928            $  795,733
% (decrease) increase    (.8)               12.5                   1.1
Net income
 before LIFO      $   54,011    $1.47  $  50,018   $1.36    $   42,173    $1.15
LIFO impact            1,945      .05      4,800     .13        (1,100)    (.03)
Net income        $   55,956    $1.52  $  54,818   $1.49    $   41,073    $1.12

The 8% improvement in 1993 fourth quarter pre-LIFO net income was primarily attributable to a 6.2% reduction in operating expenses which mostly resulted from expense reduction initiatives that were implemented at the beginning of the third quarter. Also contributing to this fourth quarter improvement was a $1.8 million reduction in interest expense due, primarily, to the pay down of high interest mortgage notes which were outstanding during last year's fourth quarter and a $3.2 million increase in other income attributable to the combination of a sale of land not used in operations and a sale of the Company's position in a relatively insignificant joint venture.

In the 1992 fourth quarter, pre-LIFO net income improved 18% from the prior year's comparable period. This improvement was primarily the result of better merchandise margins due to fewer regular markdowns. The 1991 fourth quarter, pre-LIFO net income declined 7.5% from the 1990 fourth quarter. This profit reduction was attributable approximately equally to a reduction in merchandise margins resulting from heightened promotional activity and an increase in occupancy and general expenses due to a flat sales trend.

Cost of Goods Sold - The Company classifies certain occupancy and buying costs as cost of goods sold. Occupancy expenses so classified are rent, depreciation, real estate taxes and utilities. Buying costs classified as cost of goods sold include payroll and travel-related expenses associated with the corporate buying function.

In 1993, cost of goods sold on a FIFO basis increased 1.2%, as a percent to sales, over the prior year. Approximately two-thirds of this increase was due to an invasion of merchandise margins which resulted from intensified promotional activity. In 1992, FIFO costs of goods sold increased .5%, as a percent to sales, from the prior year. The 1992 year witnessed an improvement in merchandising results due primarily to better inventory control; however, this positive result was more than offset by an .8% increase in occupancy expenses most of which was attributable to the lower sales productivity generated by the MB unit. In 1991, FIFO costs of goods sold increased .3% over the prior year. Merchandise margins were relatively flat during 1991 while occupancy costs, primarily depreciation, increased.

The Company uses the last-in, first-out (LIFO) method of inventory valuation to value substantially all of its inventories. This method matches current cost with current revenue and serves to offset inflationary profits in inventory. It impacted cost of goods sold, as a percent to sales, as follows:

                           1993          1992            1991
Cost of goods sold         71.9%         70.5%           70.4%
LIFO charge                  .2                            .4
Cost of goods sold (FIFO)  71.7%         70.5%           70.0%

Operating Expenses, Interest Expense, and Other Income - Selling, general, and administrative expenses (SG&A), as a percent to net sales, decreased to 22.9% in 1993 from 23.5% in 1992. The 1991 SG&A expenses were 22.4%.
The 1993 decrease is due to improvements in various expense categories resulting from cost reduction initiatives that were implemented at the start of the third quarter. Reductions in associate benefit related expenses and advertising expenses constituted approximately two-thirds of the $15 million decrease in SG&A expenses for 1993. The 1992 increase is due, primarily, to increases in two expense categories:
payroll and payroll-related expenses, and advertising. These expense categories increased, as a percent to sales, by .7% and .3%, respectively, over the prior year. Approximately half of this increase was attributable to the 16-store MB unit in which a lower sales productivity produced higher expense ratios. The slight 1991 increase in SG&A expense is due to increases in payroll and payroll-related expenses offset by declines in other operating expense categories.

During the first quarter of 1992, the Company provided $17 million, before income taxes, for the relocation of the corporate buying office from New York City to Greater Cincinnati and to consolidate divisional functions. The provision was made to cover the costs of severance pay, associate relocation, lease cost absorption, and other restructuring related expenses.

Interest expense, net, decreased $1.4 million during 1993. An interest income increase of $2.2 million has been partially offset by an increase of $.8 million in interest expense. The net decrease was due to a combination of having larger sums of cash available for short-term investments than in the prior year reduced by the servicing of higher average outstanding debt levels in 1993 as a result of the placement of $200 million of long-term debt in September 1992. As detailed in Note 5 of Notes to Consolidated Financial Statements, the Company prepaid structured debt of $25 million in 1993. The Company also prepaid structured debt of $124 million in 1992.

Other income increased $3.9 million in the current year compared to a $1.3 million decrease in 1992 and a $1.3 million increase in 1991. The current year increase is primarily due to gains on sales of land not used or needed in the business and the divestiture of a relatively insignificant shopping center joint venture. The most significant remaining elements of this line item are the Company's portion of finance charge income on customer accounts (other than MB) which it shares under the terms of a service agreement with Citibank; the net finance charges earned on the MB receivables; and the Company's share of income from shopping center joint ventures.

The Company's share of finance income under the service arrangement with Citibank was approximately $14 million in 1993, $16 million in 1992, and $23.5 million in 1991. The $2 million decrease in 1993 was due primarily to a reduction in the customer receivable portfolio (other than MB) because of a combination of lower private label credit sales (41.2% of total sales in 1993 against 41.8% in 1992) and a faster paydown of credit card balances by our customers than in the prior year. The $7.5 million 1992 decrease was attributable primarily to a $5.4 million penalty accruing from a downward adjustment in the revenue sharing formula because of the termination notice served on Citibank by the Company on February 1, 1992. This matter is further discussed in Note 4 of Notes to Consolidated Financial Statements. The remaining approximately $2 million decline in 1992 revenue sharing was also related to a reduction in the customer receivable portfolio (other than MB) because of a combination of lower private label credit sales and our customers payment of credit card balances more rapidly than in the prior year.

Prior to November 1993, the Company sold all of its MB customer receivables to an unaffiliated company. Under the terms of the Sale and Servicing Agreement, customer receivables were sold at a discount, without recourse, on a daily basis. The income generated by the MB credit program was approximately $6 million for both the 1993 and 1992 fiscal years. The costs associated with servicing these receivables, which were $3.2 million for each of the 1993 and 1992 fiscal years, are reflected as SG&A expenses.
In November 1993, the Company served notice of its intent to terminate this arrangement and began phasing out the program. The phase-out is projected to be completed by the end of the first half of 1994. It is not expected that terminating this arrangement will have a material effect on the Company's consolidated financial statements. This matter is further discussed in Note 4 of Notes to Consolidated Financial Statements.

Income Taxes, Accounting Changes and Extraordinary Items - Changes in Federal tax laws enacted in August 1993 increased the statutory income tax rate for corporations from 34% to 35%, retroactive to January 1, 1993. The Company reflected this change in income tax expense and the required revaluation of net deferred tax assets in the third quarter of the current year. For the 1993 fiscal year, the 1% tax rate change, net of the tax benefit for revaluation of deferred tax assets, served to reduce earnings by approximately $1 million, or $.03 per share.

During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
The cumulative effect of this accounting change resulted in a credit to net income of $3.1 million, or $.09 per share.

On February 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of this accounting change resulted in an after tax charge of $12.2 million, or $.33 per share.

During the first quarter of 1992, the Company tendered for its 12.5% Sinking Fund Debentures ($50 million) and 11.75% Sinking Fund Debentures ($44 million). The premium paid and other costs related to this redemption resulted in an after tax, extraordinary charge of $5.5 million, or $.15 per share.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires the Company to recognize an obligation for postemployment benefits provided to former and inactive employees after employment but before retirement. The standard will be adopted in the first quarter of 1994 and the one-time, after tax cost of the cumulative effect of this accounting change is approximately $1.1 million, or $.03 per share.

Liquidity and Capital Resources - The 1993 year-end cash position of the Company decreased $23 million to $195 million. The operating, investing, and financing factors which collectively accounted for this net cash decrease are detailed in the Statements of Consolidated Cash Flows.

Net cash provided by operations was $138 million compared with $231 million in 1992 and $199 million in 1991. The $21 million increase in net income for 1993 was more than offset by decreases in noncash charges and increases in working capital requirements. In 1992, the Company had noncash charges for relocation and an accounting change of $17 million and $12 million, respectively. Prior to November of 1993, the Company sold substantially all its MB customer receivables to an unaffiliated company. The Company served notice of its intent to terminate this arrangement in November 1993 and began phasing out the program. The increase in customer accounts receivable as a result of the termination of the MB Sale and Servicing Agreement approximated $50 million at the end of 1993 fiscal year. This increase was partially offset by a decrease of approximately $29 million in the Company's receivable portfolio (other than MB). The change in accounts payable is directly related to the timing of merchandise purchases and subsequent payments.

Net cash used for investing was $96 million in 1993, $108 million in 1992, and $81 million in 1991. In 1993, cash used for investing was primarily comprised of capital expenditures for property and equipment net of proceeds from property sales.

The $27 million increase in investing for 1992 was attributable to increased cash outlays of $31 million for property and equipment purchases and $24 million for the purchase of Maison Blanche, Inc. These expenditures were partially offset by a $20 million cash distribution from the Company's joint venture interests.

Financing activities required $64 million of cash in 1993, an increase of $37 million over the prior year. This increase was primarily due to prepayments of $19 million in Mortgage Notes with an average maturity of 10 years and bearing interest rates ranging from 8.4% to 9.6% and $6 million of 10.5% Industrial Development Revenue Bonds. In 1992, financing activities included an increase in long-term debt payments of $187 million of which $124 million represented prepayments of notes and debentures bearing interest rates ranging from 8.4% to 12.5% and the issuance of $200 million of notes and debentures.

Current maturities of long-term debt increased significantly at the end of fiscal 1993 and reflect the reclassification of approximately $110 million of structured debt which is payable in July of 1994. This debt was assumed as part of the MB acquisition and consists of Mortgage Notes and Senior Notes which carry an annual interest rate of approximately 10.4%. The Company anticipates satisfying these debt payment requirements with currently available cash plus funds generated from operations. When paid, substantially all of the debt assumed in the MB transaction will have been liquidated.

The Company satisfies its short-term financing needs primarily through internally generated funds. In addition, the Company has available to it a $175 million revolving credit facility and other discretionary lines of credit which total $60 million. The Company maintained significant cash balances throughout fiscal 1993 and it was not necessary to use any of these credit facilities. Maximum short-term borrowings under these facilities were $51 million in 1992 and $15 million in 1991. At fiscal year-ends 1993 and 1992, there were no outstanding borrowings under any of these lines of credit.

Prior to November 1993, the Company sold all of its MB receivables to an unaffiliated company. The Company served notice of its intent to terminate this arrangement in November 1993 and, at the same time, began financing MB customer receivables from internally generated funds.
At the end of the 1993 fiscal year, customer receivables on the Company's balance sheet include a $50 million receivable from the unaffiliated company. It is projected that the phase-out program will have been completed by the end of first half of 1994 and that an additional $35 million of cash will be needed to finance the remaining MB customer receivables held by the unaffiliated company.

In September 1992, the Company issued $100 million of notes due in 2002 and $100 million of debentures due in 2022 at interest rates of 6.7% and 8.2%, respectively. The Notes have a mandatory sinking fund requirement of $20 million, commencing in 1997 and the debentures have a similar $5 million requirement, commencing in 2003. Both issues were offered under a registration statement filed in August 1992 pursuant to rule 415 of the Securities Act of 1933 in the aggregate amount of $250 million.

Expansion and Capital Expenditures - Capital expenditures for 1994 are estimated at $103 million. It is anticipated that 1994 expenditures will be financed through internally generated cash. For the next several years, the Company is allocating more than half of its capital expenditures to remodelings and upgrading merchandise presentations in existing stores.

During 1993, the Company opened a new 175,000 square foot store in Lexington, Kentucky and another 200,000 square foot store in Toledo, Ohio. At the time the Toledo store opened, an existing store was closed, downsized from 200,000 square foot and reopened as a 130,000 square foot home fashion store.

During March of 1994, the Company opened a new 160,000 square foot Maison Blanche store in New Orleans, Louisiana and, at the same time, closed an older 150,000 square foot store located in the same general area. The Company will open two additional units in 1994; in October a new 115,000 square foot Gayfer's store will be opened in Hattiesburg, Mississippi and a new 170,000 square foot Joslin's store will be opened in Denver, Colorado.

Benefit Program

The Company maintains a comprehensive benefit program for its eligible associates which includes pension and profit sharing as well as health and term life insurance plans.

The Pension Plan was established in 1945 and is funded entirely by Company contributions. All associates who meet the eligibility requirements specified in the Plan (one year of service and attainment of age 21) are enrolled in the Plan. Members are 100% vested in their accrued benefits upon completing five years of service after age 18. There were approximately 26,350 Pension Plan members, including retirees, on January 31, 1994. The market value of Plan assets on January 31, 1994, amounted to $311 million.

All associates who are enrolled in the Pension Plan are also eligible to participate in the Savings, Profit Sharing and Supplemental Retirement Plan, which was established in 1954. During 1993, members in this Plan had the option to have the Company deposit up to 14% of their earnings on a before-tax basis, to the extent permitted by IRS Code Section 401(k).

Prior to the 1994 fiscal year, associates could elect to have their deposits invested in bonds guaranteed by the U.S. government, equities, or insurance company contracts, or any combination of these funds. Effective February 1, 1994, the U.S. government bond fund was replaced by a Balanced Fund option.

As explained in Note 7 of Notes to Consolidated Financial Statements, the Company makes an annual contribution to the Plan, based upon its pre-tax income. For this latest year, the Company's contribution amounted to $7.0 million, or approximately $.42 for each $1.00 deposited, before tax, by a member up to 6% of compensation.

All members employed as of February 1, 1993 are 100% vested in the Company's contribution as soon as it is credited to their accounts for the year. All members employed after February 1, 1993 will vest in Company contributions according to a 3-7 year vesting schedule. Prior to the 1994 fiscal year, members could elect to invest the Company's annual contribution in bonds guaranteed by the U.S. government, equities, insurance company contracts or Mercantile Stores common stock. Effective February 1, 1994, the U.S. government bond fund was replaced by a Balanced Fund option. Members who have an investment in Mercantile Stores common stock at year-end may, in confidence, direct the Trustee, The Northern Trust Company, to vote their shares at the Annual Meeting of Stockholders. At January 31, 1994, the Trustee was holding 1,658,888 shares of Mercantile Stores stock for the benefit of Plan members.

On February 1, 1994, members in the Plan represented approximately 92% of those eligible. Plan assets at year-end totalled $400 million, at market value.

The Company pays a substantial portion of the costs of several group medical and dental plans which are offered to eligible associates. The Company also offers disability and term life insurance coverage to eligible associates.

Paid vacation and holiday time, discounts on merchandise, and a highly successful policy of training and promoting from within complete the comprehensive benefit program available to associates.

Management's and Auditors' Reports
Statement of Management's Responsibility for Financial Statements

The management of Mercantile Stores Company, Inc. has prepared the consolidated financial statements and related financial information contained in this Annual Report. Management has the primary responsibility for the integrity of the financial statements and other financial information included and for ascertaining that the data accurately reflect the financial position and results of operations of the Company. Financial statements are prepared in conformity with generally accepted accounting principles, applying certain informed estimates and judgments as required.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed in accordance with proper authorization; that all such transactions are properly recorded and summarized to produce reliable financial records and reports; that assets are safeguarded; and that the accountability for assets is maintained. Management believes its system of internal accounting controls, augmented by its internal auditing function, assures the adequacy and quality of financial reporting.

Independent public accountants provide an objective, independent review of management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They review the system of internal accounting controls in order to provide a basis for reliance on such controls and perform such tests and other procedures they deem necessary to reach and express an opinion on the fairness of the financial statements.

The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is comprised solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent public accountants, management, and the internal auditors. The independent public accountants have direct access to the Audit Committee, with or without the presence of management representatives, to discuss the scope and results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

Based on the controls described, we believe the financial statements and related financial information in this report are accurate in all material respects and that they were prepared in accordance with appropriate and generally accepted accounting principles.

      David L. Nichols                 James M. McVicker
      Chairman of the Board            Vice President and
                                       Chief Financial Officer

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Mercantile Stores Company,
Inc.:

We have audited the accompanying consolidated balance sheets of Mercantile Stores Company, Inc. (a Delaware corporation) and subsidiaries as of January 29, 1994 and January 31, 1993, and the related statements of consolidated income and retained earnings and cash flows for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Stores Company, Inc. and subsidiaries as of January 29, 1994 and January 31, 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 1994 in conformity with generally accepted accounting principles.

As explained in Notes 6 and 7 to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes effective February 1, 1993 and accounting for postretirement benefits other than pensions effective February 1, 1992.

      Cincinnati, Ohio,                 Arthur Andersen & Co.
      April 1, 1994.

Statements of Consolidated Income and Retained Earnings
(in thousands)                              1993             1992       1991
Net Sales                                   $2,729,928   $2,732,041  $2,442,425
Costs, Expenses, and Other Income:
Cost of goods sold (including occupancy
 and central buying expenses)                1,962,015    1,927,149   1,720,361
Selling, general and administrative
 expenses                                      626,305      641,573     547,268
Provision for relocation                                     17,000
Interest expense                                36,236       35,464      23,390
Interest income                                 (5,288)      (3,099)     (4,511)
Other income                                   (33,018)     (29,145)    (30,485)

                                             2,586,250    2,588,942   2,256,023

Income before Provision for
 Income Taxes                                  143,678      143,099     186,402
Provision for Income Taxes:
           Current                              54,456       59,830      71,468
           Deferred                              2,583       (3,568)        895
                                                57,039       56,262      72,363
Income before extraordinary
 charge on early retirement
of debt and cumulative effect
 of accounting changes                          86,639       86,837     114,039
Extraordinary charge on
 early retirement of debt
 (net of income taxes of $3,550)                            (5,550)
Cumulative effect of accounting changes:
           Income taxes                          3,100
           Postretirement benefits
            other than pensions
            (net of income taxes
                       of $7,800)                          (12,200)
Net Income                                  $1,189,739   $1,169,087  $1,114,039
Retained Earnings at Beginning
 of Year                                     1,271,131    1,239,627   1,162,710
                                             1,360,870    1,308,714   1,276,749
Dividends Declared and Paid                     37,583       37,583      37,122
Retained Earnings at End of Year            $1,323,287   $1,271,131  $1,239,627
Net Income Per Share:
Income before extraordinary
 charge on early retirement
 of debt and cumulative effect
 of accounting changes                      $     2.35   $     2.36  $     3.10
Extraordinary charge on early
 retirement of debt                                           (0.15)
Cumulative effect of accounting changes:
         Income taxes                             0.09
         Postretirement benefits
          other than pensions                                 (0.33)
Net Income Per Share                        $     2.44   $     1.88  $     3.10

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets
(in thousands)                     January 29,        January 31,
                                      1994               1993
Assets
Current Assets:
Cash and cash equivalents          $  194,544         $  217,244
Receivables:
  Customer                            587,859            566,223
  Other                                47,255             47,485
Inventories                           425,492            422,819
Deferred income taxes                   5,875              6,065
Other current assets                    8,120              5,158
  Total Current Assets              1,269,145          1,264,994
Investments and Other
 Noncurrent Assets                     61,136             54,385
Deferred Income Taxes                  10,199              7,556
Property and Equipment:
Land                                   36,922             38,953
Buildings and improvements            649,108            596,758
Fixtures                              310,102            302,448
Leased property                        64,311             64,311
                                    1,060,443          1,002,470
Less accumulated depreciation         368,941            321,537
  Property and equipment, net         691,502            680,933
  Total                            $2,031,982         $2,007,868

See Notes to Consolidated Financial Statements

CAPTION

Consolidated Balance Sheets
(in thousands)                                 January 29,             January 31,
                                                  1994                    1993
Liabilities and Stockholders' Equity
Current Liabilities:

Current maturities of long-term debt           $  115,487              $  123,934

Accounts payable                                  116,116                 109,185

Taxes other than income                            16,182                  21,600

Accrued interest                                   11,687                  14,369

Other current liabilities                          45,765                  51,928

Accrued income taxes                               41,035                  31,466

Accrued payroll                                    20,612                  20,364

      Total Current Liabilities                   366,884                 272,846

Long-term Debt                                    271,965                 390,258

Due to Affiliated Companies                        26,713                  29,560

Other Long-term Liabilities                        31,712                  32,652

Stockholders' Equity:

Common stock - $.14 2/3
 par value, authorized and
 issued 36,887,475 shares,
outstanding 36,844,050
 (after deducting 43,425
 treasury shares)                                   5,403                   5,403

Additional paid-in capital                          6,018                   6,018

Retained earnings                               1,323,287               1,271,131

Total Stockholders' Equity                      1,334,708               1,282,552

      Total                                    $2,031,982              $2,007,868

See Notes to Consolidated Financial Statements


Notes to Consolidated Financial Statements
1.     Summary of Significant Accounting Policies

   A. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries including Maison Blanche, Inc. (MB) from date of acquisition (see Note 2). All material intercompany accounts and transactions have been eliminated.
       The Company uses the equity method to account for its 331/3% to 50% position in five shopping center joint ventures.

   B. Inventories - Substantially all retail inventories are valued by the retail method and stated on the last-in, first-out (LIFO) basis which is lower than market. At January 29, 1994 and January 31, 1993, inventories were $92 million and $88 million, respectively, lower than they would have been had the retail method been used without the application of the LIFO basis.

   C. Property and Equipment - Property and equipment is carried at cost. Depreciation is provided by using the straight-line method based on estimated useful lives of the assets for book purposes while accelerated depreciation, where permitted, is used for income tax purposes. Betterments, renewals, and repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. Property and equipment, other than buildings, are written off in the year that they become fully depreciated.

       The Company computes depreciation for book purposes based on the following ranges of estimated useful lives:
       Buildings                   15-50 years
       Building improvements       10-35 years
       Store fixtures              5-7 years
       Leased property             Term of lease or life of property, if shorter

      The Company leases certain property, principally store locations, under capital leases as defined by the Statement of Financial Accounting Standards No. 13. Property meeting the criteria within the Statement is capitalized and accounted for as an asset, with the corresponding obligation carried as a liability. The provision for amortization of leased properties is included in depreciation and amortization expense. All other lease agreements are classified and accounted for as operating leases with payments expensed as incurred.

   D. Cost of Goods Sold - Cost of goods sold in the retail industry traditionally includes occupancy and buying costs which are not directly associated with the cost and eventual selling price of merchandise. Among the occupancy expenses so classified are depreciation, rent, utilities, and real estate taxes. Buying costs, in this respect, include the payroll and travel expenses associated with the corporate buying function.

   E. Change in Fiscal Year - In 1993, the Company changed its fiscal year to a 52-week reporting period which ends on the Saturday nearest to January 31. Previously, the Company's fiscal year entailed the 12 months February 1 through January 31. References to years relate to fiscal years rather than calendar years.

   F. Store Pre-opening Expenses - Store pre-opening expenses are not material and are charged to income in the year the expenses are incurred. These include interest costs during the construction period, advertising, occupancy, and payroll costs.

   G. Segment Reporting - The Company has one significant segment of business (general merchandise department store retailing).

   H. Cash and Cash Equivalents - For purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents. The carrying amount of cash equivalents is a reasonable estimate of fair value.

   I. Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform with the classifications used in the 1993 financial statements.

2.     Purchase of Maison Blanche, Inc.

       Effective February 10, 1992, the Company acquired all of the issued and outstanding shares of MB for $40 million, of which $30 million was paid at the closing date. MB operates 16 retail department stores in Louisiana and Florida. The acquisition was accounted for as a purchase and was financed through internally generated funds. MB's results of operations are included in the financial statements from the effective date of the acquisition.

       The following unaudited pro forma information reflects the combined operations of MB and the Company, assuming the acquisition had occurred at the beginning of fiscal 1991:

       (in thousands, except per share data)

       Net sales                               $2,769,470
       Net income                              $  108,779
       Net income per share                    $     2.95

       The results of operations for MB for the period February 1 through February 10, 1992 were insignificant and, thus, pro forma results for fiscal 1992 are not presented. The above pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis above, nor are they indicative of future combined operations.

3.     Provision for Relocation

       During the first quarter of 1992, the Company recorded a provision of $17 million for the relocation of the corporate buying office from New York City to Fairfield, Ohio, and for the consolidation of certain divisional functions. The provision covered the costs of severance pay, employee relocation, lease abandonment, and other related expenses associated with the relocation.

4.     Financing Arrangements

       The Company's wholly owned subsidiary, Mersco Finance Corporation (Mersco), has a revolving credit agreement with Citibank pursuant to which the bank will lend up to $175 million at a rate of interest no higher than the bank's prime rate. This revolving credit agreement has a five-year term but can be canceled by Mersco on 60 days written notice.

       The Company also has in place additional uncommitted lines of credit in the total amount of $60 million. The Company does not pay any fee for maintaining these discretionary lines and interest on any borrowing is charged at a floating rate.

       At January 29, 1994 and January 31, 1993, there were no borrowings outstanding under the revolving credit agreement or the discretionary lines. During fiscal 1993, there were no borrowings under these credit facilities. The maximum borrowings for fiscal 1992 were $51 million, at an average interest rate of 4.8%. A commitment fee of $.7 million in 1993, 1992, and 1991 was charged under the revolving credit agreement. This fee is calculated on the basis of the lesser of (a) the average daily unused portion of the bank's aggregate commitment or (b) the average daily net receivables.

       The Company sells its customer receivables (other than MB) to Mersco which assigns these receivables to Citibank, without recourse, as security for any borrowings under the revolving credit agreement. In addition, Mersco and the Company's operating divisions have an agreement pursuant to which an affiliate of Citibank (the Service Company) manages and services the private label credit card program of the Company. This service includes credit authorization, absorption of bad debts, and the collection of all receivables arising from the use of private label credit cards. Mersco pays the operating divisions for these receivables when Mersco receives payment from the Service Company or on demand by the operating divisions. When such a demand is made prior to payment by the Service Company, Mersco borrows the funds from Citibank under the revolving credit agreement. In this way, Mersco is capable of providing sizable levels of seasonal working capital funding to the Company.


       As part of this service arrangement with Citibank, Mersco shares revenue generated from the finance charges collected on customer accounts receivable. Mersco retains approximately 20% of this revenue as a management fee and allocates the remainder to the Company. On a consolidated basis, this shared finance charge income which is included in other income on the accompanying Statements of Consolidated Income and Retained Earnings was $14 million in 1993, $16 million in 1992, and $23.5 million in 1991.

       On February 1, 1992, the Company gave notice to Citibank of the Company's election to terminate the agreement effective July 31, 1995. During the termination period, from February 1, 1992 through July 31, 1995, the Service Company will continue to manage and service the private label credit card program of the Company, and the revenue sharing formula will be adjusted downward. For fiscal 1993 and 1992, revenue sharing income has been reduced by $5.3 million and $5.4 million, respectively, because of this formula adjustment.

       The following are summary balance sheets for Mersco Finance Corporation:
       (in thousands)                                1993         1992
       Assets
       Customer receivables purchased from
        Mercantile Stores Company, Inc.              $536,829    $565,031
       Other receivables                               16,794      15,808
       Cash                                                 3           3
       Total Assets                                  $553,626    $580,842
       Liabilities and Stockholder's Equity
       Due to Mercantile Stores Company, Inc.        $515,951    $544,814
       Stockholder's Equity                            37,675      36,028
       Total Liabilities and Stockholder's Equity    $553,626    $580,842

       Prior to November of 1993, the Company sold all of its MB customer receivables to MB Funding Trust (MB Trust), an unaffiliated company. Under the terms of the Sale and Servicing Agreement, MB customer receivables were sold at a discount, without recourse, on a daily basis. The Company serviced these receivables and retained the income generated by them, net of costs associated with the program. The income generated by the MB Credit Program, net of discount, was approximately $6.2 million and $5.7 million in 1993 and 1992, respectively, and is reflected as other income on the accompanying Statements of Consolidated Income and Retained Earnings. Costs associated with servicing the receivables, which approximated $3.2 million in both 1993 and 1992, are reflected as selling, general and administrative expenses.

       In November 1993, the Company gave notice to the MB Trust of its election to terminate the Sale and Servicing Agreement and it is anticipated that the final termination process will be completed in the second quarter of 1994. During the termination preriod, the Company will continied to transfer MB customer receivables to the MB Trust and will retain a participation interest in such accounts. However, the MB Trust has no obligation to pay the Company for such accounts until the termination process is complete. The Company will finance MB customer receivables through internally generated funds. At January 29, 1994, the participation interest due from the MB Trust for customer receivables transferredduring the termination period totaled approximately
       $50 million, and is reflected as customer receivables on the accompanying Consolidated Balance Sheets. It is not anticipated that the termination of this arrangement will have a material effect on the Company's consolidated financial statements.

       During 1993 and 1992, MB customer receivable balances averaged $82 and $87 million, respectively. Total MB customer receivables of the MB Trust were $85 million (of which $50 million is reflected on the accompanying Consolidated Balance Sheets) and $89 million at January 29, 1994 and January 31, 1993, respectively.

5.     Long-Term Debt

       The Company's long-term debt consisted of the following:
       (in thousands)                                       1993        1992
       10.95% Senior Guaranteed Notes due 1994           $ 47,240    $ 47,240
       10.07% Mortgage Notes due 1994                      63,280      63,280
       8.2% Sinking Fund Debentures due 2022              100,000     100,000
       6.7% Notes due 2002                                100,000     100,000
       Industrial Revenue Bonds at rates
        ranging from 4.1% to 8.5%(a)                       12,441      19,693
       Variable Rate Mortgage Note at 1.5% over prime,
        payable in annual installments through
        February 1, 1996 (a)                                1,080      19,898
       Other Notes Payable                                 10,835      10,018
       Total Debt                                         334,876     360,129
       Capitalized Lease Obligations                       52,576      54,063
                                                          387,452     414,192
       Less - due within one year                         115,487      23,934
       Total Long-term Debt                              $271,965    $390,258

       (a) During the year, the Company prepaid the entire $6 million principal balance due on the 10.5% Industrial Development Revenue Bonds due 2013. In addition, $19 million principal amount of certain Mortgage Notes, with interest rates ranging from 8.4% to 9.6%, was prepaid.

       Maturities of long-term debt, including capitalized leases, for the next five years are as follows:

       Fiscal year     (in thousands)         Amount
       1994                                  $115,487
       1995                                  $  5,232
       1996                                  $  6,328
       1997                                  $ 26,108
       1998                                  $ 26,248

       During fiscal 1992, the Company tendered for and redeemed the 12.5% ($50 million) and 11.75% ($44 million) Sinking Fund Debentures due 2014 and 2015,respectively. The premiums paid, along with ancillary costs of redemption, resulted in an extraordinary charge of $5.5 million, or $.15 per share, after tax benefits of $3.5 million.

6.     Income Taxes
       During the first quarter of 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." This statement requires deferred tax recognition for all temporary differences in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for enacted changes in tax laws and rates. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11. The cumulative effect of this accounting change resulted in a credit to net income of $3.1 million, or $.09 per share. The components of taxes on income, excluding the extraordinary charge and cumulative effect of accounting change, consisted of the following:

       (in thousands) 1993  Federal    State       Total
       Current              $45,989   $ 8,467     $54,456
       Deferred               1,517     1,066       2,583
          Total             $47,506   $ 9,533     $57,039

                      1992  Federal    State       Total
       Current              $48,396   $11,434     $59,830
       Deferre              (2,694)     (874)     (3,568)
          Total             $45,702   $10,560     $56,262

                      1991  Federal    State       Total
       Current              $58,810   $12,658     $71,468
       Deferred                 522       373         895
          Total             $59,332   $13,031     $72,363

       Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect, excluding the cumulative effect of accounting change, of each were as follows:

       (in thousands)                    1993         1992       1991
       Depreciation                    $ (4,431)   $ (1,102)   $ 2,870
       Associate Benefit Plans            4,410       2,061        792
       Relocation                         1,883      (3,670)     1,418
       Other                                721        (857)    (4,185)
          Total                        $  2,583    $ (3,568)   $   895

       The provision for income taxes is different from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows:

       (in thousands)                    1993        1992        1991
       Provision at statutory rate
          of 35% for 1993 and 34% in
          prior years                 $50,287     $48,654       $63,377
       State and local income tax,
       less Federal income tax
       benefit                          6,196         6,970       8,601
       Other                              556           638         385
       Total income tax provision     $57,039       $56,262     $72,363
       Effective income tax rate        39.7%         39.3%       38.8%

       Changes in Federal tax laws enacted in August of 1993 increased the statutory income tax rate for corporations from 34% to 35%, retroactive to January 1,1993. The Company reflected this change in income tax expense and the required revaluation of net deferred tax assets in the third quarter of 1993. The retroactive effect of this change in the tax law did not have a material effect on the Company's financial position or results of operations.

       The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:
                                                                1993
       Assets:
           Inventory accounting                                $ 5,208
           Postretirement benefits costs                        10,836
           Interest, taxes and real estate costs                10,490
           Relocation costs                                      2,897
           Capitalized leases                                    3,527
           Other                                                 6,934
       Total deferred tax assets                                39,892
       Liabilities:
           Depreciation                                         (3,597)
           Pension, savings and profit sharing costs           (15,057)
           Other                                                (5,164)
       Total deferred tax liabilities                          (23,818)
       Total Net Deferred Tax Assets                           $16,074

7. Associate Benefit Plans

       The Company maintains a formal, qualified, non-contributory pension plan covering all associates who have met certain age and service requirements. Benefits under this plan generally are based on a career average formula. The Company funds this plan in accordance with ERISA requirements.

       As computed under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," components of the net pension benefit included in income before income taxes for the past three fiscal years were as follows:

       (in thousands)                     1993        1992        1991
       Service cost                    $  6,524    $  6,908    $  6,475
       Interest cost                     10,351       9,788       9,020
       Actual return on plan assets     (39,586)    (21,551)    (50,529)
       Amortization of transition asset  (5,043)     (5,043)     (5,043)
       Other amortization and deferral   13,966       2,056       35,821
       Net pension benefit             $(13,788)   $ (7,842)    $ (4,256)

       The expected long-term rate of return on assets used in determining net pension cost was 8.5% in 1993 and 1992.

       The actuarial present value of benefits was determined using a discount rate of 7.5% in 1993 and 1992. The rate of compensation increase used to measure the projected benefit obligation was 5.5% in 1993 and 1992.

       The funded status of the formal qualified pension plan at January 29, 1994 and January 31, 1993, based on actuarial and plan asset information as of October 31, 1993 and 1992, was as follows:

       (in thousands)                                1993        1992
       Actuarial present value of benefit obligations:
       Vested benefits                             $123,900    $107,100
       Non-vested benefits                            1,800       1,600
       Accumulated benefits obligation              125,700     108,700
       Impact of future salary increases             28,553      32,368
       Projected benefit obligation                 154,253     141,068
       Plan assets at fair value                    306,094     273,427
       Plan assets in excess of projected
        benefit obligation                          151,841     132,359
       Items not yet recognized in income:
       Initial transition credit which is being
        amortized over 15 years                     (40,345)    (45,388)
       Subsequent net gain                          (70,968)    (60,231)
       Prepaid pension benefit                     $ 40,528    $ 26,740

       No funding activity occurred between the plan and the Company during the fourth quarter of 1993 or 1992.

       The plan's assets include investments in common stocks, fixed income securities, real estate investments, short-term investments, and cash.

       The Company contributes to qualified and non-qualified savings, profit sharing and supplemental retirement plans, and non-qualified pension plans covering certain associates. The Company's total contribution to the qualified and non-qualified savings, profit sharing, and supplemental retirement plans is based on 5% of pre-federal income tax FIFO profits, before consideration of provision for profit sharing. The costs to the Company under these plans for the past three years were as follows:

       (in thousands)                    1993        1992        1991
       Savings and Profit Sharing      $ 7,026     $ 5,295     $ 9,345
       Pension                           1,258       1,569      11,591
           Total                       $ 8,284     $ 5,864     $ 9,936

       The Company provides certain health care benefits for retired associates on a contributory basis. Current retirees and active associates who retire on or after age 60, with five or more years of service, are eligible for these benefits if they had continuous medical coverage in the five years preceding retirement. The plan does not cover retirees after Medicare eligibility. The Company funds these benefits as claims are incurred.

       During the year, the plan was changed to provide for retiree contributions based on years of service. Further cost savings were achieved by increasing deductibles and introducing managed care. The Company reserves the right to modify or terminate this program at any time. The effects of these changes are included in the tables shown below.

       Effective February 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement requires that the expected cost of postretirement benefits other than pensions be charged to expense during the years that the associates render service. In 1991, the Company recognized these costs on a cash basis and they amounted to $1.3 million. The cumulative effect of this accounting change resulted in a charge to 1992 net income of $12.2 million, or $.33 per share, after tax benefits of $7.8 million.

       The components of net periodic postretirement benefit cost for 1993 and 1992 were as follows:

       (in thousands)                                1993        1992
       Service cost earned during the year         $ 1,729     $ 2,100
       Interest cost on projected benefit
        obligation                                   1,581       1,600
       Net amortization and deferral                  (703)
       Net periodic postretirement benefit cost    $ 2,607     $ 3,700

       The following table sets forth the plans' combined funded status:

       (in thousands)                           1993        1992
       Accumulated Postretirement Benefit Obligation:
       Retirees                                $ 4,130     $ 1,821
       Fully eligible active plan participants     189       3,562
       Other active plan participants            5,990      12,040
                                                10,309      17,423
       Unrecognized net gain from changes
        in plan and assumptions                  4,935      (2,724)
       Unrecognized prior service cost           8,527       7,501
       Accrued postretirement benefit costs    $23,771     $22,200

       For measurement purposes, the following assumptions were used to project changes in the accumulated postretirement benefit obligation:

                                          1993                   1992
       Discount rate                   7.5%                    8.5%
       Health care cost trend rate     10.25% to 5%            13% to 6.9%
       Years to ultimate trend                  11                     23

       The health care cost trend rate affects the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by $.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $.2 million.

       In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No. 112), which requires the Company to recognize an obligation for postemployment benefits provided to former or inactive employees after employment but before retirement. SFAS No. 112 will be adopted in the first quarter of 1994 and the after tax cost of the cumulative effect of this accounting change is a charge of approximately $1.1 million, or $.03 per share.


8.     Fair Value of Financial Instruments

       In 1992, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" which requires disclosure of the estimated fair value of certain financial instruments of the Company. This information does not purport to be a valuation of the Company as a whole.

       The fair value of long-term debt, including the current portion and excluding capital lease obligations, is approximately $335 million at January 29, 1994 and $375 million at January 31, 1993. The fair value is based on the present value of future cash flows. The discount rates used approximate the incremental borrowing costs for similar instruments.

9.     Leases

       The Company leases some of its operating properties such as store and warehouse facilities and some equipment. The majority of these leases will expire within the next 20 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses, and, in certain instances, increased rentals based on percentages of sales.

       Future minimum lease payments under noncancelable leases as of January
       29, 1994 are as follows:
       Fiscal year   (in thousands)     Capital      Operating     Total
       1994                            $  6,346      $ 23,276    $ 29,622
       1995                               6,346        20,492      26,838
       1996                               6,346        20,163      26,509
       1997                               6,246        19,265      25,511
       1998                               6,118        17,496      23,614
       Thereafter                       183,171       128,181     211,352
       Total minimum lease
         payments                      $114,573      $228,873    $343,446
       Less:  Executory costs             (306)
              Interest                 (61,691)
       Present value of net minimum
           lease payments              $ 52,576

       Rent expense consisted of the following:
       (in thousands)                   1993          1992          1991
       Minimum rentals               $ 23,509      $ 22,457      $ 17,175
       Contingent rentals
         (based on % of sales)          4,503         7,416         8,970
                                     $ 28,012      $ 29,873      $ 26,145

10. Contingencies

       The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

Quarterly Results
unaudited (in thousands, except per share data)
                   1st Quarter  2nd Quarter  3rd Quarter  4th Quarter     1993
Net Sales          $572,345     $615,380     $654,143     $888,060     $2,729,928
Costs, Expenses,
 and Other Income:
Cost of goods sold
 (including occupancy
 and central buying
 expenses)          401,900      459,926      460,976      639,213      1,962,015

Selling, general,
 and administrative
 expenses           151,005      156,843      157,647      160,810        626,305
Interest expense,
 net                  7,783        7,718        7,707        7,740         30,948
Other income         (7,073)      (7,212)     (6,067)     (12,666)       (33,018)
                    553,615      617,275      620,263      795,097      2,586,250

Income (loss)
 before income
 taxes               18,730      (1,895)       33,880       92,963        143,678
Provision for
 income taxes         7,254        (562)       13,340       37,007         57,039
Income (loss)
 before cumulative
 effect of
 accounting
 change              11,476      (1,333)       20,540       55,956         86,639
Cumulative effect
 of accounting
 change for income
 taxes                3,100                                                 3,100
Net income
 (loss)            $ 14,576     $ (1.333)    $ 20,540     $ 55,956     $   89,739
Net income (loss)
 per share:
Income (loss)
 before cumulative
 effect of
 accounting
 change            $     .31   $     (.04)    $   .56     $   1.52     $    2.35
Cumulative effect
 of accounting
 change                  .09                                                 .09
Net income (loss)
 per share         $     .40    $    (.04)   $    .56     $   1.52     $    2.44

                   1st Quarter  2nd Quarter  3rd Quarter  4th Quarter    1992
Net Sales          $587,818     $601,784     $647,511     $894,928     $2,732,041
Costs, Expenses,
 and Other Income:
Cost of goods sold
 (including occupancy
 and central buying
 expenses)          407,109      440,836      445,741      633,463      1,927,149

Selling, general,
 and administrative
 expenses           149,062      152,602      168,534      171,375        641,573
Provision for
 relocation          17,000                                                17,000
Interest expense,
 net                  8,292       6,568        7,946        9,559          32,365
Other income        (7,227)      (7,285)      (5,201)      (9,432)       (29,145)

                   574,236      592,721      617,020      804,965       2,588,942

Income before
 income taxes       13,582        9,063       30,491       89,963         143,099
Provision for
 income taxes        5,387        3,665       12,065       35,145          56,262
Income before
 extraordinary
 charge on early
 retirementof debt
 and cumulative
 effect of
 accounting
 change               8,195       5,398       18,426       54,818          86,837
Extraordinary
 charge on early
 retirement of
 debt (net of
 income taxes
 of $3,550)          (5,550)                                              (5,550)
Cumulative effect
 of accounting
 change for
 postretirement
 benefits other
 than pensions
 (net of income
 taxes of $7,800)   (12,200)                                             (12,200)
Net income
 (loss)            $ (9,555)    $  5,398     $ 18,426     $ 54,818     $   69,087
Net income (loss) per share:
Income before
 extraordinary
 charge on early
 retirement of
 debt and cumulative
 effect of accounting
 change            $    .22     $    .15     $    .50     $   1.49     $     2.36
Extraordinary charge
 on early
 retirement of
 debt                  (.15)                                                (.15)
Cumulative effect
 of accounting
 change                (.33)                                                (.33)
Net income (loss)
 per share         $   (.26)    $    .15     $    .50     $   1.49     $     1.88

Ten-Year Selected Financial Data
(Dollars in thousands, except per share data)


                                 1993              1992       1991       1990
Operating Results
Net sales                       $2,729,928    $2,732,041   $2,442,425  $2,367,210
Cost of goods sold               1,962,015     1,927,149    1,720,361   1,670,555
Selling, general,
and administrative expenses        626,305       641,573      547,268     527,467
Provision for relocation                          17,000
Interest expense                    36,236        35,464       23,390      23,422
Interest income                     (5,288)       (3,099)      (4,511)     (4,160)
Other income                       (33,018)      (29,145)     (30,485)    (29,186)
Income before provision for
 income taxes                      143,678       143,099      186,402     179,112
   Percent to sales                    5.3           5.2          7.6         7.6
Provision for income taxes          57,039        56,262       72,363      55,498
Income before extraordinary charge and
 cumulative effect of accounting
 changes                            86,639        86,837      114,039     123,614
Extraordinary charge, net                         (5,550)
Accounting changes, net              3,100       (12,200)
Net income                          89,739        69,087      114,039     123,614
   Percent to sales                    3.3           2.5          4.7         5.2
   Per common share             $     2.44    $     1.88   $     3.10  $     3.36
Dividends declared                  37,583        37,583       37,122      26,804
   Per common share             $     1.02    $     1.02   $  1.003/4  $   .723/4
Dividends paid                      37,583        37,583       37,122      35,278
   Per common share             $     1.02    $     1.02   $  1.003/4  $   .953/4

Financial Position
Working capital                 $  902,301    $  992,148   $  988,783   $ 934,494
   Ratio of current assets to
   current liabilities                3.46          4.64         6.44        6.13
Receivables                        635,114       613,708      656,428     667,600
Inventories                        425,492       422,819      381,406     393,304
Property and equipment, net (includes
 capitalized leases)               691,502       680,933      461,563     444,696
Total assets                     2,031,982     2,007,868    1,673,099   1,596,630
Long-term debt                     271,965       390,258      207,150     207,906
Retained earnings                1,323,287     1,271,131    1,239,627   1,162,710
Stockholders' equity             1,334,708     1,282,552    1,251,048   1,174,131
   Per common share             $    36.23    $    34.81   $    33.96  $    31.87
   Return on stockholders' equity (1)  6.9%          5.5%        9.4%        11.0%
  Number of shares outstanding     36,844        36,844       36,844      36,844

Other Data
Capital expenditures for property
 and equipment                  $  106,210    $  110,638    $  79,931   $  82,944
Depreciation                        93,455        94,036       70,607      63,158
Stores opened during year                3             1           2           3
Stores acquired                                       16
Stores closed during year                1             1           1           1
Number of stores                       101            99          83          82
Total square feet                   16,212        15,820      13,145      12,683
Sales per square foot           $      168    $      173    $    186   $     187

(1) Based on average stockholders' equity at beginning and end of year

Ten-Year Selected Financial Data
(Dollars in thousands, except per share data)
                        1989          1988          1987          1986
Operating Results
Net sales           $2,312,802    $2,265,500      $2,155,653   $2,028,202
Cost of goods
 sold                1,594,849     1,551,484       1,476,327    1,377,763
Selling, general, and
 administrative
 expenses              502,537       480,225         451,885      431,656
Provision for
relocation              10,000
Interest expense        22,818        23,076          22,971       23,695
Interest income        (4,289)       (3,934)         (3,268)      (3,301)
Other income          (26,156)      (22,021)        (19,402)    (17,811)
Income before provision
 for income taxes      213,043       236,670         227,140      216,200
   Percent to sales        9.2          10.4            10.5         10.7
Provision for income
 taxes                  82,700        92,208          97,584      105,135
Income before extraordinary
 charge and cumulative
 effect of accounting
 changes               130,343       144,462         129,556      111,065
Extraordinary
charge, net
Accounting
changes, net
Net income             130,343       144,462         129,556      111,065
   Percent to sales        5.6           6.4             6.0          5.5
   Per common share $     3.54    $     3.92      $     3.52   $     3.01
Dividends declared      33,897        35,922          24,870       21,371
   Per common share $      .92    $   .971/2      $   .671/2   $      .58
Dividends paid          32,792        28,553          24,870       21,371
   Per common share $    .89      $   .771/2      $   .671/2   $      .58

Financial Position
Working capital     $  873,612    $  846,839      $  817,449    $ 756,698
   Ratio of current assets
   to current
   liabilities            4.65          4.63            4.88         4.52
Receivables            644,633       625,199         588,510      548,132
Inventories            393,319       362,037         332,175      306,516
Property and equipment, net
 (includes capitalized
  leases)              408,229       355,438         310,486      294,846
Total assets         1,548,438     1,451,752       1,353,357    1,279,112
Long-term debt         199,284       197,058         205,241      205,786
Retained earnings    1,065,900       969,454         860,914      756,228
Stockholders' equity 1,077,321       980,875         872,335      767,728
   Per common share $    29.24    $    26.62      $    23.68   $    20.84
   Return on stockholders'
   equity (1)            12.7%         15.6%           15.8%        15.4%
   Number of shares
    outstanding         36,844        36,844          36,844       36,845

Other Data
Capital expenditures for
 property and
 equipment          $1,197,230    $1,192,572      $1,157,797   $1,1164,436
Depreciation            54,478        47,541          47,141        46,833
Stores opened
 during year                 1             2               1             2
Stores acquired
Stores closed
 during year                 1             1               4
Number of stores            80            80              79            82
Total square feet       12,077        11,791          11,124        11,105
Sales per square foot $    192     $     192      $      194   $       183

(1) Based on average stockholders' equity at beginning and end of year

Ten-Year Selected Financial Data
(Dollars in thousands, except per share data)
                            1985            1984
Operating Results
Net sales                $1,880,039     $1,706,904
Cost of goods
 sold                     1,279,199      1,166,616
Selling, general, and
 administrative
 expenses                   404,328        377,405
Provision for
relocation
Interest expense             21,571         18,566
Interest income             (2,833)        (4,234)
Other income               (18,674)       (13,086)
Income before provision
 for income taxes           196,448        161,637
   Percent to sales            10.4            9.5
Provision for income
 taxes                       94,000         76,868
Income before extraordinary
 charge and cumulative
 effect of accounting
 changes                    102,448         84,769
Extraordinary
charge, net
Accounting
changes, net
Net income                  102,448         84,769
   Percent to sales             5.4            5.0
   Per common share      $     2.78     $     2.30
Dividends declared           18,791         16,950
   Per common share      $      .51     $      .46
Dividends paid               18,791         16,950
   Per common share      $      .51     $      .46

Financial Position
Working capital          $  628,080     $  510,227
   Ratio of current assets
   to current
   liabilities                 3.52           3.16
Receivables                 514,759        420,387
Inventories                 281,446        248,810
Property and equipmet, net
 (includes capitalized
  leases)                   270,035        261,583
Total assets              1,163,264      1,025,459
Long-term debt              211,224        166,160
Retained earnings           666,534        582,877
Stockholders' equity        678,034        594,377
   Per common share      $    18.40     $    16.13
   Return on stockholders'
   equity (1)                  16.1%         15.1%
   Number of shares
    outstanding              36,845         36,845

Other Data
Capital expenditures for
 property and
 equipment               $1,149,639     $1,150,994
Depreciation                 43,267         38,651
Stores opened
 during year                      2              2
Stores acquire
Stores closed
 during year                                     1
Number of stores                 80             78
Total square feet            10,676         10,174
Sales per square foot    $      176     $      168

(1) Based on average stockholders' equity at beginning and end of year

BACONS/McALPIN'S/LION/ROOT'S

Store Locations                Shopping Centers/Malls

Louisville, KY                 Bashford Manor Mall (Bacons)
                               Shively Center (Bacons)
                               Louisville Galleria (Bacons)
                               The Mall in St. Matthew's (Bacons)
                               St. Matthew's Home Store (Bacons)

Owensboro, KY                  Towne Square Mall (Bacons)

Lexington, KY                  Lexington Mall (McAlpin's)
                               Turfland Mall (McAlpin's)
                               Fayette Mall (McAlpin's)

Crestview Hills, KY            Crestview Hills Mall (McAlpin's)

Clarksville, IN                River Falls Mall (Bacons)

Terre Haute, IN                Honey Creek Square (Root's)

Cincinnati, OH                 Downtown (McAlpin's)
                               Eastgate Mall (McAlpin's)
                               Kenwood Towne Centre (McAlpin's)
                               Northgate Mall (McAlpin's)
                               Tri-County Mall (McAlpin's)
                               Western Hills Plaza (McAlpin's)

Middletown, OH                 Towne Mall (McAlpin's)

Toledo, OH                     Westgate Village Shopping Center (Lion)
                               Southwyck Shopping Center (Lion)
                               North Towne Square (Lion)
                               Franklin Park Mall (Lion)



CASTNER KNOTT CO.

Store Locations                Shopping Centers/Malls

Nashville, TN                  Galleria at Cool Springs
                               Downtown
                               The Mall at Green Hills
                               Rivergate Mall
                               Donelson Plaza
                               Harding Mall
                               Hickory Hollow Mall
                               Bellevue Center

Tullahoma, TN                  Northgate Mall

Florence, AL                   Regency Square Mall

Decatur, AL                    Riveroaks Center

Huntsville, AL                 Madison Square Mall

Bowling Green, KY              Greenwood Mall


GAYFERS/J.B. WHITE

Store Locations                Shopping Centers/Malls
Montgomery, AL                 Montgomery Mall (Gayfers)
                               Eastdale Mall (Gayfers)

Auburn, AL                     Village Mall (Gayfers)

Tuscaloosa, AL                 McFarland Mall (Gayfers)

Albany, GA                     Albany Mall (Gayfers)

Columbus, GA                   Peachtree Mall (Gayfers)

Savannah, GA                   Savannah Mall (J.B. White)

Augusta, GA                    Regency Mall (J.B. White)
                               National Hills Shopping Center
                               (J.B. White)

Aiken, SC                      Heritage Square (J.B. White)

Columbia, SC                   Dutch Square (J.B. White)
                               Richland Mall (J.B. White)

Greenville, SC                 Greenville Mall (J.B. White)

GAYFERS/MAISON BLANCHE

Store Locations                Shopping Centers/Malls

Mobile, AL                     Springdale Mall (Gayfers)
                               Jubilee Mall (Gayfers)

Dothan, AL                     Wiregrass Commons (Gayfers)

Biloxi-Gulfport, MS            Edgewater Mall (Gayfers)

Jackson, MS                    Metrocenter (Gayfers)
                               Northpark Mall (Gayfers)

Baton Rouge, LA                Main Street (Maison Blanche)
                               Cortana Mall (Maison Blanche)

Lafayette, LA                  Acadiana Mall (Maison Blanche)

New Orleans, LA                Canal Street (Maison Blanche)
                               Clearview Shopping Center
                               (Maison Blanche)
                               Plaza Lake Forest (Maison Blanche)
                               North Shore Square (Maison Blanche)
                               Oakwood Shopping Center
                               (Maison Blanche)

Clearwater, FL                 Clearwater Mall (Gayfers)

Pensacola, FL                  Town & Country Plaza (Gayfers)
                               Cordova Mall (Gayfers)

Ft. Walton Beach, FL           Santa Rosa Mall (Gayfers)

Panama City, FL                Panama City Mall (Gayfers)

Tallahassee, FL                Tallahassee Mall (Gayfers)

Jacksonville, FL               Regency Square Mall (Maison Blanche)
                               Roosevelt Mall (Maison Blanche)
                               Orange Park Mall (Maison Blanche)
                               The Avenues (Maison Blanche)

Daytona Beach, FL              Volusia Mall (Maison Blanche)

Orlando, FL                    Orlando Fashion Square (Maison Blanche)
                               Altamonte Mall (Maison Blanche)
                               The Florida Mall (Maison Blanche)


JONES/JOSLINS/HENNESSY'S/
de LENDRECIE'S/GLASS BLOCK

Store Locations                Shopping Centers/Malls

Kansas City, MO                Downtown (The Jones Store Co.)
                               Blue Ridge Mall (The Jones Store Co.)
                               Metro North Mall (The Jones Store Co.)
                               Bannister Mall (The Jones Store Co.)

Overland Park, KS              Metcalf South Shopping Center
                               (The Jones Store Co.)

Prairie Village, KS            Prairie Village Shopping Center
                               (The Jones Store Co.)

Independence, MO               Independence Center
                               (The Jones Store Co.)

Topeka, KS                     West Ridge Mall
                               (The Jones Store Co.)

Denver, CO                     Downtown (Joslins)
                               Cinderella City (Joslins)
                               Buckingham Square (Joslins)
                               Villa Italia Center (Joslins)
                               Westminster Mall (Joslins)
                               Southwest Plaza (Joslins)

Greeley, CO                    Greeley Mall (Joslins)

Longmont, CO                   Twin Peaks Mall (Joslins)

Colorado Springs, CO           Chapel Hills Mall (Joslins)

Pueblo, CO                     Pueblo Mall (Joslins)

Cheyenne, WY                   Frontier Mall (Joslins)

Billings, MT                   Rimrock Mall (Hennessy's)

Missoula, MT                   Southgate Mall (Hennessy's)

Helena, MT                     Capital Hill Shopping Center
                               (Hennessy's)

Fargo, ND                      West Acres Shopping Center
                               (de Lendrecie's)

Duluth, MN                     Miller Hill Mall (Glass Block)

Group Presidents

Gregory A. Brandjord
President of The Jones Store Co., Joslins,
Glass Block, Hennessy's, and de Lendrecie's
Twenty-four Stores in Missouri, Kansas, Colorado,
Montana, Wyoming, Minnesota, and North Dakota
Headquartered in Kansas City, Missouri

Thomas N. Groh
President of Bacons, McAlpin's, Root's, and Lion
Twenty-three Stores in Kentucky, Ohio,
and Indiana
Headquartered in Louisville, Kentucky

Philip W. Kaiser
President of Gayfers and Maison Blanche
Twenty-eight Stores in Florida, Louisiana,
Alabama, and Mississippi
Headquartered in Mobile, Alabama

Edward A. Overbey, Jr.
President of Castner Knott Co.
Thirteen Stores in Tennessee, Kentucky,
and Alabama
Headquartered in Nashville, Tennessee

Michael G. Shannon
President of Gayfers and J.B. White
Thirteen Stores in Alabama, Georgia,
and South Carolina
Headquartered in Montgomery, Alabama


Corporate Officers

David L. Nichols
Chairman of the Board and
Chief Executive Officer

James M. McVicker
Vice President and
Chief Financial Officer

James D. Cain
Vice President

Randolph L. Burnette
Vice President

Paul E. McLynch
Vice President

William A. Carr
Treasurer

Kathryn M. Muldowney
Controller

Dennis F. Murphy
Secretary

Directors
s-H. Keith H. Brodie, M.D.
President Emeritus of Duke University

s-John A. Herdeg
Attorney at Law and
Chairman of the Board of
Christiana Bank and Trust Company

s-Thomas J. Malone
President of Milliken & Company

n-Rene C. McPherson
Former Chairman of the Board of
Dana Corporation and former
Dean of Stanford University
Graduate School of Business

Gerrish H. Milliken
Director of Milliken & Company

n-Minot K. Milliken
Vice President and a Director of
Milliken & Company

s,n-Roger Milliken
Chairman of the Board and
Chief Executive Officer of
Milliken & Company

s,n-George S. Moore
International Financial Consultant

David L. Nichols
Chairman of the Board and
Chief Executive Officer of
Mercantile Stores Company, Inc.

n-Francis G. Rodgers
Former Vice President of IBM Corporation

Roger K. Smith
Strategic Marketing Manager of
Analog Devices, Inc.




  s-Audit Committee
  n-Compensation Committee

Stockholder Information
Annual Meeting
The Annual Meeting of Stockholders will be held at 11:30 a.m. on Wednesday, May 25, 1994 at
1100 North Market Street, Wilmington, Delaware.
All stockholders are cordially invited to attend.

Corporate Offices
Mercantile Stores Company, Inc.
9450 Seward Road
Fairfield, Ohio 45014
Telephone: 513-881-8000

Stock Transfer Agent, Registrar and Dividend Distributing Agent
Harris Trust Company of New York
77 Water Street
New York, NY 10005
Telephone: 212-701-7600

6.7% Notes and
8.2% Debentures Trustee
Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio 45263
Telephone: 513-579-5300

Independent Accountants
Arthur Andersen & Co.
425 Walnut Street
Cincinnati, Ohio 45202
Telephone: 513-381-6900

General Counsel
Curtis, Mallet-Prevost, Colt & Mosle
101 Park Avenue
New York, NY 10178
Telephone: 212-696-6000

Form 10-K Annual Report
A copy of Mercantile's 1993 Form 10-K
Annual Report as filed with the Securities and Exchange Commission is available upon request by writing:
  Office of the Secretary
  Mercantile Stores Company, Inc.
  1100 North Market Street
  Wilmington, Delaware 19801
  Telephone: 302-575-1816