Form 10-K, Exhibit 13
period 1995-01-28
MERCANTILE STORES CO INC
filed 1995-04-20
CIK 64923

Financial Highlights
                                 1994                  1993
                              Year Ending           Year Ending           %
                            January 28, 1995      January 29, 1994    Change

For the year:
Net Sales                   $2,819,837,000          $2,729,928,000      3.3
Income:
  Net Operating Income -
    Excluding Consolidation   $107,517,000          $   86,639,000     24.1
    Consolidation Provision   $(3,000,000)                      -
  Net Operating Income         104,517,000              86,639,000     20.6
  Accounting Changes            (1,100,000)              3,100,000
Net Income                    $103,417,000             $89,739,000     15.2

Per Share Data:
  Net Income -
    Excluding Consolidation         $2.92                   $2.35
    Consolidation Provision          (.08)                      -
  Net Operating Income               2.84                    2.35
  Accounting Changes                 (.03)                    .09
Net Income                          $2.81                    $2.44

Working Capital              $957,030,000             $902,268,000       6.1
  Ratio                               4.7                      3.5
Long-Term Debt*              $266,397,000             $387,452,000    (31.2)
Debt to Capitalization
  Ratio                               16.0%                   22.5%
Stockholders' Equity        $1,400,551,000           $1,334,715,000     4.9
Book Value Per Share                $38.01                   $36.23     4.9
Stock Price                        $44-1/8                      $39    13.1

* Includes current maturities

Management's Discussion and Analysis

Results of Operations

Net Sales percentage changes on a total and comparable store basis for the last three years were as follows:

                       1994            1993            1992
Total                  3.3%            (1.1%)          11.9%
Comparable             1.7%            (1.9%)          (2.6%)

In 1994, each of the Company's five operating retail groups reported a sales increase. The 1992 percentage increase in total sales reflects the non-comparable influence of the Maison Blanche (MB) acquisition which was consummated at the start of that year.

Net Income for 1994, before a special consolidation provision and the impact of accounting changes, increased
24.1% to $107.5 million, or $2.92 per share, from the $86.6 million, or $2.35 per share, earned in the prior year.

Net income for the past three years has been affected by non-recurring items and/or the effect of accounting changes. In 1994, net income was reduced by a total of $4.1 million due to a provision for a divisional consolidation and the adoption of an accounting standard covering postemployment benefits. In 1993, the adoption of an accounting standard with respect to income taxes increased net income by $3.1 million and, in 1992, net income was reduced by a total of $28.2 million due to charges recorded for the adoption of a new accounting standard covering postretirement benefits, the relocation of the corporate buying office and other divisional functions, and costs associated with the early retirement of debt.

As discussed in more detail in the following sections, net income for 1994 was also impacted by a continued reduction in selling, general and administrative expenses and a reduction in interest expense. In addition, net income for 1994 was also affected by a charge of $1.1 million related to the closing of a store in Colorado, while net income for 1993 included a gain of $3.2 million related to a sale of land not used in the business.

The summary which follows presents a tabular analysis of the components of net income for the past three years:

                              1994             1993            1992
(in millions, except             Per               Per             Per
 per share data)         Amount  Share     Amount  Share    Amount Share
Net income before
non-recurring items and
accounting changes      $107.5   $2.92      $86.6  $2.35     $97.3  $2.64
Consolidation/
relocation
provisions                (3.0)  (.08)          -      -     (10.5)  (.28)
Postemployment
 benefits                 (1.1)  (.03)          -      -         -     -
Income taxes                 -      -         3.1    .09         -     -
Postretirement
 benefits                    -      -           -      -     (12.2)  (.33)
Early retirement
 of debt                     -      -           -      -      (5.5)  (.15)
Net income              $103.4  $2.81       $89.7  $2.44     $69.1  $1.88


Cost of Goods Sold (COGS) in the retail industry traditionally includes certain occupancy and buying costs which are not directly associated with the cost of merchandise. Occupancy expenses so classified include depreciation, rent, utilities, and real estate taxes; buying costs, in this respect, include the payroll and travel expenses of the corporate central buying function.

In 1994, COGS, as a percent of net sales on a first-in, first-out (FIFO) basis, increased 0.2% over the prior year. This increase was attributable to reasons which do not evolve from the cost and selling price of merchandise. The increase primarily resulted from the impact that significantly increased levels of leased department sales had on margins. Leased department sales increased 16% over the prior year and the substantially lower margins earned from these sales resulted in a 0.3% increase in COGS. Shrinkage, which was higher by 0.2%, also contributed to the increase. Offsetting these increases was a 0.2% decrease in pure merchandise costs (the original cost of merchandise plus the cost of subsequent markdowns) and a 0.1% decrease in the depreciation element of occupancy costs.

In 1993, COGS on a FIFO basis increased 1.2% due primarily to a much more promotional environment, particularly during the holiday season. In 1992, this ratio increased approximately 0.5% due entirely to an increase in the occupancy expense elements of COGS, most of which was attributable to the lower sales productivity generated by the newly acquired MB stores.

The Company uses the last-in, first-out (LIFO) method to value all of its retail inventories. The LIFO impact on 1994 COGS was unusual as several categories of apparel, which constitute a majority of the Company's inventories, actually experienced a year-to-year price deflation as that economic factor is measured by the Bureau of Labor Statistics. This served to produce a LIFO credit of $.11 per share in 1994 contrasted with a charge of $.06 per share in 1993 and a credit of $.01 per share in 1992.

The impact of LIFO on COGS, as a percent of sales, was:

                                  1994           1993           1992
Cost of goods sold                71.7%          71.8%          70.5%
LIFO credit/(charge)                .2            (.1)           -
Cost of goods sold (FIFO)         71.9%          71.7%          70.5%

Operating Expenses - Selling, general and administrative expenses (SG&A) declined in terms of absolute dollars for the second consecutive year. Relative to sales, the 1994 decrease in this line item amounted to 0.8%. Almost two-thirds of this decline was directly identifiable with a reduction in payroll and payroll-related expenses.

In 1993, SG&A declined approximately 0.5% from the prior year with payroll and payroll-related expenses again comprising better than 50% of this decline. In 1992, SG&A increased approximately 1.1% over the prior year. Increases experienced in payroll and payroll-related expenses as well as marketing expense accounted for the majority of this change. In addition, approximately one half of the 1992 increase was attributable to the lower sales productivity and consequent higher expense ratios experienced by the MB stores which were acquired at the start of that year.

SG&A expense, as a percent to net sales, was reduced to 22.2% in 1994 from 23.0% in 1993 and 23.5% in 1992. This two-year decline was a direct result of expense management initiatives implemented in the third quarter of 1993. The
1994 fiscal year reflected the full benefit of that expense containment program and, while the Company anticipates a further reduction in this expense ratio in 1995, it will be more modest than that experienced over the past two years.

During the first quarter of 1994, the Company recorded a $5 million pretax provision for the consolidation of the Joslins division, centered in Denver, Colorado with the Jones Store Company Division, headquartered in Kansas City,
Missouri. The provision covered severance pay, early retirement costs and relocation costs. As a result of this consolidation, the Company will save approximately $3 million annually, primarily as a result of reduced payroll and payroll-related expenses.

In 1992, the Company recorded a $17 million pretax provision for the relocation of the corporate buying office from New York City to the Greater Cincinnati area and to consolidate certain divisional functions. The provision covered severance pay, early retirement costs, vacated premises lease costs and other relocation related expenses.

Interest Expense decreased $8 million in 1994, primarily as a result of the scheduled payment of $110 million of mortgages and senior notes which carried an average interest coupon of 10.4%. These payments were made in the second quarter of the year.

Other Income decreased approximately $5 million in 1994. The most significant components of this line item are the finance charges earned on the Company's two separate private label credit card programs, its share of equity earnings from the real estate joint ventures, and gains and losses on disposition of property.

The latest year's decline resulted primarily from a $3 million decrease in the Company's share of finance charge income under the service arrangement with Citibank, offset by a $4 million increase in finance charge income earned on the MB credit program. In 1994, the Company also recorded a pretax charge of $2 million to other income to write down the asset value of a store in Colorado which was closed at the end of the year. Further impacting the year to year comparison of other income was the 1993 pretax gain of $5 million which resulted from selling land which was not used in the business. In 1994, the pretax profit from unused asset sales amounted to less than $1 million.

The Company's share of finance charge income earned under the terms of the servicing arrangement with Citibank was $11 million in 1994, $14 million in 1993 and $16 million in 1992. The declines in this sharing of finance charge income over the past two years were due primarily to reductions in the customer receivable portfolio because of a combination of a continuing erosion of private label credit sales (39.3% of total sales in 1994, against 41.2% in 1993 and 41.8% in
1992) and a faster paydown of credit card balances by our customers. As discussed in Note 3 of Notes to Consolidated Financial Statements, the Company will terminate this service arrangement with Citibank in mid-1995 and will assume full responsibility for managing the private label credit program. It is anticipated that the impact of startup costs, including the establishment of a bad debt reserve, will render pretax income from the credit program in 1995 somewhat dilutive, but not materially so, to that earned in 1994.

Prior to the fourth quarter of 1993, the Company sold all of its MB customer receivables to an unaffiliated company. In November 1993, the Company exercised its option to terminate this arrangement and began a phase out of the program. This phase out was completed in the second quarter of 1994. As a result of the termination of this agreement, the Company earned a greater share of finance charge income in 1994 and also incurred additional expenses. The finance charge income generated by the MB credit program (all of which is reflected as other income) was $10 million in 1994 and $6 million in both 1993 and 1992. The costs associated with servicing these receivables are reflected as SG&A expenses.

The Effective Income Tax Rate has been relatively consistent for the last three years and was 39.5% in 1994 compared with 39.7% in 1993 and 39.3% in 1992.

Liquidity and Capital Resources - The Company generated $169 million in cash from operating activities in 1994, compared with $138 million in 1993 and $231 million in 1992. The 1994 increase was primarily due to the increase in net income and non-cash charges which was partially offset by increases in working capital requirements, particularly those needed for inventory. In 1993, the decline of $93 million from the previous year was attributed to an increase in working capital requirements, particularly for receivables, as well as a decline in non-cash charges for relocation ($17 million) and an accounting change ($12 million) which more than offset the $21 million increase in net income.

The level of inventories increased $43 million in 1994 over the prior year, with $6 million of this increase being identified with the reduction in the LIFO reserve, which has been explained previously. Approximately one third of the $37 million increase in FIFO inventory levels represented the requirements for the four new stores opened during the year net of the two smaller units which were closed. The remaining increase primarily resulted from earlier deliveries of spring merchandise.

The funding required for accounts receivable declined $15 million in the year. Customer receivables were consistent between years as the decline in receivable balances from the Company's credit program (other than MB) was just about offset by the $29 million increase in MB receivables which resulted from the completion of the termination process discussed above. The decrease in other receivables in 1994 was substantially due to the collection of security deposits related to the termination of the MB credit program.

Cash requirements related to capital expenditures were $94 million in 1994, $106 million in 1993 and $110 million in 1992. The 1994 expenditures were approximately $9 million lower than originally anticipated because of delays in construction on two proposed new stores which were precipitated by factors outside of the Company's control.

Cash requirements for financing activities increased substantially in the year to $159 million, from $64 million in 1993 and $28 million in 1992. The 1994 increase was entirely due to satisfying the scheduled payback of $110 million of structured debt which the Company assumed in connection with the MB acquisition. The funding for this payment was accomplished entirely through the use of cash available from internal operations. During 1994, the Company also repurchased, in advance and at a discount, $5 million of its 6.7% notes due 2002. In 1993, financing activities included the prepayment of $19 million in Mortgage Notes bearing interest rates ranging from 8.4% to 9.6% and $6 million of 10.5% Industrial Revenue Bonds. In 1992, financing activities included the prepayment of $124 million of notes and debentures bearing interest rates ranging from 8.4% to 12.5% and the issuance of $200 million of notes and debentures.

The Company traditionally satisfies its short-term financing requirements primarily through internally generated funds. In addition, it has in place a $175 million revolving credit facility and other discretionary lines of credit, totalling $85 million, with several banks. Maximum short-term borrowings under these facilities were $69 million in 1994 and $51 million in 1992. The Company did not find it necessary to engage in any short-term borrowing during 1993. At fiscal year-ends 1994, 1993 and 1992, no borrowings were outstanding under any of these credit arrangements.

In 1992, the Company issued $100 million of notes due in 2002 and $100 million of debentures due in 2022, at interest rates of 6.7% and 8.2%, respectively. The notes have a mandatory annual sinking fund requirement of $20 million commencing in 1997 and the debentures have a similar $5 million annual requirement commencing in 2003. Both issues were offered under a registration statement filed in 1992 pursuant to rule 415 of the Securities Act of 1933 in the aggregate amount of $250 million.

The Company is committed to the importance of maintaining a strong balance sheet. The debt to capitalization ratio, considered to be a significant barometer of financial strength, is one of the lowest in the department store industry and was 16% and 22% at the end of 1994 and 1993, respectively. Our long-term debt ratings, A+ by Standard &
Poor's Corporation and A1 by Moody's Investors Service,
Inc., reflect an independent appraisal of this financial strength.

Expansion and Capital Expenditures - Capital expenditures for 1995 are estimated at $110 million and it is anticipated that they will be financed through internally generated funds. Approximately 60% of 1995 expenditures are earmarked for remodeling and upgrading existing units; approximately 25% will be spent on new stores; and the remainder on support functions such as the new credit center.

During 1994, the Company opened four new stores - one of which is dedicated strictly to home fashion merchandise.
During the same period, two units were closed.New stores opened during 1994 were:

Operating Division                 Location                   Square Feet
Maison Blanche                     New Orleans, Louisiana     157,000
Joslins                            Denver, Colorado           165,000
Gayfers                            Hattiesburg, Mississippi   122,000
McAlpin's - Signatures Home Store  Crestview Hills, Kentucky  37,000

When the Maison Blanche store was opened in March 1994, an underperforming 150,000 square foot store located several miles away was closed. At the end of the year, a 150,000 square foot Joslins store in Denver, Colorado was closed.

In 1995, the Company will open a new 50,000 square foot home fashions store in Cincinnati, Ohio. While some plans are still in the developmental stage, it would appear, presently, that the Company may open as many as five department stores in 1996.

Benefit Program

The Company maintains a comprehensive benefit program which includes pension and profit sharing plans as well as health and term life insurance plans for its eligible associates.

The Pension Plan, established in 1945, is funded entirely by Company contributions. All associates who meet the eligibility requirements (one year of service and attainment of age 21) are enrolled in the Plan. Members are 100% vested in their accrued benefits upon completing five years of service after age 18. There were 27,544 Pension Plan members, including retirees, on January 28, 1995. The market value of Plan assets on January 31, 1995, amounted to $297 million.

All associates who are enrolled in the Pension Plan are eligible to participate in the Savings, Profit Sharing and Supplemental Retirement Plan, which was established in 1954. During 1994, members in this Plan had the option to have the Company deposit up to 14% of their earnings on a before-tax basis, to the extent permitted by IRS Code Section 401(k). Associates can elect to have their contributions deposited in a balanced fund, an equity fund, insurance company contracts or any combination of these funds.

As explained in Note 6 of Notes to Consolidated Financial Statements, the Company makes an annual contribution to the Plan based upon its pretax income (as defined). For the latest year, the Company's contribution amounted to $8.1 million, or approximately $.47 for each $1.00 deposited, before tax, by a member up to 6% of compensation.All members employed as of February 1, 1993 are 100% vested in the Company's contribution as soon as it is credited to their accounts for the year.

All members employed after February 1, 1993 will vest in Company contributions according to a 3-7 year vesting schedule. Members can elect to invest the Company's annual contribution in a balanced fund, an equity fund, insurance company contracts or Mercantile Stores common stock. Members who have an investment in Mercantile Stores common stock at year-end may, in confidence, direct the Trustee, The Northern Trust Company, to vote their shares at the Annual Meeting of Stockholders. At January 28, 1995, the Trustee was holding 1,515,242 shares of Mercantile stock for the benefit of Plan members.

On January 30, 1995, members in the Plan represented approximately 92% of those eligible. Plan assets at year-end totalled $408 million, at market value.

The Company pays a substantial portion of the costs of several group medical and dental plans which are offered to eligible associates. The Company also offers disability and term life insurance coverage to eligible associates.

Paid vacation and holiday time, discounts on merchandise and a highly successful policy of training and promoting from within complete the comprehensive benefit program available to associates.

Market and Dividend Information
For the fiscal year           1994                                        1993
                  Market                Dividends                    Market             Dividends
Quarter      High        Low        Declared     Paid           High    Low         Declared    Paid
First        $41-1/8     $36          $.51       $.25-1/2     $37-1/4   $32-5/8       $.51      $.25-1/2
Second       $38-1/2     $30-1/2         -       $.25-1/2     $35-7/8   $30-1/4          -      $.25-1/2
Third        $57         $32-1/2      $.51       $.25-1/2     $36-1/8   $29-7/8       $.51      $.25-1/2
Fourth       $46         $36-1/2         -       $.25-1/2     $39-1/2   $34-1/2          -      $.25-1/2
                                      $1.02      $1.02                                $1.02     $1.02

The Company's common stock is traded on the New York Stock Exchange (NYSE symbol - MST). The number of stockholders at January 28, 1995 was 9,928.

On April 5, 1995, the Board of Directors approved an increase in the quarterly dividend from $.25-1/2 to $.26-1/2 per share. This increase, payable on June 15, 1995 to holders of record on May 31, 1995, converts to an indicated annual dividend of $1.06 per share.

Management's and Auditors' Reports

Statement of Management's Responsibility for Financial
Statements

The management of Mercantile Stores Company, Inc. has prepared the consolidated financial statements and related financial information contained in this Annual Report. Management has the primary responsibility for the integrity of the financial statements and other financial information included and for ascertaining that the data accurately reflect the financial position and results of operations of the Company. Financial statements are prepared in conformity with generally accepted accounting principles, applying certain informed estimates and judgments as required.The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are executed in accordance with proper authorization; that all such transactions are properly recorded and summarized to produce reliable financial records and reports; that assets are safeguarded; and that the accountability for assets is maintained. Management believes its system of internal accounting controls, augmented by its internal auditing function, assures the adequacy and quality of financial reporting.Independent public accountants provide an objective, independent review of management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They review the system of internal accounting controls in order to provide a basis for reliance on such controls and perform such tests and other procedures they deem necessary to reach and express an opinion on the fairness of the financial statements.The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is comprised solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent public accountants, management, and the internal auditors. The independent public accountants have direct access to the Audit Committee, with or without the presence of management representatives, to discuss the scope and results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.Based on the controls described, we believe the financial statements and related financial information in this report are accurate in all material respects and that they were prepared in accordance with appropriate and generally accepted accounting principles.


David L. Nichols              James M. McVicker
Chairman of the Board     Senior Vice President and Chief


Financial Officer Report of Independent Public Accountants
To the Stockholders and Board of Directors of Mercantile
Stores Company, Inc.:

We have audited the accompanying consolidated balance sheets of Mercantile Stores Company, Inc. (a Delaware corporation) and subsidiaries as of January 28, 1995 and January 29, 1994, and the related statements of consolidated income and retained earnings and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Stores Company, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1995 in conformity with generally accepted accounting principles.As explained in Notes 5 and 6 to the Consolidated Financial Statements, the Company changed its method of accounting for postemployment benefits effective January 30, 1994, its method of accounting for income taxes effective February 1, 1993 and its method of accounting for postretirement benefits other than pensions effective February 1, 1992.


Cincinnati, Ohio           Arthur Andersen LLP
April 1, 1995

Statements of Consolidated Income and Retained Earnings

(in thousands)                                 1994          1993        1992
Net Sales (including leased
departments)                              $2,819,837     $2,729,928   $2,732,041
Costs, Expenses, and Other Income:
Cost of goods sold (including occupancy
 and central buying expenses)              2,020,264      1,960,914    1,927,149
Selling, general and administrative
 expenses                                    625,726        627,391      641,573
Provision for consolidation/
 relocation                                    5,000          -           17,000
Interest expense                              28,118         36,236       35,464
Interest income                               (4,592)       (5,288)       (3,099)
Other income                                 (27,571)      (33,003)      (29,145)
                                           2,646,945      2,586,250    2,588,942
Income before Provision
 for Income Taxes                            172,892        143,678      143,099
Provision for Income Taxes:
       Current                                65,848         54,456       59,830
       Deferred                                2,527          2,583       (3,568)
                                              68,375         57,039       56,262
Income before extraordinary charge on
 early retirementof debt and cumulative
 effect of accounting changes                104,517         86,639       86,837

Extraordinary charge on early
 retirement of debt
 (net of income taxes of $3,550)                  -             -         (5,550)
Cumulative effect of accounting changes:
Postemployment benefits
 (net of income taxes of $700)                (1,100)           -             -
Income taxes                                       -          3,100           -
Postretirement benefits other than pensions
 (net of income taxes of $7,800)                   -            -        (12,200)
Net Income                                $  103,417     $   89,739   $   69,087
Retained Earnings at Beginning
 of Year                                   1,323,294      1,271,136     1,239,630
                                           1,426,711      1,360,875     1,308,717
Dividends Declared and Paid                   37,581         37,581        37,581
Retained Earnings at End of Year          $1,389,130     $1,323,294    $1,271,136
Net Income Per Share:
 Income before extraordinary charge
 on early retirement of debt and cumulative
 effect of accounting changes             $     2.84     $     2.35    $    2.36
Extraordinary charge on early
 retirement of debt                                -            -          (0.15)
Cumulative effect of accounting changes:
 Postemployment benefits                       (0.03)           -              -
 Income taxes                                      -           0.09            -
Postretirement benefits other
 than pensions                                     -            -          (0.33)
Net Income Per Share                      $     2.81     $     2.44   $     1.88

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets
(in thousands)                January 28,              January 29,
                                 1995                     1994
Assets
Current Assets:
Cash and cash equivalents     $  114,237               $  194,544
Receivables:
     Customer                    592,402                  587,859
     Other                        27,836                   47,255
Inventories                      468,782                  425,492
Deferred income taxes              7,667                    5,875
Other current assets               7,821                    8,120
     Total Current Assets      1,218,745                1,269,145
Investments and Other
      Noncurrent Assets           73,878                   61,136
Deferred Income Taxes                300                   10,199
Property and Equipment:
     Land                         36,512                   36,922
     Buildings and improvements  675,187                  649,108
     Fixtures                    310,671                  310,102
     Leased property              64,311                   64,311
                               1,086,681                1,060,443
Less accumulated depreciation    397,875                  368,941
Property and equipment, net      688,806                  691,502
     Total                    $1,981,729               $2,031,982

Liabilities and Stockholders' Equity
Current Liabilities:
Current maturities of
      long-term debt          $    5,210               $  115,487
Accounts payable                 121,667                  116,116
Taxes other than income           17,101                   16,182
Other current liabilities         61,132                   57,445
Accrued income taxes              32,381                   41,035
Accrued payroll                   24,224                   20,612
Total Current Liabilities        261,715                  366,877

     Long-term Debt              261,187                  271,965

     Due to Affiliated Companies  26,115                   26,713

     Other Long-term Liabilities  32,161                   31,712

Stockholders' Equity:
Common stock - $.14 2/3 par
value, authorized and issued
36,887,475 shares, outstanding
36,844,050 (after deducting
43,425 treasury shares)            5,403                    5,403
Additional paid-in capital         6,018                    6,018
Retained earnings              1,389,130                1,323,294
Total Stockholders' Equity     1,400,551                1,334,715
     Total                    $1,981,729               $2,031,982

See Notes to Consolidated Financial Statements

Statement of Consolidated Cash Flows
(in thousands)                                 1994      1993      1992
Cash Flows from Operating Activities:
Net income                                   $103,417  $ 89,739  $ 69,087
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                  93,540    93,455    94,036
Deferred taxes                                  2,527     2,583    (3,568)
Net loss (gain) on disposition of property      1,250    (3,904)     -
Provision for consolidation/relocation          5,000       -       17,000
Postretirement benefits costs                     166     2,200      2,200
Gain on sale of joint venture                     -      (1,610)      -
Cumulative effect of accounting
 changes, net of income taxes                   1,100    (3,100)    12,200
Equity in unremitted earnings
 of affiliated companies                        (206)    (1,141)    (1,876)
Net pension benefit                          (15,653)   (13,788)    (7,842)
Changes in working capital,
 net of effect from the
 acquisition of Maison Blanche, Inc. in 1992:
  Change in inventories                      (43,290)    (2,673)    17,489
  Change in accounts receivable               14,876    (21,406)    49,313
  Change in accounts payable                   5,551      6,931     (4,216)
  Change in other working capital items        1,143     (9,180)   (13,100)
Net cash provided by operating
  activities                                 169,421    138,106    230,723
Cash Flows from Investing Activities:
Cash payments for property and  equipment    (93,639)  (106,210)  (110,638)
Proceeds from sale of property                 1,550      6,095       -
Purchase of Maison Blanche, Inc.,
 net of cash acquired                            -          -      (23,591)
Proceeds from sale of joint venture              -          785       -
Net change in other noncurrent assets and
 liabilities                                     997      2,845      6,302
Distribution from joint ventures                 -          -       19,575
Net cash used in investing activities        (91,092)   (96,485)  (108,352)
Cash Flows from Financing Activities:
Payments of long-term debt                  (121,055)   (26,740)  (190,004)
Proceeds from issuance of long-term debt         -         -       200,000
Dividends paid                               (37,581)   (37,581)   (37,581)
Net cash used in financing activities       (158,636)   (64,321)   (27,585)
Net (Decrease) Increase in Cash and
Cash Equivalents                             (80,307)   (22,700)    94,786
Cash and Cash Equivalents at Beginning
  of Year                                    194,544    217,244    122,458
Cash and Cash Equivalents at End of Year    $114,237   $194,544   $217,244
Supplemental Cash Flow Information:
Interest paid                               $ 29,532   $ 37,393  $ 37,922
Income taxes paid                           $ 68,227   $ 49,670  $ 51,841

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
1.   Summary of Significant Accounting Policies

     A. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for its 33 1/3% to 50% position in five shopping center joint ventures.

     B. Accounts Receivable - Customer accounts receivable are classified as current assets and include some amounts which are due after one year, consistent with industry practice.

     C. Inventories - All retail inventories are valued by the retail method and stated on the last-in, first-out
(LIFO) basis which is lower than market. At January 28, 1995 and January 29, 1994, inventories were $86 million and $92 million, respectively, lower than they would have been had the retail method been used without the application of the LIFO basis.

     D. Property and Equipment - Property and equipment is carried at cost. Depreciation is provided by using the straight-line method based on estimated useful lives of the assets for book purposes while accelerated depreciation, where permitted, is used for income tax purposes. Betterments, renewals, and repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. Property and equipment, other than buildings, are written off in the year that they become fully depreciated.

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

     E. Cost of Goods Sold - Cost of goods sold in the retail industry traditionally includes occupancy and buying costs which are not directly associated with the cost and eventual selling price of merchandise. Among the occupancy expenses so classified are depreciation, rent, utilities, and real estate taxes. Buying costs, in this respect, include the payroll and travel expenses associated with the Corporate buying function.

     F. Change in Fiscal Year - In 1993, the Company changed its fiscal year to a 52-week reporting period which ends on the Saturday nearest to January 31. Previously, the Company's fiscal year entailed the 12 months February 1 through January 31. References to years relate to fiscal years rather than calendar years.

     G. Store Pre-opening Expenses - Store pre-opening expenses are not material and are charged to income in the year the expenses are incurred. These include interest costs during the construction period, advertising, occupancy, and payroll costs.

     H.   Segment Reporting - The Company has one
significant segment of business (general merchandise department store retailing).

     I. Cash and Cash Equivalents - For purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents. The carrying amount of cash equivalents is a reasonable estimate of fair value.

     J. Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform with the classifications used in the 1994 financial statements.

     2.   Provisions for Consolidation/Relocation

     During the first quarter of 1994, the Company recorded a $5.0 million charge for the consolidation of the Joslins division, centered in Denver, Colorado, with the Jones Store Company division, headquartered in Kansas City, Missouri. The provision was made to cover severance pay for the displacement of approximately 175 associates, early retirement costs for certain qualifying associates and relocation costs. The consolidation of these operations was completed during the first quarter.

     During the first quarter of fiscal 1992, the Company recorded a provision of $17 million for the relocation of the corporate buying office from New York to Fairfield, Ohio and for the consolidation of certain divisional functions. The provision covered the costs of severance pay, employee relocation, lease abandonment and other related expenses associated with the relocation.

     3.   Financing Arrangements

     The Company's wholly owned subsidiary, Mersco Finance
Corporation (Mersco), has a revolving credit agreement with Citibank pursuant to which the bank will lend up to $175 million at a rate of interest no higher than the bank's prime rate. This revolving credit agreement has a five-year term but can be canceled by Mersco on 60 days written notice.

   The Company also has in place additional uncommitted lines of credit in the total amount of $85 million. The Company does not pay any fee for maintaining these discretionary lines and interest on any borrowings thereunder is charged at a floating rate.

     At January 28, 1995 and January 29, 1994, there were no borrowings outstanding under the revolving credit agreement or the discretionary lines. Maximum borrowings under these credit facilities for fiscal 1994 were $69 million, at an average interest rate of 5.4%. During fiscal 1993, there were no borrowings under these credit facilities. A commitment fee of $.7 million in 1994, 1993, and 1992 was charged under the revolving credit agreement. This fee is calculated on the basis of the lesser of (a) the average daily unused portion of the bank's aggregate commitment or
(b) the average daily net receivables.

  The Company sells its customer receivables, other than those generated by Maison Blanche (MB), to Mersco which assigns these receivables to Citibank, without recourse, as security for any borrowings under the revolving credit agreement. In addition, Mersco and the Company's operating divisions, other than MB, have an agreement pursuant to which an affiliate of Citibank (the Service Company) manages and services the private label credit card program of the Company. This service includes credit authorization, absorption of bad debts, and the collection of all receivables arising from the use of private label credit cards. Mersco pays the operating divisions for these receivables when Mersco receives payment from the Service Company or on demand by the operating divisions. When such a demand is made prior to payment by the Service Company, Mersco borrows the funds from Citibank under the revolving credit agreement. In this way, Mersco is capable of providing sizable levels of seasonal working capital funding to the Company.

     As part of this service arrangement with Citibank, Mersco shares revenue generated from the finance charges collected on customer accounts receivable. On a consolidated basis, this shared finance charge income which is included in Other income on the accompanying Statements of Consolidated Income and Retained Earnings was $11 million in 1994, $14 million in 1993 and $16 million in 1992.

     On February 1, 1992, the Company gave notice to
Citibank of the Company's election to terminate the agreement effective July 31, 1995. During the termination period, from February 1, 1992 through July 31, 1995, the Service Company will continue to manage and service the private label credit card program of the Company, and the revenue sharing formula will be adjusted downward. For fiscal 1994, 1993 and 1992, revenue sharing income has been reduced $5.2 million, $5.3 million, and $5.4 million, respectively, because of this formula adjustment.
     In anticipation of taking over full responsibility for managing the private label credit program on August 1, 1995, the Company will begin servicing a portion of the receivables portfolio (including credit authorization, absorption of bad debts and collections) from its Credit Center in Baton
Rouge, Louisiana at the beginning of the second quarter of 1995.

     Prior to November 1993, the Company sold all MB customer receivables to MB Funding Trust (MB Trust), an unaffiliated company. Under the terms of the Sale and Servicing Agreement, MB customer receivables were sold at a discount, without recourse, on a daily basis. The Company serviced these receivables at the Credit Center in Baton Rouge, Louisiana and retained the finance charge income generated by them, net of costs associated with the program. In November 1993, the Company gave notice to MB Trust of its election to terminate the agreement and the termination process was concluded in the second quarter of 1994.

     Finance charge income related to the MB customer receivables, which is reflected as Other income in the accompanying Statements of Consolidated Income and Retained Earnings, was $10.3 million in 1994 (reflecting the impact of the termination), $6.2 million in 1993 and $5.7 million in 1992. Costs associated with servicing the receivables are reflected as selling, general and administrative expenses. At January 28, 1995 and January 29, 1994, MB customer receivables totaled approximately $80 million and $50 million, respectively.

     4.   Long-Term Debt

     The Company's long-term debt consisted of the following:

     (in thousands)                               1994      1993
     10.95% Senior Guaranteed Notes due 1994      $ -       $ 47,240
     10.07% Mortgage Notes due 1994                 -         63,280
     8.2% Sinking Fund Debentures due 2022        100,000    100,000
     6.7% Notes due 2002 (a)                       95,000    100,000
     Industrial Revenue Bonds at rates
      ranging from 5.8% to 8.0%                    10,689     12,441
     Mortgage Note payable (b)                      1,080      1,080
     Other Notes Payable                            8,669     10,835
     Total Debt                                   215,438    334,876
     Capitalized Lease Obligations                 50,959     52,576
                                                  266,397    387,452
     Less - due within one year                     5,210    115,487
     Total Long-term Debt                        $261,187   $271,965

     (a)-During the year, the Company repurchased, in advance and at a discount, $5 million of 6.7% Notes due 2002.

     (b)-The Note carries a variable interest rate of 1.5% over prime with a final payment due on February 1, 1997.

     Maturities of long-term debt, including capitalized leases, for the next five years are as follows:

     Fiscal year
     (in thousands)                          Amount
     1995                                    $  5,210
     1996                                    $  6,251
     1997                                    $ 25,027
     1998                                    $ 25,181
     1999                                    $ 23,644

     During fiscal 1992, the Company tendered for and redeemed $94 million of Sinking Fund Debentures due 2014 and 2015. The premiums paid, along with ancillary costs of redemption, resulted in an extraordinary charge of $5.5 million, or $.15 per share, after tax benefits of $3.5 million.

     5.   Income Taxes

     The components of taxes on income, excluding the extraordinary charge and cumulative effect of accounting changes, consisted of the following:

     (in thousands)      1994 Federal        State          Total
     Current                  $56,041        $ 9,807        $65,848
     Deferred                   1,781            746          2,527
     Total                    $57,822        $10,553        $68,375

                         1993 Federal        State          Total
     Current                  $45,989        $ 8,467        $54,456
     Deferred                   1,517          1,066          2,583
     Total                    $47,506        $ 9,533        $57,039

                         1992 Federal        State          Total
     Current                  $48,396        $11,434        $59,830
     Deferred                  (2,694)          (874)        (3,568)
     Total                    $45,702        $10,560        $56,262

     Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect, excluding the cumulative effect of accounting changes, of each were as follows:

     (in thousands)           1994           1993           1992
     Depreciation        $ (5,231)      $ (4,431)      $ (1,102)
     Associate benefit
      plans                 5,520          4,410          2,061
     Consolidation/
     relocation             2,025          1,883         (3,670)
     Other                    213            721           (857)
     Total                $ 2,527       $  2,583       $ (3,568)

     The provision for income taxes is different from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows:

     (in thousands)                1994      1993           1992
     Provision at statutory
     rate of 35% for 1994
     and 1993, and 34% in 1992  $60,512   $50,287        $48,654
     State and local income
     tax, less Federal income
     tax benefit                   6,859    6,196          6,970
     Other                         1,004      556            638
     Total income tax provision  $68,375  $57,039        $56,262
     Effective income tax rate      39.5%    39.7%          39.3%

          During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, - "Accounting for Income Taxes" - (SFAS 109). This statement requires deferred tax recognition for all temporary differences in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for enacted changes in tax laws and rates. Prior to the implementation of SFAS 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11. The cumulative effect of this accounting change resulted in a credit to net income of $3.1 million, or $.09 per share.

     The tax effects of significant temporary differences representing deferred tax assets and liabilities were as follows:

                                             1994           1993
     Assets:
          Inventory accounting            $ 3,060        $ 3,294
          Associate benefit costs          14,047         11,341
          Interest, taxes, and
          real estate costs                10,364         10,490
          Relocation costs                    960          2,898
          Capitalized leases                3,893          3,527
          Other                             8,538          6,429
 Total deferred tax assets                 40,862         37,979
     Liabilities:
     Depreciation                         (10,981)       (3,597)
     Pension, savings and
      profit sharing costs                (21,120)      (15,057)
     Other                                   (794)       (3,251)
     Total deferred tax
        liabilities                       (32,895)      (21,905)
Total Net Deferred Tax Assets             $ 7,967       $16,074

     6.   Associate Benefit Plans

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

     As computed under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," components of the net pension benefit included in income before income taxes for the past three fiscal years were as follows:

     (in thousands)                1994      1993      1992
     Service cost              $  6,884  $  6,524  $  6,908
     Interest cost               11,267    10,351     9,788
     Actual return on plan
      assets                      1,723   (39,586)  (21,551)
     Amortization of transition
      asset                      (5,043)   (5,043)   (5,043)
     Other amortization
      and deferral              (30,484)   13,966     2,056
     Net pension benefit       $(15,653) $(13,788) $ (7,842)

     The expected long-term rate of return on assets used in determining the net pension benefit was 8.5% in 1994, 1993, and 1992.

     The actuarial present value of benefits was determined using a discount rate of 8.5% in 1994 and 7.5% in 1993 and 1992. The rate of compensation increase used to measure the projected benefit obligation was 5.5% in all years presented. The change in the discount rate assumption lowered the October 31, 1994 projected benefit obligation by approximately $20 million.

  The funded status of the formal qualified pension plan at January 28, 1995 and January 29, 1994, based on actuarial and plan asset information as of October 31, 1994 and 1993, was as follows:

     (in thousands)                          1994           1993
     Actuarial present value of benefit obligations:
     Vested benefits                     $116,600       $123,900
     Non-vested benefits                    1,800          1,800
     Accumulated benefits obligation      118,400        125,700
     Impact of future salary increases     26,830         28,553
     Projected benefit obligation         145,230        154,253
     Plan assets at fair value            298,091        306,094
     Plan assets in excess of
          projected benefit obligation    152,861        151,841
     Items not yet recognized in income:
     Initial transition credit which
          is being amortized
          over 15 years                  (35,302)       (40,345)
     Subsequent net gain                 (61,378)       (70,968)
     Prepaid pension benefit            $ 56,181       $ 40,528

     No funding activity occurred between the plan and the Company during the fourth quarter of 1994 or 1993.

     The plan's assets include investments in common stocks, fixed income securities, real estate investments, short-term investments and cash. The Company contributes to qualified and non-qualified savings, profit sharing and supplemental retirement plans and non-qualified pension plans covering certain associates. The Company's total contribution to the qualified and non-qualified savings, profit sharing, and supplemental retirement plans is based on 5% of pre-federal income tax FIFO profits, before consideration of provision for profit sharing. The costs to the Company under these plans for the past three years were as follows:

     (in thousands)           1994           1993           1992
Savings and Profit Sharing $  8,068      $  7,026       $  5,295
Pension                       1,754         1,258            569
Total                      $  9,822      $  8,284       $  5,864

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

     During the 1993 fiscal year, the plan was changed to provide for retiree contributions based on years of service. Further cost savings were achieved by increasing deductibles and introducing managed care. The Company reserves the right to modify or terminate this program at any time. The effects of these changes are included in the tables shown below.

     Effective February 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement requires that the expected cost of postretirement benefits other than pensions be charged to expense during the years that the associates render service. The cumulative effect of this accounting change resulted in a 1992 fiscal year charge of $12.2 million, or $.33 per share, after tax benefits of $7.8 million.

     The components of net periodic postretirement benefit cost for 1994, 1993, and 1992 were as follows:

     (in thousands)                1994      1993      1992
Service cost earned
     during the year            $   536   $ 1,729   $ 2,100
Interest cost on projected
     benefit obligation             770     1,581     1,600
Net amortization and deferral    (1,140)     (703)      -
Net periodic postretirement
     benefit cost               $   166   $ 2,607   $ 3,700

The following table sets forth the plan's combined funded status for 1994 and 1993:

     (in thousands)                     1994             1993
Accumulated postretirement
      benefit obligation:
          Retirees                     $ 4,024         $ 4,130
          Fully eligible active
           plan participants               182             189
          Other active plan
           participants                  5,352           5,990
                                         9,558          10,309
          Unrecognized net gain
           from changes in plan
           and assumptions                5,594          4,935
          Unrecognized prior
           service cost                   7,608          8,527
Accrued postretirement benefit costs    $22,760        $23,771

     For measurement purposes, the following assumptions were used to project changes in the accumulated postretirement benefit obligation for 1994 and 1993:

                                        1994           1993
     Discount rate                      8.5%           7.5%
     Health care cost trend rate     9.5% to 5%   10.25% to 5%
     Years to ultimate trend             10             11

     The health care cost trend rate affects the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by $.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $.2 million.

     During 1994, the Company changed the measurement date on which plan assets and obligations are measured from January 31 to October
31. This change in measurement date did not have a material effect on the determination of the accumulated postretirement benefit obligation.

     Effective January 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires the Company to recognize an obligation for postemployment benefits provided to former or inactive employees after employment but before retirement. The cumulative effect of this accounting change resulted in a charge of $1.1 million, or $.03 per share, after tax benefits of $.7 million.

     7.   Fair Value of Financial Instruments

     In 1992, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," which requires disclosure of the estimated fair value of certain financial instruments of the Company. This information does not purport to be a valuation of the Company as a whole.

     The fair value of long-term debt, including the current portion and excluding capital lease obligations, was approximately equal to book value at both January 28, 1995 and January 29, 1994. The fair value is based on the present value of future cash flows. The discount rates used approximate the incremental borrowing costs for similar instruments.

     8.   Leases

     The Company leases some of its operating properties such as store and warehouse facilities and some equipment. The majority of these leases will expire within the next 20 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses, and, in certain instances, increased rentals based on percentages of sales.

     Future minimum lease payments under noncancelable leases as of January 28, 1995 were as follows:

Fiscal year (in thousands)    Capital        Operating      Total
     1995                     $  6,346        $ 21,706      $ 28,052
     1996                        6,346          21,403        27,749
     1997                        6,246          20,454        26,700
     1998                        6,118          18,900        25,018
     1999                        6,060          17,012        23,072
     Thereafter                 77,111         114,852       191,963
     Total minimum lease
      payments                $108,227        $214,327      $322,554
     Less: Executory costs        (276)
           Interest            (56,992)
     Present value of net
      minimum lease payments  $ 50,959

     Rent expense consisted of the following:

     (in thousands)                1994      1993      1992
     Minimum   rentals        $  23,840 $  23,509 $  22,457
     Contingent rentals
      (based on % of sales)       5,328     4,503     7,416
                              $  29,168 $  28,012 $  29,873

     9.   Contingencies

     The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

Quarterly Results
(unaudited in thousands, except per share data)
January 28, 1995         1st        2nd       3rd        4th
                       Quarter    Quarter    Quarter   Quarter    Total
Net Sales              $592,509   $619,307   $679,453  $928,568  $2,819,837
Costs, Expenses, and Other Income:
Cost of goods sold
  (including occupancy
   and central buying
   expenses)             421,380    455,082    475,190   668,612  2,020,264
Selling, general and
administrative expenses  150,719    148,766    161,863   164,378    625,726
Provision for
  consolidation            5,000       -          -         -         5,000
Interest expense, net      7,173      6,637      5,190     4,526     23,526
Other income              (6,687)    (7,679)    (6,361)   (6,844)   (27,571)
                         577,585    602,806    635,882   830,672  2,646,945
Income before provision
   for income taxes       14,924     16,501     43,571    97,896    172,892
Provision for
   income taxes            5,920      6,702     17,365    38,388     68,375
Income before cumulative
   effect of accounting
   change                  9,004      9,799     26,206    59,508    104,517
Cumulative effect of
   accounting change for
   postemployment benefits
  (net of income taxes
    of $700)              (1,100)      -          -         -        (1,100)
Net income              $  7,904   $  9,799   $ 26,206  $ 59,508 $  103,417
Net income per share:
Income before cumulative
   effect of accounting
   change               $    .24   $    .27   $    .71 $   1.62   $    2.84
Cumulative effect of
   accounting change        (.03)       -         -         -          (.03)
Net income per share    $    .21   $    .27   $    .71 $   1.62   $    2.81

Quarterly Results
(unaudited in thousands, except per share data)
January 29, 1994           1st      2nd       3rd        4th
                         Quarter  Quarter   Quarter    Quarter    Total
Net Sales               $572,345  $615,380  $654,143  $888,060  $2,729,928
Costs, Expenses, and Other Income:
Cost of goods sold
   including occupancy
   and central buying
   expenses)             401,681   459,614   461,289   638,330   1,960,914
Selling, general and
dministrative expenses   151,220   157,159   157,200   161,812     627,391
Interest expense, net      7,783     7,719     7,706     7,740      30,948
Other income              (7,069)   (7,217)   (5,932)  (12,785)    (33,003)
                         553,615   617,275   620,263   795,097   2,586,250
Income (loss) before
   provision for
   income taxes           18,730    (1,895)   33,880    92,963     143,678
Provision for
   income taxes            7,254      (562)   13,340    37,007      57,039
Income (loss) before
   cumulative effect of
   accounting change      11,476    (1,333)   20,540    55,956      86,639
Cumulative effect of
   accounting change for
   income taxes            3,100      -         -         -          3,100
Net income (loss)       $ 14,576  $ (1,333) $ 20,540  $ 55,956  $   89,739
Net income (loss) per share:
Income (loss) before
   cumulative effect
   of accounting change $    .31  $  (.04)  $    .56  $   1.52  $     2.35
Cumulative effect of
   accounting change         .09      -         -         -           .09
Net income (loss)
   per share            $    .40  $   (.04) $    .56  $   1.52   $    2.44

Ten-Year Selected Financial Data
(dollars in thousands, except per share data)

                               1994        1993       1992        1991        1990
Operating Results

Net sales                $2,819,837  $2,729,928  $2,732,041  $2,442,425 $2,367,210
Cost of goods sold        2,020,264   1,960,914   1,927,149   1,720,361  1,670,555
Selling, general and
 administrative
 expenses                 625,726     627,391     641,573     547,268      527,467
Provision for
 consolidation/relocation   5,000        -         17,000        -           -
Interest expense           28,118      36,236      35,464      23,390       23,422
Interest income            (4,592)     (5,288)     (3,099)     (4,511)     (4,160)
Other income              (27,571)    (33,003)    (29,145)    (30,485)    (29,186)
Income before provision
 for income taxes         172,892     143,678     143,099     186,402      179,112
Percent to
 sales                      6.1         5.3         5.2         7.6         7.6
Provision for income taxes 68,375      57,039      56,262      72,363       55,498
Income before extraordinary
charge and cumulative effect
of accounting change      104,517      86,639      86,837     114,039      123,614
Extraordinary charge, net    -           -         (5,550)       -           -
Accounting change, net     (1,100)      3,100     (12,200)       -           -
Net income                103,417      89,739      69,087     114,039      123,614
  Percent to
   sales                    3.7         3.3         2.5         4.7          5.2
  Per common share         $2.81       $2.44       $1.88       $3.10        $3.36
Dividends declared         37,581      37,581      37,581      37,120       26,804
  Per common share         $1.02       $1.02       $1.02   $1.00-3/4       $72-3/4
Dividends paid             37,581      37,581      37,581      37,120       35,278
  Per common share         $1.02       $1.02       $1.02   $1.00-3/4      $.95-3/4

Financial Position
Working capital         $ 957,030   $ 902,268   $ 992,153  $ 988,786    $ 934,495
  Ratio of current assets
   to current liabilities   4.66        3.46        4.64        6.44        6.13
Receivables               620,238     635,114     613,708     656,428      667,600
Inventories               468,782     425,492     422,819     381,406      393,304
Property and equipment,
 net (includes
  capitalized leases)     688,806     691,502     680,933     461,563      444,696
Total assets            1,981,729   2,031,982   2,007,868   1,673,099    1,596,630
Long-term debt            261,187     271,965     390,258     207,150      207,906
Retained earnings       1,389,130   1,323,294   1,271,136   1,239,630    1,162,711
Stockholders'equity     1,400,551   1,334,715   1,282,557   1,251,051    1,174,132
  Per common share        $38.01      $36.23      $34.81      $33.96       $31.87
  Return on stockholders'
   equity (1)               7.6%         6.9%        5.5%        9.4%       11.0%
Number of shares
outstanding                36,844       36,844      36,844      36,844      36,844

Other Data
Capital
 expenditures for
 property and
  equipment, net         $  93,639   $  106,210   $ 110,638  $  79,931   $ 82,944
Depreciation                93,540       93,455      94,036      70,607    63,158
Stores opened
 during year                4            3            1           2           3
 Stores acquired            -            -           16           -           -
Stores closed
 during year                2            1            1           1           1
Number of
 stores                   103          101           99          83          82
Total square feet          16,484       16,212       15,820      13,145      12,683
Sales per
 square foot (2)            $173         $169         $174        $188        $191

(1) Based on average stockholders' equity at beginning and end of year.
(2) Based on stores opened for the entire year.


Ten-Year Selected Financial Data
(dollars in thousands, except per share data)

                            1989        1988        1987        1986       1985
Operating Results
Net sales                $2,312,802  $2,265,500  $2,155,653  $2,028,202 $1,880,039
Cost of goods sold        1,594,849   1,551,484   1,476,327   1,377,763  1,279,199
Selling, general and
 administrative
 expenses                   502,537     480,225     451,885     431,656    404,328
Provision for
 consolidation/relocation    10,000        -           -           -           -
Interest expense             22,818      23,076      22,971      23,695     21,571
Interest income              (4,289)     (3,934)     (3,268)     (3,301)   (2,833)
Other income                (26,156)    (22,021)    (19,402)    (17,811)  (18,674)
Income before provision
 for income taxes           213,043     236,670     227,140     216,200   196,448
Percent to
 sales                        9.2        10.4        10.5        10.7        10.4
Provision for income taxes   82,700      92,208      97,584     105,135    94,000
Income before extraordinary
charge and cumulative effect
of accounting change        130,343     144,462     129,556     111,065   102,448
Extraordinary charge, net      -           -           -           -         -
Accounting change, net         -           -           -           -         -
Net income                  130,343     144,462     129,556     111,065   102,448
  Percent to
   sales                      5.6         6.4         6.0         5.5       5.4
  Per common share            $3.54       $3.92       $3.52       $3.01     $2.78
Dividends declared           33,896      35,923      24,870      21,370    18,791
  Per common share            $.92    $.97-1/2    $.67-1/2        $.58      $ .51
Dividends paid               32,791      28,554      24,870      21,370    18,791
  Per common share            $.89    $.77-1/2    $.67-1/2        $.58      $ .51

Financial Position
Working capital           $  873,613  $ 846,839  $ 817,450    $ 756,699  $ 628,080
  Ratio of current assets
   to current liabilities     4.65        4.63        4.88        4.52       3.52
Receivables                  644,633     625,199     588,510     548,132    514,759
Inventories                  393,319     362,037     332,175     306,516    281,446
Property and equipment,
 net (includes
  capitalized leases)        408,229     355,438     310,486     294,846    270,035
Total assets               1,548,438   1,451,752   1,353,357   1,279,112  1,163,264
Long-term debt               199,284     197,058     205,241     205,786    211,224
Retained earnings          1,065,901     969,454     860,915     756,229    666,534
Stockholders'equity        1,077,322     980,875     872,336     767,729    678,034
  Per common share           $29.24      $26.62      $23.68       $20.84    $18.40
  Return on stockholders'
   equity (1)                12.7%       15.6%       15.8%        15.4%     16.1%
Number of shares
outstanding                  36,844      36,844      36,844      36,845      36,845

Other Data
Capital
 expenditures for
 property and
 equipment, net          $   97,230    $ 92,572   $  57,797   $  64,436   $ 49,639
Depreciation                 54,478      47,541     47,141      46,833      43,267
Stores opened
 during year                  1            2          1           2          2
Stores acquired               -            -          -           -          -
Stores closed
 during year                  1            1          4           -          -
Number of
 stores                      80           80         79          82         80
Total square feet           12,077       11,791     11,124      11,105     10,676
Sales per
 square foot (2)              $192         $195       $195        $185       $178

(1) Based on average stockholders' equity at beginning and end of year.
(2) Based on stores opened for the entire year.

Store Divisions and Locations

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

Owensboro, KY           Towne Square Mall (Bacons)

Lexington, KY           Lexington Mall (McAlpin's)
                        Turfland Mall (McAlpin's)
                        Fayette Mall (McAlpin's)

Crestview Hills, KY     Crestview Hills Mall (McAlpin's)
                        Signatures Home Store (McAlpin's)

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

Middletown, OH          Towne Mall (McAlpin's)

Toledo, OH              Southwyck Shopping Center (Lion)
                        North Towne Square (Lion)
                        Franklin Park Mall (Lion)
                        Westgate Home Store (Lion)

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

Decatur, AL             Riveroaks Center

Huntsville, AL          Madison Square Mall

Bowling Green, KY       Greenwood Mall

Gayfers/J.B. White
Store Locations         Shopping Centers/Malls
Montgomery, AL          Montgomery Mall (Gayfers)
                        Eastdale Mall (Gayfers)

Auburn, AL              Village Mall (Gayfers)

Dothan, AL              Wiregrass Commons (Gayfers)

Tuscaloosa, AL          McFarland Mall (Gayfers)

Albany, GA              Albany Mall (Gayfers)

Columbus, GA            Peachtree Mall (Gayfers)

Jackson, MS             Metrocenter (Gayfers)
                        Northpark Mall (Gayfers)

Hattiesburg, MS         Turtle Creek Mall (Gayfers)

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

Biloxi-Gulfport, MS     Edgewater Mall (Gayfers)

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

Pensacola, FL           Town & Country Plaza (Gayfers)
                        Cordova Mall (Gayfers)

Ft. Walton Beach, FL    Santa Rosa Mall (Gayfers)

Panama City, FL         Panama City Mall (Gayfers)

Tallahassee, FL         Tallahassee Mall (Gayfers)

Jacksonville, FL            Regency Square Mall (Gayfers)
                            Roosevelt Mall (Gayfers)
                            Orange Park Mall (Gayfers)
                            The Avenues (Gayfers)

Daytona Beach, FL           Volusia Mall (Gayfers)

Orlando, FL                 Orlando Fashion Square (Gayfers)
                            Altamonte Mall (Gayfers)
                            The Florida Mall (Gayfers)


Jones/Joslins/Hennessy's/de Lendrecie's/Glass Block
Store Locations             Shopping Centers/Malls

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

Overland Park, KS           Metcalf South Shopping Center
                            (The Jones Store Co.)

Prairie Village, KS         Prairie Village Shopping Center
                            (The Jones Store Co.)

Independence, MO            Independence Center (The Jones Store Co.)

Topeka, KS                  West Ridge Mall (The Jones Store Co.)

Denver, CO                  Downtown (Joslins)
                            Buckingham Square (Joslins)
                            Villa Italia Center (Joslins)
                            Westminster Mall (Joslins)
                            Southwest Plaza (Joslins)
                            Southglenn Mall (Joslins)

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

Missoula, MT                Southgate Mall (Hennessy's)

Helena, MT                  Capital Hill Shopping Center (Hennessy's)

Fargo, ND                   West Acres Shopping Center (de Lendrecie's)

Duluth, MN                  Miller Hill Mall (Glass Block)

Group Presidents

Gregory A. Brandjord
President of The Jones Store Co., Joslins,
Glass Block, Hennessy's, and de Lendrecie's Twenty-four
Stores in Missouri, Kansas, Colorado,Montana, Wyoming,
Minnesota and North Dakota
Headquartered in Kansas City, Missouri

Thomas N. Groh
President of Bacons, McAlpin's, Root's, and Lion Twenty-four
Stores in Kentucky, Ohio and Indiana
Headquartered in Louisville, Kentucky

Paul E. McLynch
President, Mercantile Merchandising Group
Central Buying Organization
Headquartered in Fairfield, Ohio

Edward A. Overbey, Jr.
President of Castner Knott Co.Thirteen Stores in Tennessee,
Kentucky and Alabama
Headquartered in Nashville, Tennessee

Robin E. Sanderford
President of Gayfers and J.B. White
Seventeen Stores in Alabama, Georgia,
Mississippi and South Carolina
Headquartered in Montgomery, Alabama

Michael G. Shannon
President of Gayfers and Maison Blanche Twenty-five Stores in Florida, Louisiana, Alabama and Mississippi
Headquartered in Mobile, Alabama

Charles O. Unfried
President, Mercantile Credit Corp.
Central Credit Organization
Headquartered in Baton Rouge, Louisiana

Corporate Officers

David L. Nichols
Chairman of the Board and
Chief Executive Officer

James M. McVicker
Senior Vice President and
Chief Financial Officer

Randolph L. Burnette
Vice President

James D. Cain
Vice President

Paul E. McLynch
Vice President

William A. Carr
Treasurer

Kathryn M. Muldowney
Controller

Dennis F. Murphy
Secretary

Directors

s n H. Keith H. Brodie, M.D.
President Emeritus of Duke University

s John A. Herdeg
Attorney at Law and
Chairman of the Board of Christiana Bank and Trust Company

s Thomas J. Malone
President, Chief Operating Officer and
Director of Milliken & Company

n Rene C. McPherson
Former Chairman and Chief Executive Officer of Dana Corporation and former Dean of Stanford University
Graduate School of Business

Gerrish H. Milliken
Director of Milliken & Company

n Minot K. Milliken
Vice President and
Director of Milliken & Company

s n Roger Milliken
Chairman of the Board,Chief Executive Officer and Director of Milliken & Company

s n George S. Moore
International Financial Consultant

David L. Nichols
Chairman of the Board and
Chief Executive Officer of
Mercantile Stores Company, Inc.

n Francis G. Rodgers
Former Vice President of IBM Corporation

Roger K. Smith
Strategic Marketing Manager of Analog Devices, Inc.

s      Audit Committee                 n      Compensation Committee

Stockholder Information

Annual Meeting
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Wednesday, May 24, 1995 at 1100 North Market Street,
Wilmington, Delaware. All stockholders are cordially invited to attend.

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

6.7% Notes and 8.2% Debentures Trustee
Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio 45263
Telephone: 513-579-5300

Independent Accountants
Arthur Andersen LLP
425 Walnut Street
Cincinnati, Ohio 45202
Telephone: 513-381-6900

General Counsel
Curtis, Mallet-Prevost, Colt & Mosle
101 Park Avenue
New York, NY 10178
Telephone: 212-696-6000


Form 10-K Annual Report
A copy of Mercantile's 1994 Form 10-K Annual Report as filed with the Securities and Exchange Commission is available upon request by writing:

               Office of the Secretary
               Mercantile Stores Company, Inc.
               1100 North Market Street
               Wilmington, Delaware 19801
               Telephone: 302-575-1816