Form 10-K, Exhibit 13
period 1996-02-03
MERCANTILE STORES CO INC
filed 1996-04-29
CIK 64923

TABLE OF CONTENTS

financial highlights                         inside cover

chairman's letter                             page 3

overview                                      page 4-10

financial information                         page  11-31

store divisions and locations                  page 32-33

group presidents and corporate officers        page 34

directors and stockholder information          inside back cover

financial highlights
                                      1995                     1994              % change
                                   Year Ending              Year Ending
                                February 3, 1996        January 28, 1995

For the year:
Total Revenues                   $2,944,324,000*        $2,819,837,000              4.4*

Income:
   Net Operating Income -
    Excluding Consolidation      $  123,248,000         $  107,517,000             14.6
     Consolidation Provision                 --             (3,000,000)
    Net Operating Income            123,248,000            104,517,000             17.9
    Accounting Change                        --             (1,100,000)
 Net Income                      $  123,248,000         $  103,417,000             19.2

Per Share Data:

   Net Income -
    Excluding Consolidation      $         3.35         $         2.92
    Consolidation Provision                  --                   (.08)
    Net Operating Income                   3.35                   2.84
    Accounting Change                        --                   (.03)
 Net Income                      $         3.35         $         2.81


At year end:

Working Capital                  $1,013,576,000         $  957,030,000              5.9
    Ratio                               4.7                    4.7

Long-Term Debt
 (including current maturities)  $  261,073,000         $  266,397,000             (2.0)
 Debt to Capitalization Ratio          15.0%                  16.0%


Stockholders' Equity              $1,485,113,000        $1,400,551,000              6.0


Book Value Per Share              $        40.31        $        38.01              6.0

*Revenues in 1995 include finance charge income. In addition, the 1995 year comprises 53 weeks. Excluding finance charge income and the 53rd week in 1995, total retail sales increased 1.5%.


                      THE CORPORATION

Mercantile Stores Company, Inc. is a conventional department store retailer which, at year-end, operated 101 stores under 13 different names in a total of 17 states. The stores are located in 50 different markets and, in the majority of these markets, the Company's units hold the dominant general merchandise retailer position. This status substantially conforms to our corporate goal: "To operate profitable stores which hold the number one or number two position in every market in which we do business and thereby produce a desirable return on investment for our shareholders as we deliver value to our customers."

- - A typical store is approximately 170,000 square feet and offers a merchandise mix which appeals to middle to upper-middle income consumers with an emphasis on apparel, cosmetics, accessories, and home fashions.

- - In addition to its department store business, the Company maintains a partnership interest in five operating shopping centers. Each of these joint venture shopping centers contains a Company department store.

momentum mounts...

"your Company benefited from the momentum which has been building over the past four years"

"a number of the programs on which we have been concentrating have begun to fall into place"

"the progress seen in 1995 will continue to give us momentum as we strive for increased success"

(picture of Chairman of the Board, David L. Nichols.)

Dear Shareholders,

In 1995, your Company benefited from the momentum which has been building over the past four years. Thanks to the determined efforts of our associates, company-wide, we were able to report an encouraging increase in earnings in spite of the extremely difficult and competitive retail industry environment.

Net income in 1995 increased 19.2% over the previous year, thanks largely to a very strong fourth quarter in which net income rose 30.4% over the 1994 comparable quarter.

The 1995 performance is attributable to several factors. A number of management and planning programs on which we have been concentrating over the past several years have begun to fall into place. These programs are focused on the dual targets of improving merchandising margins and better controlling merchandising costs, such as shrinkage. Continuing efforts in these areas will be pursued with vigor in 1996 and beyond.

In August, we assumed full responsibility for managing our Mercantile Consumer Credit Program. The credit operation in this transitional year progressed so well that it was not dilutive to earnings as we had previously assumed. Going forward, we anticipate that this element of the business will continue to be additive to profits and will also present us with increased opportunities, such as target marketing, to grow the business.

The following pages of this Annual Report will depict some of the activities and initiatives we will be undertaking in 1996 and beyond.

With profound sadness, we report that Rene C. McPherson, a member of our Board of Directors since 1984, died on February 26, 1996. His enthusiastic involvement and his sage guidance made a considerable contribution to the Company. Some of the progress and momentum we review in this report can be attributed to the innovative and inspirational influence of Mr. McPherson. We are grateful to him for his many contributions. Indeed, "Ren" has left us with a legacy that impels the quest for excellence in all that we do.

We regret that George S. Moore has stated that he will not stand for re-election at the Annual Meeting in May, 1996. Mr. Moore has been a director since 1957. His many contributions to the success of your Company for almost forty years have been significant. His wise counsel and participation in our business will be missed. Thank you, Mr. Moore, for all you have done for Mercantile.

In January, 1996, Lawrence R. Pugh was elected to the Board of Directors. Mr. Pugh is Chairman of the Board of VF Corporation, the manufacturer and marketer of some of America's most popular apparel brands. VF Corporation is a leader in developing and implementing advanced technology as well as strategies ranging from niche marketing to global growth. We welcome him to the Board.

Clearly, the future will be what we make of it. With the hard work of our dedicated associates, we believe the progress seen in 1995 will continue and give us momentum as we strive for increased success in the tough retail climate ahead. We recognize the important role our vendors and their quality products play in our accomplishments. We also acknowledge the essential value of the loyalty of our customers and the support of our shareholders.

                                              David L. Nichols
                                            Chairman of the Board

                            GROWTH

(picutre of Joslins Southglenn Mall store)

  Significant thrust will be provided to Mercantile's momentum in 1996 from the opening of five new stores, totaling 875,000 square feet. With the exception of the Maison Blanche acquisition in 1992, this represents the largest annual square footage addition in the history of the Company.
  The opening of these new stores is indicative of our growth strategy of averaging three to five new units a year for the remainder of the decade. These new retail facilities will be placed in locations which both strengthen our presence in existing markets and open new markets which fit logistically into our present geographical structure. The execution of this strategy will carry the growth momentum of 1996 into the twenty-first century.

New Store Units for 1996:
Orlando, FL - Gayfers - West Oaks Mall - 212,000 square feet
                      - Fourth Store in Market

Spartanburg, SC - J.B. White - Westgate Shopping Center - 161,000 square feet
                       - New Market

Dayton, OH - McAlpin's - Dayton Mall - 208,000 square feet - New Market

Columbia, SC - J.B. White - Columbiana Center - 184,000 square feet
                      - Third Store in Market

Murfreesboro, TN - Castner Knott Co. - Stones River Mall - 110,000 square feet - New Market

(Picture of Home Store merchandise (Sled Bed)).

(Picture of Home store merchandise (cookware)).

                        PRODUCT DEVELOPMENT

(Picture of private label merchandise)

     As we continue to build the momentum of our business, product development and our related private label programs will be an ever more important part of the force that drives our progress.

    In each of the last three years, private label sales grew by a full percentage point and, in 1995, represented 12% of sales. This momentum is projected to continue and, by 1997, private label merchandise will represent 15% of sales.

Continued focus on this important area of our business will enable Mercantile to offer products designed to meet the specific needs of our customers' lifestyles while differentiating our stores from the competition. Private label enhances and sustains customer loyalty by providing products of consistent fit, color and durability. This high level of quality is monitored and guaranteed by our in-house Quality Assurance staff. Private label merchandise is an essential element in our commitment to offer superior value to our customers.

                      EDUCATION AND DEVELOPMENT

(Picture of associates in classroom setting)

    An important element in our significant new store expansion program will be the customer service education that will be provided to our associates in these new units. A major part of this education will be conducted by Mercantile Stores University (MSU) through a program called "World Class Customer Service." Recently, MSU extended its work arena beyond its classroom walls at Corporate Headquarters by taking the training process out to the field. We refer to this expansion to our educational activities as "MSU on the Road."

    During 1995, the "MSU on the Road" team made more than thirty visits to our operating groups. This on-going emphasis affords the opportunity to tailor subject matter to the specific needs of each student body and will be ideal in providing our new store associates with the tenets of
"World Class Customer Service."   "MSU on the Road" means more momentum
in Mercantile's future.

                              MARKETING

(Picture of marketing brochures)

    As we move toward the 21st century, we face monumental changes in the way we market our products and services to our customers and prospective customers. It is essential that we lead the momentum of these changes through dynamic creativity and innovative marketing. Several of our marketing programs, among others, reflect our efforts to achieve this leadership:

- - A databased communications system which takes mainframe information and enables our associates to target our messages to specific customers more precisely and efficiently.

- - Multi-media programs, including magalogs and an internet on-line presence, to deliver our marketing messages to a broader scoped audience in a sophisticated and attractive presentation.

    Together, these programs, targeted and broad based, balance our marketing efforts as we build momentum in the evolution from this century's print and broadcast advertising to the myriad of media that will be part of the retail industry in the 21st Century.

                          CUSTOMER SERVICE

(Picture of merchandise)

    No matter how many new stores we build, or how good our education, marketing and product development are, we cannot succeed unless we take care of our customers. As we build momentum to build our business, we must always remember that the customer comes first.

One example of Mercantile's dedication to customer service is our Personal Shopper Program. Through an appointment process, this concept offers professional sales associates in each of our stores to work directly with our customers. . .one-on-one. . .and at no cost. In our busy lifestyles, where time is the equivalent of currency, these knowledgeable associates help in identifying the customers' needs and assist with the selection and purchase of the full spectrum of merchandise offered by our stores.

The strength of the program can be demonstrated in terms of sales productivity. Over the past two years, volume generated by our personal shopper associates has more than doubled.

As we continue to move our business forward, using the momentum of each accomplishment to build to the next, we are confident that they will all be based on the most solid foundation of all. . .DAZZLING CUSTOMER SERVICE.

                MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Revenues which in 1995 included $52 million of finance charge revenue on the Company's private label credit program, increased by 4.4% to $2,944 million. There were 53 weeks in the 1995 year. The percentage changes in total and comparable retail sales, on an equalized 52 week basis, for the last three years were as follows:
                                       1995      1994     1993
Total retail sales                      1.5%      3.3%     (.1%)
Comparable retail sales                 1.2%      1.7%    (1.9%)

Net Income for 1995 increased 19.2% to $123 million, or $3.35 per share, from the $103 million, or $2.81 per share, earned in the prior year. Last year's results included charges amounting to $4 million, or $.11 per share, for a consolidation provision and the impact of an accounting change. The following summary presents an analysis of the components of net income for the past three years:

                                          1995                 1994                  1993
(in millions, except per share data)
                                    Amount    Per Share    Amount   Per Share  Amount   Per Share
Net income before non-recurring
  item and accounting changes       $123.2    $3.35        $107.5   $2.92      $86.6    $2.35
Consolidation provision                  -        -          (3.0)   (.08)         -        -
Postemployment benefits                  -        -          (1.1)   (.03)         -        -
Income taxes                             -        -             -       -        3.1      .09
Net income                          $123.2    $3.35        $103.4   $2.81      $89.7    $2.44

                                 -11-

Cost of Goods Sold (COGS) in the retail industry traditionally includes certain occupancy and buying costs which are not directly associated with the cost of merchandise. Occupancy expenses so classified include depreciation, rent, utilities, and real estate taxes; buying costs, in this respect, include the payroll and travel expenses of the corporate central buying and merchandise planning functions.

In 1995, COGS, as a percent of revenues, decreased 1.7% from the prior year. This improvement during the year was due, in part, to the inclusion of finance charge revenue in 1995. Excluding the impact of finance charge revenue and the application of the last-in, first-out (LIFO) method, COGS, as a ratio to retail sales, improved approximately 0.6% over the prior year. The improvement resulted from a 0.4% increase in merchandise margins, due to higher initial mark-up, partially offset increased markdowns. Another significant contributor to the improved margin result was a 0.5% reduction in shrinkage expense. Lower margin leased department sales increased 12% over the prior year and served to increase COGS by 0.3%. Occupancy and central buying expenses were relatively flat for fiscal 1995.

In 1994, COGS (excluding the impact of LIFO) increased 0.1% over the prior year. The increase was attributable to the impact which a 16% increase in lower margin leased department sales had on total COGS. A 0.2% improvement in merchandising costs was offset by an increase in shrinkage expense. In 1993, COGS (excluding the impact of LIFO) increased 1.2%. This increase was attributable, primarily, to a higher promotional environment, particularly during the important fourth quarter.

The Company employs the LIFO method to value all of its retail inventories and uses indices produced by the Bureau of Labor Statistics to calculate the impact of inflation on inventory valuations. In 1995, the application of the LIFO method resulted in a credit to net income of $.01 per share. This contrasted to the 1994 year in which the LIFO impact was unusual as significant categories of merchandise actually experienced a price deflation. This produced a LIFO credit of $.11 per share in 1994. In 1993, the LIFO application resulted in a charge of $.06 per share.

The impact of LIFO on COGS, as a percent of retail sales, was:

                                  1995      1994         1993
Cost of goods sold                71.2%     71.6%        71.8%
LIFO credit/(charge)                 -        .2          (.1)
Cost of goods sold
  (excluding LIFO)                71.2%     71.8%        71.7%

Operating Expenses - Selling, general and administrative expenses
(SG&A), as a percent to revenues, increased 1.1% to 23.3% in 1995.
The increase was primarily attributable to costs associated with the Company's assumption of full responsibility for managing its private label credit program at the end of the 1995 second quarter. Previously, this program had been managed by an affiliate of Citibank. This arrangement was terminated on July 31, 1995. The most significant among these credit related expenses was bad debts, including $10 million for the establishment of a bad debt reserve, which increased SG&A by 0.6%. The remaining increase in SG&A expenses was primarily attributable to increases in payroll costs and marketing expenses.

In 1994, SG&A expenses, as a percent of revenues, decreased 0.8%.
Approximately 60% of this decline was attributable to reductions in payroll and payroll related expenses. In 1993, SG&A declined approximately 0.5% from the prior year with payroll and payroll related expenses again comprising better than 50% of the decline.

In 1994, the Company recorded a $5 million pre-tax provision for the consolidation of the Joslins division, centered in Denver, Colorado with the Jones Store Company Division, headquartered in Kansas City, Missouri.
The provision covered severance pay, early retirement costs and relocation costs. As a result of this consolidation, the Company has saved approximately $3 million, annually, primarily as a result of reduced payroll and payroll related expenses.

Interest Expense decreased $9 million and $8 million in 1995 and 1994, respectively, primarily as a result of the scheduled payment of $110 million of mortgages and senior notes which carried an average interest coupon of 10.4%. These payments were made in the second quarter of 1994.

Other Income decreased approximately $6 million in 1995 and $5 million in 1994. The decline in 1995 was attributable to changes in the servicing of the Company's private label credit programs, partially offset by a gain from the sale of an equity investment in an unaffiliated company and an increase in the Company's share of equity earnings from the real estate joint ventures. Other income in 1993 included a gain from the sale of a land investment, which resulted in the comparative decline in 1994.

As discussed in Note 3 of Notes to Consolidated Financial Statements, effective July 31, 1995, the Company terminated its servicing agreement with Citibank, which covered all of its private label credit program other than accounts generated by Maison Blanche (MB), and assumed full responsibility for managing its customer receivables program. A sale and servicing agreement with an unaffiliated company covering customer accounts generated by MB was terminated during 1994. Finance charge revenue recorded in 1995 on customer accounts serviced by the Company has been classified as a component of revenues.

The Effective Income Tax Rate has been relatively consistent for the last three years and was 39.8% in 1995,39.5% in 1994, and 39.7% in 1993.

Accounting Change - As discussed in Note 1 of Notes to Consolidated Financial Statements, the Company will adopt the provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in the first quarter of fiscal 1996. Management anticipates that the application of this new accounting standard will result in a pre-tax impairment provision of approximately $12 million.

Liquidity and Capital Resources - Cash flow from operating activities amounted to $187 million in 1995, contrasted with $169 million in 1994, and $138 million in 1993. The increase in 1995 was due to the improvement in net income and a decrease in working capital requirements, partially offset by a reduction in non-cash charges. The 1994 increase was primarily attributable to the increase in net income and non-cash charges, partially offset by an increase in working capital requirements, primarily those for inventory.

Net customer receivables declined $33 million due, primarily, to the continuing erosion of private label credit sales. This decrease also reflected an increase in the bad debt reserve which was required as a result of the termination of the servicing agreement with Citibank. The $13 million decline in other receivables was primarily attributable to the elimination of the annual settlement with Citibank which, while the contract was still in effect, was satisfied in the first quarter of the ensuing year.

In 1995, the year-end inventory level increased $55 million over the prior year. In part, this increase was attributable to calendar fluctuations, to wit, the earlier Easter in 1996 and the week later closing of the 1995 fiscal year. Also contributing to this increase was a heavier concentration of higher ticket home and home related merchandise in the composition of 1995's inventory.

Cash allocated to capital expenditures was $101 million in 1995, contrasted with $94 million in 1994 and $106 million in 1993.

During 1995, the Company sold its minority position in the stock of Ivey Properties, Inc. when the shareholders of that publicly traded Real Estate Investment Trust voted to sell it to an outside interest. The Company realized proceeds of $6 million from this sale. During 1994 and 1993, the Company realized proceeds of $2 million and $6 million, respectively, from the sales of property.

Cash requirements to satisfy debt obligations declined substantially in 1995 to $5 million from $121 million in 1994 and $27 million in 1993. The 1995 amount represented regularly scheduled debt payments. In 1994, the scheduled payments included $110 million of debt assumed in the 1992 MB acquisition. In addition, in 1994, the Company prepaid, at a discount, $5 million of the 6.7% Notes due 2002. In 1993, in addition to the scheduled payments, the Company prepaid $25 million of Mortgage Notes and Industrial Revenue Bonds.

The Company primarily satisfies its short-term financing requirements through internally generated funds. In addition, the Company has available both committed and uncommitted short-term borrowing facilities. As discussed in Note 5 of Notes to Consolidated Financial Statements, during 1995, the Company cancelled a $175 million revolving credit agreement with Citibank and replaced it with a committed, unsecured $200 million revolving credit arrangement.
The new facility is a five year agreement with a consortium of seven banks. When used, interest rates under the new arrangement will be based, at the Company's option, on either the banks' best rates under a competitive bid environment or a predefined spread (which is dependent on the Company's long-term debt credit rating) over the appropriate LIBOR rate.
In addition to the committed $200 million arrangement, the Company has available uncommitted lines of credit totalling $20 million. Maximum borrowings under the combined facilities were $3 million in 1995, $69 million in 1994, and $51 million in 1993. No borrowings were outstanding under any of these credit arrangements at the end of the last three fiscal years.

The Company is committed to maintaining a strong financial position. The debt to capitalization ratio considered to be a significant measure of financial strength, was 15% at the end of the fiscal year - among the lowest in the retail industry. Our long-term debt ratings of A+ and A1 by Standard & Poor's Corporation and Moody's Investors Services, Inc., respectively, are among the highest in the industry.

Expansion and Capital Expenditures - Capital expenditures for 1996 are estimated at $130 million and it is anticipated that they will be funded through existing working capital and internally generated funds. Approximately 60% of these expenditures will be allocated to new stores scheduled to open in 1996 and 1997; approximately 25% will be spent on remodeling and upgrading existing stores; and the remainder on the various support functions needed to sustain the business.

During 1995, the Company opened a 50,000 square foot McAlpin's Signatures Home Store, dedicated strictly to home fashions merchandise, in Cincinnati, Ohio. In mid-1995, a 113,000 square foot Joslins store in downtown Denver was closed. At the end of the year, downtown stores in Nashville, Tennessee and Cincinnati, Ohio, encompassing a total of 314,000 square feet, were also closed.

In 1996, the Company plans to add the largest, annual new store square footage (other than acquisitions) in its history. A total of five new stores, totalling 875,000 square feet will be opened during the second half of the year. The new store units for 1996 are:

Operating Identity       Location                 Square Feet

Gayfers                Orlando, Florida             212,000
J.B. White        Spartanburg, South Carolina       161,000
McAlpin's               Dayton, Ohio                208,000
J.B. White          Columbia, South Carolina        184,000
Castner Knott       Murfreesboro, Tennessee         110,000

BENEFIT PROGRAM

The Company offers a comprehensive benefit program including pension and profit sharing plans as well as health, disability and life insurance programs to its eligible associates.

The Pension Plan, established in 1945, has been funded entirely by Company contributions. All associates who meet the eligibility requirements (one year of service and attainment of age 21) are enrolled in the Plan. Members are 100% vested in their accrued benefits upon completing five years of service after age 18. At the end of the 1995 fiscal year, there were 28,497 Pension Plan members, including retirees, and the market value of Plan assets was $341 million.

All associates who are enrolled in the Pension Plan are eligible to participate in the Savings, Profit Sharing and Supplemental Retirement Plan. During 1995, members in this Plan had the option to have the Company deposit up to 14% of their earnings into the plan, on a before-tax basis, to the extent permitted by IRS Code Section 401(k). Associates can elect to have their contributions invested in a balanced fund, an equity fund, insurance company contracts or any combination of these funds.

As explained in Note 7 of Notes to Consolidated Financial Statements, the Company makes an annual contribution to the Plan based upon its pre-tax income as defined. For the latest year, the Company's contribution amounted to $9.7 million, or approximately $.58 for each $1.00 deposited, before-tax, by a member up to 6% of compensation.

All members employed as of February 1, 1993 are 100% vested in the Company's contribution as soon as it is credited to their accounts. All members employed after February 1, 1993 vest in Company contributions according to a 3 to 7 year vesting schedule. Members can elect to invest the Company's annual contribution in a balanced fund, an equity fund, insurance company contracts, or Mercantile Stores common stock. Members who have an investment in Mercantile Stores common stock at year-end may, in confidence, direct the Trustee, The Northern Trust Company, to vote their shares at the Annual Meeting of Stockholders. At February 3, 1996, the Trustee was holding 1,425,869 shares of Mercantile stock, or 3.9% of the total outstanding shares, for the benefit of Plan members. Plan assets at year-end totalled $479 million, at market value.

The Company pays a substantial portion of the costs of various group medical and dental plans which are offered to eligible associates. In addition, the Company offers disability and term life insurance coverage to eligible associates.

Paid vacation and holiday time, discounts on merchandise, and a highly successful policy of training and promoting from within complete the comprehensive benefit program available to associates.

MARKET AND DIVIDEND INFORMATION

For the fiscal year                   1995                                        1994
                             Market             Dividends               Market           Dividends
Quarter                  High     Low       Declared  Paid          High     Low     Declared   Paid
First                    $46      $39 3/4   $ .52     $ .25 1/2     $41 1/8  $36     $ .51      $ .25 1/2
Second                    49       42 5/8       -       .26 1/2      38 1/2   30 1/2   -          .25 1/2
Third                     48 3/8   42 3/4     .53       .26 1/2      57       32 1/2   .51        .25 1/2
Fourth                    49 3/8   44 1/4       -       .26 1/2      46       36 1/2   -          .25 1/2
                                            $1.05     $1.05                          $1.02      $1.02

The Company's common stock is traded on the New York Stock Exchange (NYSE symbol - MST).

The number of stockholders at February 3, 1996 was 9,648.

On April 3, 1996, the Board of Directors approved an increase in the quarterly dividend from $.26 1/2 to $.28 1/2 per share. This increase, payable on June 14, 1996 to holders of record on May 31, 1996, converts to an indicated annual dividend of $1.14 per share.

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


     David L. Nichols               James M. McVicker
     Chairman of the Board         Senior Vice President and
                                   Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Mercantile Stores Company, Inc.:

We have audited the accompanying consolidated balance sheets of Mercantile Stores Company, Inc. (a Delaware corporation) and subsidiaries as of February 3, 1996 and January 28, 1995, and the related statements of consolidated income and retained earnings and cash flows for each of the three years in the period ended February 3,1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Stores Company, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

As explained in Notes 6 and 7 to the Consolidated Financial Statements, the Company changed its method of accounting for postemployment benefits effective January 30, 1994 and its method of accounting for income taxes effective February 1, 1993.

               Cincinnati, Ohio          Arthur Andersen LLP
                March 25,1996

STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS
(in thousands, except per share data)                        1995         1994        1993
Revenues                                               $2,944,324   $2,819,837  $2,729,928
Costs, Expenses, and Other Income:
Cost of goods sold
 (including occupancy and central buying expenses)      2,059,753    2,020,264   1,960,914
Selling, general and
  administrative expenses                                 686,924      625,726     627,391
Provision for consolidation                                     -        5,000           -
Interest expense                                           19,558       28,118      36,236
Interest income                                            (5,087)      (4,592)     (5,288)
Other income                                              (21,404)     (27,571)    (33,003)
                                                        2,739,744    2,646,945   2,586,250

Income before Provision for Income Taxes                  204,580      172,892     143,678

Provision for Income Taxes:
   Current                                                 80,239       65,848      54,456
   Deferred                                                 1,093        2,527       2,583
                                                           81,332       68,375      57,039
Income before cumulative effect
   of accounting changes                                  123,248      104,517      86,639

Cumulative effect of accounting changes:
   Postemployment benefits
      (net of income taxes of $700)                            -        (1,100)          -
   Income taxes                                                -             -       3,100
Net Income                                            $  123,248    $  103,417  $   89,739

Retained Earnings at Beginning of Year                 1,389,130     1,323,294   1,271,136

Dividends Declared                                        38,686        37,581      37,581

Retained Earnings at End of Year                      $1,473,692    $1,389,130  $1,323,294

Net Income Per Share:
Income before cumulative effect of accounting changes $     3.35    $     2.84  $     2.35

Cumulative effect of accounting changes:
   Postemployment benefits                                     -         (0.03)          -
   Income taxes                                                -             -        0.09
Net Income Per Share                                  $     3.35    $     2.81  $     2.44

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in thousands)
                                           February 3,       January 28,
                                              1996               1995
Assets
Current Assets:
Cash and cash equivalents                  $  161,893       $  114,237
Receivables:
     Customer, net                            559,544          592,402
     Other                                     15,078           27,836
Inventories                                   523,573          468,782
Deferred income taxes                          12,248            7,667
Other current assets                           14,048            7,821
Total Current Assets                        1,286,384        1,218,745

Prepaid Pension and
     Other Noncurrent Assets                   87,107           73,878

Deferred Income Taxes                              -               300

Property and Equipment:
    Land                                       37,400           36,512
    Buildings and improvements                733,785          675,187
    Fixtures                                  292,349          310,671
    Leased property                            62,018           64,311
                                            1,125,552        1,086,681
    Less accumulated depreciation             424,319          397,875
Property and equipment, net                   701,233          688,806
  Total                                    $2,074,724       $1,981,729

See Notes to Consolidated Financial Statements

(in thousands)                             February 3,      January 28,
                                             1996              1995
Liabilities and Stockholders' Equity

Current Liabilities:
Current maturities of long-term debt        $    6,147     $    5,210
Accounts payable                               106,645        121,667
Taxes other than income                         21,352         17,101
Other current liabilities                       69,546         61,132
Accrued income taxes                            40,533         32,381
Accrued payroll                                 28,585         24,224
Total Current Liabilities                      272,808        261,715

Long-term Debt                                 254,926        261,187

Due to Affiliated Companies                     25,106         26,115

Deferred Income Taxes                            6,867              -

Other Long-term Liabilities                     29,904         32,161

Stockholders' Equity:Common stock - $.14 2/3
par value,authorized and issued 36,887,475
shares,outstanding 36,844,050
(after deducting43,425 treasury shares)          5,403           5,403

Additional paid-in capital                       6,018           6,018

Retained earnings                            1,473,692       1,389,130

Total Stockholders' Equity                   1,485,113       1,400,551

   Total                                    $2,074,724      $1,981,729

STATEMENTS OF CONSOLIDATED CASH FLOWS
(in thousands)
                                           1995         1994           1993
Cash Flows from Operating Activities:
  Net Income                          $ 123,248    $ 103,417     $   89,739
  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
     Depreciation and amortization       88,714       93,540         93,455
     Deferred taxes                       1,093        2,527          2,583
     Net (gain) loss on disposition
           of property                   (5,916)       1,250         (3,904)
     Provision for consolidation              -        5,000              -
     Postretirement benefits costs           91          166          2,200
     Gain on sale of joint venture            -            -         (1,610)
     Cumulative effect of accounting
          changes,net of taxes                -        1,100         (3,100)
     Equity in unremitted earnings of
          affiliated companies           (1,453)        (206)        (1,141)
     Net pension benefit                (14,667)     (15,653)       (13,788)
  Changes in working capital:
     Change in inventories              (54,791)     (43,290)        (2,673)
     Change in accounts receivable       45,616       14,876        (21,406)
     Change in accounts payable         (15,022)       5,551          6,931
     Change in other working capital
          items                          20,325        1,143         (9,180)
  Net cash provided by operating
                activities              187,238      169,421         138,106

Cash Flows from Investing Activities:
  Cash payments for property
           and equipment               (101,202)     (93,639)       (106,210)
  Proceeds from sale of property          5,982        1,550           6,095
  Proceeds from sale of joint venture         -            -             785
  Net change in other noncurrent assets
           and liabilities                 (466)         997           2,845
  Net cash used in investing activities (95,686)     (91,092)        (96,485)

Cash Flows from Financing Activities:
  Payments of long-term debt             (5,210)    (121,055)        (26,740)
  Dividends paid                        (38,686)     (37,581)        (37,581)
  Net cash used in financing activities (43,896)    (158,636)        (64,321)

Net Increase (Decrease) in Cash and Cash
             Equivalents                 47,656      (80,307)        (22,700)
Cash and Cash Equivalents at
            Beginning of Year           114,237      194,544         217,244
Cash and Cash Equivalents at
            End of Year               $ 161,893    $ 114,237       $ 194,544

Supplemental Cash Flow Information:
  Interest paid                       $  20,926    $  29,532       $  37,393
  Income taxes paid                   $  70,593    $  68,227       $  49,670

See Notes to Consolidated Financial Statements

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Operations - Mercantile Stores Company, Inc. (the Company) is a conventional department store retailer engaged in the general merchandising business. The Company operates 97 department stores and 4 specialty stores under 13 different names in a total of 17 states. The stores are located in 50 different markets within these states. A subsidiary, Mercantile Credit Corp., headquartered in Baton Rouge, Louisiana, provides servicing for the Company's private label credit program. In addition to its department store and credit operations, the Company maintains a partnership interest in five operating shopping center ventures and one land ownership venture.

B. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for its 33 1/3% to 50% position in the six joint ventures.

C. Fiscal Year - The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal year 1995 consisted of fifty-three weeks and ended on February 3, 1996. Fiscal years 1994 and 1993 consisted of fifty-two weeks and ended on January 28, 1995 and January 29, 1994, respectively. References to years relate to fiscal years rather than calendar years.

D. Revenues - Revenues include sales from retail operations, leased departments and finance charge revenue on customer accounts serviced by the Company under its private label credit program. Finance charge revenue from the Company's private label credit program is recognized in the period in which it is earned. Prior to 1995, the Company's share of finance charge income accrued to the Company under revenue sharing agreements with unaffiliated companies and was classified as a component of other income.

E. Cost of Goods Sold - Cost of goods sold in the retail industry traditionally includes occupancy and buying costs which are not directly associated with the cost and eventual selling price of merchandise. Among the occupancy expenses so classified are depreciation, rent, utilities, and real estate taxes. Buying costs, in this respect, include the payroll and travel expenses associated with the corporate buying and merchandise planning functions.

F. Advertising Expense - Advertising expenditures, including production costs, are expensed as incurred.

G. Store Pre-opening Expenses - Store pre-opening expenses are not material and are charged to income in the year the expenses are incurred. These include advertising, occupancy, and payroll costs.

H. Cash and Cash Equivalents - For purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents. The carrying amount of cash equivalents is a reasonable estimate of fair value.

I. Customer Receivables - Customer receivables are classified as current assets and include some amounts which are due after one year, consistent with industry practice.

J. Inventories - All retail inventories are valued by the retail method and stated on the last-in, first-out (LIFO) cost basis, which is lower than market. At both February 3, 1996 and January 28, 1995, inventories were $30 million lower than they would have been had the retail method been applied using the first-in, first-out (FIFO) cost basis. During the year ended February 3, 1996, the Company changed its method of accounting for promotional markdowns for purposes of determining current costs under the FIFO basis. Due to the application of the LIFO cost method, this change in accounting method for FIFO purposes did not have a material impact on the Company's financial position and results of operations.

K. Property and Equipment - Property and equipment is carried at cost. Depreciation is provided by using the straight-line method based on estimated useful lives of the assets for financial reporting purposes while accelerated depreciation, where permitted, is used for income tax purposes. Betterments, renewals, and repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. Property and equipment, other than buildings, are written off in the year that they become fully depreciated.

The Company computes depreciation for financial reporting purposes based on the following ranges of estimated useful lives:

Buildings                 15-50 years
Building improvements     10-35 years
Store fixtures            5-7 years
Leased property           Term of lease or life of property, if shorter

The Company leases certain properties, principally store locations, under capital leases as defined by Statement of Financial Accounting Standards (SFAS) No. 13. Property meeting the criteria within the Statement is capitalized and accounted for as an asset with the corresponding obligation carried as a liability. The provision for amortization of leased properties is included in depreciation and amortization expense. All other lease agreements are classified and accounted for as operating leases with payments expensed as incurred.

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which addresses the identification and measurement of asset impairments and requires the recognition of impairment losses on long-lived assets when book values exceed expected future cash flows. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1996 and it is anticipated that the application of this standard will result in a pre-tax impairment provision of approximately $12 million.

L. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M. Segment Reporting - The Company has one significant segment of business (general merchandise department store retailing).

N. Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform with the classification used in the 1995 financial statements.

2. PROVISION FOR CONSOLIDATION

During the first quarter of 1994, the Company recorded a $5 million charge for the consolidation of the Joslins division,centered in Denver, Colorado, with the Jones Store Company division, headquartered in Kansas City, Missouri. The provision was made to cover severance pay for the displacement of approximately 175 associates, early retirement costs for certain qualifying associates, and relocation costs. The consolidation of this operation was completed in 1994.

3. CUSTOMER RECEIVABLES

Effective August 1, 1995, the Company terminated its servicing agreement with Citibank and assumed full responsibility for servicing its customer receivables. The servicing agreement covered substantially all of the Company's private label credit program. Prior to termination, Citibank was responsible for credit authorization, absorption of bad debts and collection of customer receivables. During 1994, the Company terminated a sales and servicing agreement with an unaffiliated company for customer receivables generated by its Maison Blanche (MB) division.

Finance charge revenue recorded during 1995 on customer accounts serviced by the Company totalled $52 million and is classified as a component of revenues in the accompanying Statements of Consolidated Income and Retained Earnings. Operating expenses incurred in connection with the private label credit program are included in selling, general and administrative expenses. Customer receivables at February 3, 1996 are net of an allowance for doubtful accounts in the amount of $16 million.

                                   -22

4. LONG-TERM DEBT

The Company's long-term debt consisted of the following:

(in thousands)                                       1995        1994

8.2% Sinking Fund Debentures due 2022 (a)        $100,000    $100,000
6.7% Notes due 2002 (a)                            95,000      95,000
Industrial Revenue Bonds at rates
 ranging from 5.61% to 7.75%                        9,475      10,689
Mortgage Note Payable (b)                             980       1,080
Other Notes Payable                                 6,528       8,669
 Total Debt                                       211,983     215,438

Capitalized Lease Obligations                      49,090      50,959
                                                  261,073     266,397
Less - due within one year                          6,147       5,210

Total Long-term Debt                             $254,926    $261,187

(a) The 6.7% notes have a mandatory annual sinking fund requirement of $19 million commencing in 1997. The 8.2% sinking fund debentures have a similar requirement of $5 million commencing in 2003.

(b) The mortgage note payable carries a variable interest rate of 1.5% over prime with final payment due on February 1, 1997.

Maturities of long-term debt, including capitalized leases, for the next five years are as follows:

Fiscal year  (in thousands)                 Amount

1996                                     $    6,147
1997                                     $   25,017
1998                                     $   25,181
1999                                     $   23,644
2000                                     $   21,505

The fair value of long-term debt, including the current portion and excluding capital lease obligations, was approximately $225 million at February 3, 1996 and approximately equal to book value at January 28, 1995. The fair value is based on the present value of future cash flows. The discount rates used approximated the current borrowing costs for similar instruments.

5. FINANCING ARRANGEMENTS

During the third quarter of 1995, the Company and a syndicate of banks entered into a five year, $200 million Revolving Credit Agreement (The Credit Agreement) which expires on August 3, 2000. The Credit Agreement replaced a $175 million revolving credit facility with Citibank which was terminated on July 31, 1995. The applicable interest rate on borrowings is based, at the Company' option, on either the banks' best rates under a competitive bid environment or a predefined spread (which is tied to the Company's long-term debt credit rating) over the appropriate LIBOR rate. The Credit Agreement requires the Company to comply with certain financial covenants with respect to minimum net worth and financial leverage.

The Company also has in place additional uncommitted lines of credit in the total amount of $20 million. No fee is paid for maintaining these lines and interest on any borrowings is charged at a floating rate.

At February 3, 1996 and January 28, 1995, there were no borrowings outstanding under the revolving credit arrangements or the discretionary lines. Maximum borrowings under these facilities for 1995 were $3 million, at an average interest rate of 5.9%. During 1994, maximum borrowings were $69 million, at an average interest rate of 5.4%.

6. INCOME TAXES

The components of taxes on income, excluding the cumulative effect of accounting changes, consisted of the following:

(in thousands)      1995            Federal        State        Total

Current                             $66,171      $14,068      $80,239
Deferred                                494          599        1,093
Total                               $66,665      $14,667      $81,332


                    1994            Federal        State        Total

Current                             $56,041      $ 9,807      $65,848
Deferred                              1,781          746        2,527
Total                               $57,822      $10,553      $68,375

                   1993             Federal        State        Total

Current                             $45,989      $ 8,467      $54,456
Deferred                              1,517        1,066        2,583
Total                               $47,506      $ 9,533      $57,039

Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect, excluding the cumulative effect of accounting changes, of each were as follows:

(in thousands)                          1995          1994        1993

Depreciation                        $ (3,967)    $  (5,231)   $ (4,431)
Associate benefit plans                7,425         5,520       4,410
Bad debts                             (4,875)            -           -
Consolidation                            408         2,025       1,883
Other                                  2,102           213         721
Total                               $  1,093     $   2,527    $  2,583

The provision for income taxes is different from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows:

(in thousands)                           1995          1994       1993

Provision at statutory rate of 35%    $71,603       $60,512    $50,287
State and local income tax,
   less Federal income tax benefit      9,534         6,859      6,196
Other                                     195         1,004        556
   Total income tax provision         $81,332       $68,375    $57,039
   Effective income tax rate            39.8%         39.5%      39.7%

During 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." This statement requires deferred tax recognition for all temporary differences in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for enacted changes in tax laws and rates. The cumulative effect of this accounting change resulted in a credit to net income of $3.1 million, or $.09 per share.

The tax effects of significant temporary differences representing deferred tax assets and liabilities were as follows:

(in thousands)                                    1995           1994

Assets:
  Inventory accounting                     $     3,783    $     3,060
  Associate benefit costs                       12,675         14,047
  Interest, taxes and real estate costs         12,786         10,364
  Relocation costs                                 552            960
  Bad debts                                      4,875              -
  Capitalized leases                             4,184          3,893
  Other                                          2,685          8,538
Total deferred tax assets                       41,540         40,862

Liabilities:
  Depreciation                                  (7,035)       (10,981)
  Pension, savings and profit sharing costs    (27,153)       (21,120)
  Other                                         (1,971)          (794)
Total deferred tax liabilities                 (36,159)       (32,895)
Total Net Deferred Tax Assets              $     5,381    $     7,967

7. ASSOCIATE BENEFIT PLANS

The Company maintains a formal, qualified, non-contributory, defined benefit pension plan covering all associates who have met certain age and service requirements. Benefits under this plan generally are based on a career average formula. The Company funds this plan in accordance with ERISA requirements.

As computed under the provisions of SFAS No. 87, "Employers' Accounting for Pensions," components of the net pension benefit included in income before income taxes for the past three fiscal years were as follows:

(in thousands)                         1995           1994          1993

Service cost                     $    5,656     $    6,884    $    6,524
Interest cost                        12,405         11,267        10,351
Actual return on plan assets        (54,809)         1,723       (39,586)
Amortization of transition asset     (5,043)        (5,043)       (5,043)
Other amortization and deferral      27,124        (30,484)       13,966
Net pension benefit               $ (14,667)     $ (15,653)    $ (13,788)

The expected long-term rate of return on assets used in determining the net pension benefit was 8.5% in all years presented.

The actuarial present value of benefit obligations was determined using a discount rate of 7.5% in 1995, 8.5% in 1994, and 7.5% in 1993. The changes in the discount rate assumptions increased the 1995 projected benefit obligation by approximately $22 million and lowered the 1994 projected benefit obligation by approximately $20 million. The rate of compensation increase used to measure the projected benefit obligation was 5.0% in 1995 and 5.5% in 1994 and 1993.

The funded status of the formal, qualified pension plan at February 3, 1996 and January 28, 1995, based on actuarial and plan asset as of October 31, 1995 and 1994, was as follows:

(in thousands)                                          1995      1994

Actuarial present value of benefit obligations:
Vested benefits                                     $154,580  $116,600
Non-vested benefits                                    3,856     1,800
Accumulated benefit obligation                       158,436   118,400
Impact of future salary increases                     22,126    26,830
Projected benefit obligation                         180,562   145,230
Plan assets at fair value                            344,141   298,091
Plan assets in excess of projected
   benefit obligation                                163,579   152,861
Items not yet recognized in income:
Initial transition credit which is
being amortized over 15 years                        (30,259)  (35,302)
Subsequent net gain                                  (62,472)  (61,378)
Prepaid pension benefit                             $ 70,848  $ 56,181

No funding activity occurred between the plan and the Company during the fourth quarter of 1995 or 1994.The plan's assets include investments in common stocks, fixed income securities, real estate investments, short-term investments, and cash.

The Company contributes to qualified and non-qualified savings, profit sharing and supplemental retirement plans, and non-qualified pension plans covering certain associates. The Company's total contribution to the qualified and non-qualified savings, profit sharing and supplemental retirement plans is based on 5% of pre-federal income tax FIFO profits, as defined. The costs to the Company under these plans for the past three years were as follows:

(in thousands)                          1995      1994      1993

Savings and Profit Sharing          $  9,750  $  8,068  $  7,026
Pension                                  810     1,754     1,258
Total                                $10,560  $  9,822  $  8,284

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

The plan was changed during the 1993 fiscal year to provide for retiree contributions based on years of service. Further cost containment was achieved by increasing deductibles and introducing managed care. The Company reserves the right to modify or terminate this program at any time.

The Company accounts for postretirement benefits under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The components of net periodic postretirement benefit cost for the last three years were as follows:

(in thousands)                                1995      1994      1993

Service cost earned during the year      $     490   $    536   $ 1,729
  Interest cost on projected
  benefit obligation                           800        770     1,581
Net amortization and deferral               (1,199)    (1,140)     (703)
Net periodic postretirement
  benefit cost                           $      91   $    166   $ 2,607

The following table sets forth the plan's combined funded status at February 3, 1996 and January 28, 1995 based on obligations measured as of October 31, 1995 and 1994:

(in thousands)                                            1995       1994

 Accumulated postretirement benefit obligation:
  Retirees                                            $  3,816    $ 4,024
  Fully eligible active plan participants                  204        182
  Other active plan participants                         6,372      5,352
                                                        10,392      9,558
  Unrecognized net gain from changes in
   plan and assumptions                                  6,422      5,594
  Unrecognized prior service cost                        4,968      7,608
  Accrued postretirement benefit cost                  $21,782    $22,760

For measurement purposes, the following assumptions were used to project changes in the accumulated postretirement benefit obligation for 1995 and 1994:

                                    1995           1994

Discount rate                       7.5%           8.5%
Health care cost trend rate    8.75% to 5%    9.5% to 5%
Years to ultimate trend             9              10

The health care cost trend rate affects the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by $.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $.1 million.

Effective January 30, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires the Company to recognize an obligation for postemployment benefits provided to former or inactive employees after employment but before retirement. The cumulative effect of this accounting change resulted in a charge of $1.1 million, or $.03 per share, after tax benefits of $.7 million.

8. LEASES

The Company leases some of its operating properties such as store and warehouse facilities and some equipment. The majority of these leases will expire within the next 20 years. the leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses, and, in certain instances, increased rentals based on percentages of sales.

Future minimum lease payments under noncancelable leases as of February 3, 1996 were as follows:

Fiscal Year (in thousands)          Capital        Operating        Total

1996                              $   6,232        $  23,711    $  29,943
1997                                  6,232           22,368       28,600
1998                                  6,118           20,388       26,506
1999                                  6,060           18,428       24,488
2000                                  6,060           16,537       22,597
Thereafter                           71,050          112,298      183,348
  Total minimum lease payments     $101,752         $213,730     $315,482

   Less:     Executory Costs           (235)
             Interest               (52,427)
Present value of net minimum
  lease payments                  $  49,090

Rent expense consisted of the following:

(in thousands)                           1995           1994        1993
Minimum rentals                     $  23,305      $  23,840    $ 23,509
Contingent rentals
 (based on % of sales)                  7,269          5,328       4,503
                                    $  30,574      $  29,168    $ 28,012

9.  CONTINGENCIES

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

QUARTERLY RESULTS
(unaudited in thousands, except per share data)
February 3, 1996         1st Quarter    2nd Quarter    3rd Quarter   4th Quarter          Total

Revenues                 $   602,858     $  642,448    $   694,765   $ 1,004,253    $ 2,944,324
Costs, Expenses, and
       Other Income:
Cost of goods sold           427,006        468,917        470,813       693,017      2,059,753
Selling, general and
 administrative expenses     159,994        165,423        173,859       187,648        686,924
Interest expense, net          3,976          3,938          3,265         3,292         14,471
Other income                  (4,682)        (6,654)        (1,792)       (8,276)       (21,404)
                             586,294        631,624        646,145       875,681      2,739,744

Income before provision
  for income taxes            16,564         10,824         48,620       128,572        204,580

Provision for income taxes     6,613          4,321         19,410        50,988         81,332

Net Income                $    9,951     $    6,503    $    29,210    $   77,584    $   123,248

Net income per share      $      .27     $      .18    $       .79    $     2.11    $      3.35

January 28, 1995          1st Quarter    2nd Quarter    3rd Quarter    4th Quarter        Total

Revenues                  $   592,509    $   619,307    $   679,453    $   928,568    $ 2,819,837
Costs, Expenses, and
 Other Income:
Cost of goods sold            421,380        455,082        475,190        668,612      2,020,264
Selling, general and
  administrative expense      150,719        148,766        161,863        164,378        625,726
Provision for consolidation     5,000              -              -              -          5,000
Interest expense, net           7,173          6,637          5,190          4,526         23,526
Other income                   (6,687)        (7,679)        (6,361)        (6,844)       (27,571)
                              577,585        602,806        635,882        830,672      2,646,945
Income before provision for
  income taxes                 14,924         16,501         43,571         97,896        172,892
Provision for income taxes      5,920          6,702         17,365         38,388         68,375
Income before cumulative effect
  of accounting change          9,004          9,799         26,206         59,508        104,517

Cumulative effect of accounting
  change for postemployment
  benefits (net of income
  taxes of $700)               (1,100)             -              -              -         (1,100)

Net income                $     7,904    $     9,799     $   26,206     $   59,508     $  103,417

Net income per share:
  Income cumulative effect
  of accounting change    $       .24    $       .27     $      .71     $     1.62     $     2.84
Cumulative effect of
  accounting change              (.03)             -              -              -           (.03)

Net income per share      $       .27    $      .27      $      .71     $     1.62     $     2.81


TEN-YEAR SELECTED FINANCIAL DATA
(dollars in thousands,
      except per share data)        1995           1994           1993          1992          1991
Operating Results
Revenues                      $2,944,324     $2,819,837     $2,729,928    $2,732,041    $2,442,425
Retail sales                   2,892,083      2,819,837      2,729,928     2,732,041     2,442,425
Cost of goods sold             2,059,753      2,020,264      1,960,914     1,927,149     1,720,361
Selling, general and
 administrative expenses         686,924        625,726        627,391       641,573       547,268
   Provision for
   consolidation/relocation            -          5,000              -        17,000             -
Interest expense                  19,558         28,118         36,236        35,464        23,390
Interest income                   (5,087)        (4,592)        (5,288)       (3,099)       (4,511)
Other income                     (21,404)       (27,571)       (33,003)      (29,145)      (30,485)
Income before provision for
    income taxes                 204,580        172,892        143,678       143,099       186,402
 Percent to revenues                 6.9            6.1            5.3           5.2           7.6
Provision for income taxes        81,332         68,375         57,039        56,262        72,363
Income before extraordinary
  charge and cumulative effect
  of accounting change           123,248        104,517         86,639        86,837       114,039
Extraordinary charge, net              -              -              -        (5,550)            -
Accounting change, net                 -         (1,100)         3,100       (12,200)            -
Net income                       123,248        103,417         89,739        69,087        114,039
 Percent to revenues                 4.2            3.7            3.3           2.5            4.7
 Per common share             $     3.35     $     2.81     $     2.44    $     1.88    $      3.10
Dividends declared                38,686         37,581         37,581        37,581         37,120
 Per common share             $     1.05     $     1.02     $     1.02    $     1.02    $      1.00 3/4
Dividends paid                    38,686         37,581         37,581        37,581         37,120
 Per common share             $     1.05     $     1.02     $     1.02    $     1.02    $     1.00  3/4

Financial Position
Working capital               $1,013,576     $  957,030     $  902,268    $  992,153    $   988,786
 Ratio of current assets to
      current liabilities           4.72           4.66           3.46          4.64           6.44
Receivables, net                 574,622        620,238        635,114       613,708        656,428
Inventories                      523,574        468,782        425,492       422,819        381,406
Property and equipment, net
(includes capitalized leases)    701,233        688,806        691,502       680,933        461,563
Total assets                   2,074,724      1,981,729      2,031,982     2,007,868      1,673,099
Long-term debt                   254,926        261,187        271,965       390,258        207,150
Retained earnings              1,473,692      1,389,130      1,323,294     1,271,136      1,239,630
Stockholders' equity           1,485,113      1,400,551      1,334,715     1,282,557      1,251,051
Per common share              $    40.31     $    38.01     $    36.23    $    34.81    $     33.96
Return on stockholders'
  equity(1)                         8.5%           7.6%           6.9%          5.5%           9.4%
Number of shares outstanding      36,844         36,844         36,844        36,844         36,844
Other Data
Capital expenditures for
 property and equipment, net  $  101,202     $   93,639     $  106,210    $  110,638    $    79,931
Depreciation                      88,714         93,540         93,455        94,036         70,607
Stores opened during year              1              4              3             1              2
Stores acquired                        -              -              -            16              -
Stores closed during year              3              2              1             1              1
Number of stores, at year end        101            103            101            99             83
Total square feet                 16,300         16,484         16,212        15,820         13,145
Sales per square foot(2)      $      177     $      173     $      169    $      174    $       188

All years include 52 weeks, except 1995 which includes 53 weeks.
(1) Based on average stockholders' equity at beginning and end of year.
(2) Based on stores opened for the entire year. The 1995 year is presented on a 52 week basis.

                                  -30-

TEN-YEAR SELECTED FINANCIAL DATA
(dollars in thousands,
     except per share data)              1990          1989          1988          1987          1986
Operating Results
Revenues                           $2,367,210    $2,312,802    $2,265,500    $2,155,653    $2,028,202
Retail sales                        2,367,210     2,312,802     2,265,500     2,155,653     2,028,202
Cost of goods sold                  1,670,555     1,594,849     1,551,484     1,476,327     1,377,763
Selling, general and
administrative expenses               527,467       502,537       480,225       451,885       431,656
Provision for consolidation/
    relocation                              -        10,000             -             -             -
Interest expense                       23,422        22,818        23,076        22,971        23,695
Interest income                        (4,160)       (4,289)       (3,934)       (3,268)       (3,301)
Other income                          (29,186)      (26,156)      (22,021)      (19,402)      (17,811)
Income before provision
   for income taxes                   179,112       213,043       236,670       227,140       216,200
 Percent to revenues                      7.6           9.2          10.4          10.5          10.7
Provision for income taxes             55,498        82,700        92,208        97,584       105,135
Income before extraordinary charge
 and cumulative effect of
 accounting change                    123,614       130,343       144,462       129,556       111,065
Extraordinary charge, net                   -             -             -             -             -
Accounting change, net                      -             -             -             -             -
Net income                            123,614       130,343       144,462       129,556       111,065
 Percent to revenues                      5.2           5.6           6.4           6.0           5.5
Per common share                    $    3.36    $     3.54    $     3.92    $     3.52    $     3.01
Dividends declared                     26,804        33,896        35,923        24,870        21,370
Per common share                    $    .72 3/4 $      .92    $      .97 1/2$      .67 1/2$      .58
Dividends paid                         35,278        32,791        28,554        24,870        21,370
Per common share                    $     .95 3/4$      .89    $      .77 1/2$      .67 1/2    $  .58

Financial Position
Working capital                     $ 934,495    $  873,613    $  846,839    $  817,450    $  756,699
Ratio of current assets to
  current liabilities                    6.13          4.65          4.63          4.88          4.52
Receivables, net                      667,600       644,633       625,199       588,510       548,132
Inventories                           393,304       393,319       362,037       332,175       306,516
Property and equipment, net
(includes capitalized leases)         444,696       408,229       355,438       310,486       294,846
Total assets                        1,596,630     1,548,438     1,451,752     1,353,357     1,279,112
Long-term debt                        207,906       199,284       197,058       205,241       205,786
Retained earnings                   1,162,711     1,065,901       969,454       860,915       756,229
Stockholders' equity                1,174,132     1,077,322       980,875       872,336       767,729
Per common share                   $    31.87    $    29.24    $    26.62    $    23.68    $    20.84
Return on stockholders' equity          11.0%         12.7%         15.6%         15.8%         15.4%
Number of shares outstanding          36,844         36,844        36,844        36,844        36,845

Other Data
Capital expenditures for property
 and equipment, net                $  82,944     $  97,230     $   92,572    $   57,797    $   64,436
Depreciation                          63,158        54,478         47,541        47,141        46,833
Stores opened during year                  3             1              2             1             2
Stores acquired                            -             -              -             -             -
Stores closed during year                  1             1              1             4             -
Number of stores, at year end             82            80             80            79            82
Total square feet                     12,683        12,077         11,791        11,124        11,105
Sales per square foot(2)           $     191      $    192     $      195    $      195    $      185

All years include 52 weeks, except 1995 which includes 53 weeks.
(1) Based on average stockholders' equity at beginning and end of year.
(2) Based on stores opened for the entire year. The 1995 year is presented on a 52 week basis.

STORE DIVISIONS AND LOCATIONS

BACONS/McALPIN'S/LION/ROOT'S

     Store Locations        Shopping Centers/Malls

     Louisville, KY         Bashford Manor Mall (Bacons)
                            Shively Center (Bacons)
                            Louisville Galleria (Bacons)
                            The Mall in St. Matthew's (Bacons)
                            St. Matthew's Home Store (Bacons)
     Owensboro, KY          Towne Square Mall (Bacons)
     Lexington, KY          Lexington Mall (McAlpin's)
                            Turfland Mall (McAlpin's)
                            Fayette Mall (McAlpin's)
                            Crestview Hills, KY -
                               Crestview Hills Mall (McAlpin's)
                            Signatures Home Store (McAlpin's)
     Clarksville, IN        River Falls Mall (Bacons)
     Terre Haute, IN        Honey Creek Square (Root's)
     Cincinnati, OH         Eastgate Mall (McAlpin's)
                            Kenwood Towne Centre (McAlpin's)
                            Northgate Mall (McAlpin's)
                            Signatures Home Store -
                                 Harper's Station (McAlpin's)
                            Tri-County Mall (McAlpin's)
                            Western Hills Plaza (McAlpin's)
     Middletown, OH         Towne Mall (McAlpin's)
     Toledo, OH             Southwyck Shopping Center (Lion)
                            North Towne Square (Lion)
                            Franklin Park Mall (Lion)
                            Westgate Home Store (Lion)

CASTNER KNOTT

     Store Locations        Shopping Centers/Malls

     Nashville, TN          Galleria at Cool Springs
                            The Mall at Green Hills
                            Rivergate Mall
                            Donelson Plaza
                            Harding Mall
                            Hickory Hollow Mall
                            Bellevue Center
    Tullahoma, TN           Northgate Mall
    Florence, AL            Regency Square Mall
    Decatur, AL             Riveroaks Center
    Huntsville, AL          Madison Square Mall
    Bowling Green, KY       Greenwood Mall

GAYFERS/J.B. WHITE
    Store Locations         Shopping Centers/Malls

    Montgomery, AL          Montgomery Mall (Gayfers)
                            Eastdale Mall (Gayfers)
    Auburn, AL              Village Mall (Gayfers)
    Dothan, AL              Wiregrass Commons (Gayfers)
    Tuscaloosa, AL          McFarland Mall (Gayfers)
    Albany, GA              Albany Mall (Gayfers)
    Columbus, GA            Peachtree Mall (Gayfers)
    Jackson, MS             Metrocenter (Gayfers)
                            Northpark Mall (Gayfers)
    Hattiesburg, MS         Turtle Creek Mall (Gayfers)
    Savannah, GA            Savannah Mall (J.B. White)
    Augusta, GA             Regency Mall  (J.B. White)
                            National Hills Shopping Center
                                    (J.B. White)
    Aiken, SC               Heritage Square (J.B. White)
    Columbia, SC            Dutch Square (J.B. White)
                            Richland Mall (J.B.White)
    Greenville, SC          Greenville Mall  (J.B. White)

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

JONES/JOSLINS/HENNESSY'S/De LENDRECIE'S/GLASS BLOCK

    Store Locations         Shopping Centers/Malls

    Kansas City, MO          Downtown (The Jones Store Co.)
                             Blue Ridge Mall (The Jones Store Co.)
                             Metro North Mall (The Jones Store Co.)
                             Bannister Mall (The Jones Store Co.)
    Overland, KS             Melcalf South Shopping Center
                                  (The Jones Store Co.)
    Prairie Village, KS      Prairie Village Shopping Center
                                  (The Jones Store Co.)
    Independence, MO        Independence Center
                                  (The Jones Store Co.)
    Topeka, KS              West Ridge Mall (The Jones Store Co.)
    Denver, CO              Buckingham Square (Joslins)
                            Villa Italia Center (Joslins)
                            Westminster Mall (Joslins)
                            Southwest Plaza (Joslins)
                            Southglenn Mall (Joslins)
    Greeley, CO             Greeley Mall (Joslins)
    Longmont, CO            Twin Peaks Mall (Joslins)
    Colorado Springs, CO    Chapel Hills Mall (Joslins)
    Pueblo, CO              Pueblo Mall (Joslins)
    Cheyenne, WY            Frontier Mall (Joslins)
    Billings, MT            Rimrock Mall (Hennessy's)
    Missoula, MT            Southgate Mall (Hennessy's)
    Helena, MT              Capital Hill Shopping Center  (Hennessy's)
    Fargo, ND               West Acres Shopping Center
                                 (de Lendrecie's)
    Duluth, MN              Miller Hill Mall (Glass Block)

GROUP PRESIDENTS

Thomas N. Groh
President of Bacons, McAlpin's, Root's, and Lion
Twenty-four Stores in Kentucky, Ohio,and Indiana
Headquartered in Louisville, Kentucky

Edward A. Overbey, Jr.
President of Castner Knott
Twelve Stores in Tennessee, Kentucky, and Alabama
Headquartered in Nashville, Tennessee

Robin E. Sanderford
President of Gayfers and J.B. White
Seventeen Stores in Alabama, Georgia,Mississippi, and South Carolina Headquartered in Montgomery, Alabama

James L. Schmidt
President of The Jones Store Co., Joslins,Glass Block, Hennessy's, and de Lendrecie's
Twenty-three Stores in Missouri, Kansas, Colorado, Montana,
Wyoming, Minnesota, and North Dakota
Headquartered in Kansas City, Missouri

Michael G. Shannon
President of Gayfers and Maison Blanche
Twenty-five Stores in Florida, Louisiana, Alabama, and Mississippi Headquartered in Mobile, Alabama

Charles O. Unfried
President, Mercantile Credit Corp.Central Credit Organization
Headquartered in Baton Rouge, Louisiana

CORPORATE OFFICERS

David L. Nichols
Chairman of the Board and Chief Executive Officer

James M. McVicker
Senior Vice President and Chief Financial Officer

Randolph L. Burnette
Vice President

James D. Cain
Vice President

Louis L. Ripley
Vice President

William A. Carr
Treasurer

Kathryn M. Muldowney
Controller

Dennis F. Murphy
Secretary

DIRECTORS

   snu     H. Keith H. Brodie, M.D.
           President Emeritus of Duke University

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

   snu     Roger Milliken
           Chairman of the Board,
           Chief Executive Officer and
           Director of Milliken & Company

   sn      George S. Moore
           International Financial Consultant

           David L. Nichols
           Chairman of the Board and
           Chief Executive Officer of
           Mercantile Stores Company, Inc.

   n       Lawrence R. Pugh
           Chairman of the Board of VF Corporation

   n       Francis G. Rodgers
           Former Vice President of IBM Corporation

   u       Roger K. Smith
           Strategic Marketing Manager of
           Analog Devices, Inc.

   s Audit Committee
   n Compensation Committee
   u Nominating Committee


STOCKHOLDERINFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Wednesday, May 22, 1996at 1100 North Market Street,Wilmington, Delaware. All stockholders are cordially invited to attend.

Corporate Offices
Mercantile Stores Company, Inc.
9450 Seward Road
Fairfield, Ohio  45014
Telephone:  513-881-8000

Stock Transfer Agent, Registrar
and Dividend Distributing Agent
Harris Trust Company of New York
311 West Monroe Street, 11th Floor
Chicago, Illinois  60690
Telephone: 312-461-3309

6.7% Notes and 8.2% Debentures Trustee
Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio  45263
Telephone: 513-579-5300

Independent Accountants
Arthur Andersen LLP
425 Walnut Street
Cincinnati, Ohio  45202
Telephone:  513-381-6900

General Counsel
Curtis, Mallet-Prevost, Colt & Mosle
101 Park Avenue
New York, New York  10178
Telephone:  212-696-6000

Form 10-K Annual Report
A copy of Mercantile's 1995 Form 10-K
Annual Report as filed with the Securities
and Exchange Commission is
available upon request by writing:
Office of the Secretary
Mercantile Stores Company, Inc.
1100 North Market Street
Wilmington, Delaware  19801
Telephone:  302-575-1816