Form 10-K, Exhibit 13
period 1997-02-01
MERCANTILE STORES CO INC
filed 1997-04-30
CIK 64923

EXHIBIT  13

FRONT COVER
1996 ANNUAL REPORT
MERCANTILE STORES
"focusing on our customer"


INSIDE FRONT COVER

Table of Contents

financial highlights             page 1

chairman's letter                page 3

overview                         page 4-10

financial information            page 11-31

group presidents,
store divisions and locations    page 32-33

corporate officers               page 34

directors and
stockholder information          inside back cover




Mercantile Stores Company, Inc.
is a traditional department store retailer which, at year-end, operated 102 predominantly fashion apparel stores and 15 home fashion stores. Most of these stores are mall-based. They are located in a total of 17 states and operate under 13 different names. The stores are situated in 53 different markets and, in the majority of these markets, the Company holds the dominant general merchandise retailer position. This acceptance within the communities in which we operate essentially conforms with our Corporate strategy: To operate profitable stores in markets in which we hold a substantial competitive position and thereby produce an acceptable return for our stockholders while offering value, selection and service to our customers.
The typical Mercantile department store encompasses approximately 170,000 square feet and presents a merchandise assortment which includes apparel, cosmetics, accessories and home fashions which is tailored to appeal to the middle to upper-middle income consumer.

The Company also maintains a partnership interest in five operating shopping centers. In each of these centers, the Company operates a full-line department store and, in two of them, a home fashions unit.

Financial Highlights

                                   1996                               1995                    % change
                          Year Ending February 1, 1997      Year Ending February 3, 1996
For the year:

Retail Sales                     $  2,945,600,000               $  2,859,800,000 (a)             3.0

Income:
   Net Operating Income-
    Excluding Impairment Charge  $    128,665,000               $    123,248,000                 4.4
    Impairment Charge                  (7,200,000)                       --
Net Income                       $    121,465,000               $    123,248,000                (1.4)

Per Share Data:
   Net Income-
    Excluding Impairment Charge  $           3.50               $           3.35
    Impairment Charge                        (.20)                           --
Net Income                       $           3.30               $           3.35


At year end:

Working Capital                  $  1,017,533,000               $  1,013,576,000                 0.4
     Ratio                               4.6                            4.7

Long-Term Debt
    (including
       current maturities)       $    254,927,000               $    261,073,000                (2.4)
Debt to Capitalization Ratio            14.0%                          15.0%

Stockholders Equity              $  1,565,313,000               $  1,485,113,000                 5.4

Book Value Per Share             $          42.48               $          40.31                 5.4

(a) Fiscal 1995 included 53 weeks. Retail sales for 1995, however, are shown on a comparable 52-week basis. Income and per share data for 1995 are as reported.

(Picture: Chairman of the Board - Mercantile Stores Company, Inc.)

  "our most important


       constituency


   is our


       customers"

Dear Shareholders,

From the onset, we knew that 1996 was going to be a challenging year. We were opening five new stores, the largest single new-store growth in the history of Mercantile. In addition, we were facing a very promotional and competitive environment. Like the rest of the retail industry, we were being confronted with an abbreviated calendar for the all-important Christmas holiday season. In spite of this, we were determined not to lose any market share.

Our associates took on these challenges with enthusiasm, and their efficient execution of our programs produced better than satisfactory results for the first three-quarters of the fiscal year. For these first nine months, FIFO earnings from our core retail business increased 24%. Then, the difficult reality of the 1996 calendar and the promotional environment set in.

Experience has taught us that, traditionally, when the comparative Christmas selling period is shortened by a later Thanksgiving, holiday business suffers vis-a-vis the preceding year. The 1996 year was no exception. Recognizing this calendar phenomenon, we planned the fourth quarter conservatively and, actually, exceeded our sales goal. We had, in fact, retained our market share, but had done so at a price. Margins, driven by accelerated promotional intensity designed to curry the favor of an increasingly sale-oriented consumers in the condensed holiday period, eroded. This was a principal contributor to our less-than-satisfactory results for the quarter.

Based on the strength of the first nine months, however, we did record a 4.4% increase in net income for the year as profit per share increased to $3.50 (excluding a mandated 20 cent per share accounting charge in the first quarter) from the $3.35 posted in 1995. On a FIFO basis of inventory valuation, net income increased 9% over the prior year.

Although disappointing, the under-performing fourth quarter should not diminish many of the positives that evolved during 1996.
Among these were:

         One million square feet, the largest square footage addition (excluding acquisitions) in the history of your Company and five new stores were added to our retail format.

         In its first full year of operation, our Credit Center met its goal in spite of the sudden and unanticipated, nationwide deterioration in the consumer credit environment.

         Dedicated "brand teams" were established and charged with the objective to increase private label merchandise business by 50% by the turn of the century. These private lines, as personified in such well-established and accepted names as 955 Originals(TM), 955 Kids(TM), and Laura Gayle(TM), are targeted at our most important core customer--the middle to upper-income consumer.

         During the year, we completed a multi-year project to centralize the merchandising of our cosmetics business. Cosmetics is the cornerstone of the retail presence in the emporium which is known as a department store. This bellwether business now constitutes almost 10% of our total volume.

         Significant advancements and cost efficiencies were made in the area of distribution center management and logistics.

Our managerial philosophy continually focuses on offering quality, value and convenience to our customers. In addition, as we have attempted to depict in the following, non-financial pages of this Report, there are aspects of our business which set us apart and serve to capture the emotion and favor of our customers. In that respect, we are hearty endorsers of the new buzz word which has surfaced in our business, "Retail-tainment." Essentially, this means turning the shopping experience from one which is devoid of emotion and characterized by sameness into one which buoys the mood and entertains. Simply put, the essence of retail-tainment is to infuse fun and desire back into the shopping experience--an activity which, at times, has become dull and burdensome.

To the consumer, fun can be as pragmatic as finding the right product in the right size at the right price. In can also be, as the following pages illustrate, as satisfying as a day of pampering in a state-of-the-art, in-store spa... or as exciting as enjoying a cup of cappuccino in the midst of new and exciting home merchandise presented in a Market Centre(TM).

Thanks to the dedicated efforts of our 34,276 full and part-time associates, significant achievements were made during the past year. In 1997, we shall continue in our efforts to create points of value and differentiation for our most important constituency--our customers. In these endeavors, we value, most highly, the continuing support of our vendor partners and the cooperative interest of our shareholders.


                                       David L. Nichols

                                       Chairman of the Board

Tri-fold of Pictures

First trifold
(Pictures - Top - Hair and Nail Salon Day Spa Entrance
            Middle - Customer in thalassotherapy bath
            Lower left corner - Day Spa door crescent

The assortment palette
presented to our customers
extends far beyond traditional department store offerings. Pictured above is the elegant entranceway to the Hair & Nail Salon in the new J.B. White store in Columbiana Mall.

On the right, madame
enjoys total relaxation in
a twenty-first century thalassotherapy bath at the Day Spa in McAlpin's at Dayton Mall.

Second Trifold
(Picture - Market Centre Cafe area in Castner Knott home store in Cool Springs Mall)

After fulfilling tangible aspirations from the holistic home merchandise presentations offered in the new and innovative Market Centre(tm), our customers are invited to sample the delectable variety of coffee and pastry delights available in our home venues such as the new 30,000 square foot Castner Knott home store in Cool Springs Mall.

Third Trifold
(Picture - Top - Cosmestic area in J. B. White Store,
           Bottom - Active wear department)

Exciting activewear and a wide, and attractively displayed, assortment of cosmetics and fragrances have made Mercantile the leading purveyor of these goods in the communities we serve.

(Picture - Top - Electronic gift cards, Birthday, Wedding and Personal)

innovation . . .
In the first quarter of 1997, new electronic gift cards were introduced in all stores extending to our customers an easy-to-use replacement for the cumbersome, paper certificates which are still in vogue in most retail establishments.

(Picture - Bottom - Personal Shopping Area)

and service . . .
More than 200 enthusiastic and knowledgeable Personal Shoppers stand at the ready, on a no-cost basis, to make shopping experiences more convenient and enjoyable.

Upper Left Hand Corner
Kathy Robinson (below), Director of Product Development, and her staff are constantly engaged in figuratively, "pushing the envelope" - discovering innovative, ahead-of-the-curve, value-oriented merchandise to sate our customers' fashion appetites.

(Picture of Director of Product Development)

Upper Right Hand Corner
(Picture - Corporate General Merchandising Managers)

Corporate General Merchandise Managers, who combine over 100 years of retailing experience at both field and central levels, inspire buyers to bring newness and excitement to the attention of our customers.

Left to right: Greg Brandjord, Mike Pearson, Marty Richner and David Zant are dedicated to their primary agenda-satisfying the customer.

Lower Left Hand Corner

Logistics means the ability to bring merchandise to our customers as quickly and cost-efficiently as possible. To emphasize the significance of this important function, the Company has identified a new merchandising logistics team.
Pictured below is  Jim Frede, President of Mercantile Stores Logistical Network.

(Picture - President of Mercantile Stores Logistical Network)

Lower Right Hand Corner

(Picture - Marketing Staff)
Marketing, be it print or electronic, is the principal means by which we present our values to our customers.

Marketing Director, Michael DeStefano, and his staff review a draft of a Fall Magalog.

Top Part of Page
(Picture -  "955 Originals(TM) Merchandise, and
             Private Label Product Team).

During the year, brand teams, combining the exuberance of youth and the wisdom of experience, were established and charged with the mission of creating product, value, and differentiation which would drive our private label business toward 18% by the turn of the century.
Left to right: Rebecca Reeder, Paul Moore, and Kathy Hoopes review a new product concept.

Bottom Part of Page
(Picture - "955 Originals(TM)" Juniors department at Colombiana Mall,
            J.B. White Store).

The Juniors Department at the new Columbiana Mall J.B. White store in Columbia, South Carolina reflects, as a visual wall display, one of our most successful private label offerings-955 Originals(TM).

During 1996, five new stores, entailing almost 900,000 square feet, were added to the Company's portfolio. Combined with minor expansions, totaling 100,000 square feet, this represented the largest square footage addition in the history of the Company.

(Picture - of Dayton McAlpin's Store)
McAlpin's at Dayton Mall in Dayton, Ohio - 212,000 square feet

(Picture - of Orlando West Oaks Mall Gayfers Store)
Gayfers in West Oaks Mall in Orlando, Florida - 217,000 square feet

(Picture - Castner Knott Murfreesboro Store)
Castner Knott in Murfreesboro, Tennessee - 110,000 square feet

Management's Discussion and Analysis

Results of Operations
Revenues in 1996 increased 2.9% to $3 billion. Sales from retail operations were $2.9 billion, an increase of 1.9% over 1995. Comparable retail sales increased by 1.3%. However, the 1995 fiscal year consisted of 53 weeks. The percentage changes in total and comparable retail sales, on an equalized 52-week basis, were as follows:

                                    1996        1995          1994
Total retail sales                   3.0%        1.5%          3.3%
Comparable retail sales              2.4%        1.2%          1.7%

Finance charges, which are a component of revenues, increased to $85 million in 1996 from $52 million in 1995. The increase in finance charge revenue was attributable to changes in the servicing of the Company's private label credit program in mid-1995, as discussed in Note 4 of Notes to Consolidated Financial Statements.

Net Income for 1996, excluding the impact of an impairment charge, increased 4.4% to $129 million, or $3.50 per share, from the $123 million, or $3.35 per share, reported in the prior year. As discussed in Note 2 of Notes to Consolidated Financial Statements, reported net income for 1996 has been reduced by a first quarter charge of $7.2 million ($12 million pre-tax), or $.20 per share, to recognize the requirements of Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

Fiscal 1995 net income increased 19.2% to $123 million, or $3.35 per share, from the $103 million, or $2.81 per share, earned in fiscal 1994. Net income for 1994 included charges amounting to $4.1 million, or $.11 per share, for a consolidation provision and the impact of an accounting postemployment benefits.

The last-in, first-out (LIFO) method of inventory valuation also impacts the comparison of results for each of the past three fiscal years. Net income for 1996 includes a LIFO charge of $4.8 million, or $.13 per share, contrasted with a LIFO credit in 1995 of $.3 million, or $.01 per share and a credit in 1994 of $3.9 million, or $.11 per share.


The following summary presents an analysis of net income for the past three fiscal years:

                                               1996                    1995                 1994
(in millions, except per share data)      Amount   Per Share     Amount    Per Share   Amount   Per
Share

Net income before LIFO, non-recurring
 items and accounting change              $ 133.4  $3.63         $ 122.9   $3.34       $ 103.6   $2.81

LIFO (charge)/credit                         (4.8)  (.13)            0.3     .01           3.9     .11

Impairment charge                            (7.2)  (.20)             -      -              -      -

Consolidation provision                        -      -               -      -            (3.0)   (.08)

Accounting change                              -      -               -      -            (1.1)   (.03)
                                           ______  ______         ______   ______      _________  ______

Net income                                $ 121.4  $3.30         $ 123.2   $3.35       $ 103.4   $2.81


Cost of Goods Sold (COGS) in the retail industry traditionally includes certain occupancy and buying costs which are not directly associated with the cost of merchandise. Occupancy expenses so classified include depreciation, rent, utilities and real estate taxes; buying costs, in this respect, include the payroll and travel expenses of the corporate central buying and merchandise planning functions.

In 1996, COGS, as a percent of revenues, decreased by 0.2% from the prior year. Excluding the impact of finance charge revenue and the application of the LIFO method, COGS increased approximately 0.2% from 1995. Merchandise margins improved by 0.2% as higher initial markup was partially offset by an increase in markdowns. Costs associated with lower margin leased department sales increased by 0.2% (leased department sales increased by 10% for the year) and shrinkage expense also increased by 0.2%.

In 1995, COGS, excluding finance charge revenue and the application of the LIFO method, improved approximately 0.6% over the previous year. Merchandise margins improved by 0.4% and shrinkage expense decreased 0.5%. These improvements were partially offset by a 0.3% increase in costs associated with lower margin leased department sales (leased department sales increased by 12% in 1995).

The Company utilizes the LIFO method to value all of its retail inventory and in its calculations applies the inflation indices produced by the Bureau of Labor Statistics. The impact of LIFO on COGS, as a percent to retail sales, was:

                                        1996           1995            1994
Cost of goods sold                      71.7%          71.2%          71.6%
LIFO credit/(charge)                     (.3)            -              .2
Cost of goods sold (excluding LIFO)     71.4%          71.2%          71.8%

Operating Expenses - Selling, general and administrative expenses (SG&A), as a percent to revenues, decreased 0.1% to 23.2% in 1996. Payroll and payroll related expenses decreased by 0.2% and were partially offset by increases in other operating expenses, primarily marketing costs and expenses incurred in connection with the full year operation of the credit center.

In 1995, SG&A expenses, as a percent of revenues, increased 1.1% to 23.3%. This increase was attributable primarily to costs associated with the Company's assumption of full responsibility for managing its private label credit program at the end of the 1995 second quarter. The most significant credit related cost was bad debt expense, including the initial establishment of a bad debt reserve, which increased SG&A by 0.6%. The remaining increase was attributable mainly to payroll costs and marketing expenses.

In 1994, the Company recorded a $5 million pre-tax provision for the consolidation of the Joslins division, centered in Denver, Colorado with the Jones Store Company division, headquartered in Kansas City, Missouri. The provision covered severance pay, early retirement costs and relocation costs.

Interest Expense and Income (combined) decreased $4 million and $9 million in 1996 and 1995, respectively. The 1996 decrease was due primarily to a combination of increased interest income earned on higher levels of invested cash during the first eight months of the year and higher levels of capitalized interest attributable to a historic high in new store construction. The decrease in 1995 primarily resulted from the mid-year scheduled payments of $110 million of mortgages and senior notes.

Other Income decreased approximately $12 million in 1996 and $6 million in 1995. The decline in both periods was attributable primarily to changes in the servicing of the Companys private label credit program, as discussed in Note 4 of Notes to Consolidated Financial Statements. Prior to August 1, 1995, the Company's share of finance charge revenue earned under servicing agreements was classified as a component of other income. Subsequent to that date, finance charge revenue recorded on customer accounts serviced by the Company has been classified as a component of revenues. Other income in 1995 also included a gain of $6 million from the sale of an equity investment in an unaffiliated company.

Impairment Charge - During the first quarter of 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for
Long-Lived Assets to Be Disposed Of, which addresses the identification and measurement of asset impairments and requires the recognition of impairment losses on long-lived assets when carrying values exceed expected future cash flows. The application of this new accounting standard resulted in a pre-tax impairment charge of $12 million to write down the carrying value of certain operating stores to their estimated fair value.

The Effective Income Tax Rate has been relatively consistent for the periods presented and was 39.7% in 1996, 39.8% in 1995 and 39.5% in 1994.

Liquidity and Capital Resources - Cash flow from operating activities amounted to $144 million in 1996, compared to $187 million in 1995 and $169 million in 1994. The decrease in 1996 was attributable primarily to an increase in working capital requirements, particularly those associated with accounts receivable, partially offset by an increase in non-cash charges (including a
 $12 million impairment charge related to the adoption of SFAS No. 121). The 1995 increase was due to an improvement in net income and a decrease in working capital requirements, partially offset by a reduction in non-cash charges.

Accounts receivable increased by $14 million in 1996, primarily as a result of a $12 million increase in net customer receivables. Private label credit sales increased by 2% in 1996 and represented approximately 38% of total retail sales, essentially the same percentage as in 1995. In 1994, private label credit sales accounted for approximately 40% of total retail sales. In addition to the lower level of private label credit sales, the $46 million decline in accounts receivable in 1995 was attributable to the change in the Company's private label credit program including the initial establishment of a bad debt reserve and the elimination of the annual revenue sharing settlement.

Year-end inventories increased by $37 million, with approximately two-thirds of the increase representing the inventory requirements for the five new department stores opened in the latter part of 1996.

Capital expenditures amounted to $134 million in 1996, versus $101 million in 1995 and $94 million in 1994. The increase in 1996 was attributable primarily to the requirements for the five new department stores.

Net cash used for financing activities was $47 million in 1996, which was relatively consistent with the $44 million expended in the prior year. The difference was due primarily to an increase in dividends paid. In 1994, cash requirements for financing activities amounted to $159 million. The higher requirement in that year was due to $110 million of principal payments on debt assumed in a 1992 acquisition.

Historically, the Company has been able to satisfy its short-term financing requirements primarily through the use of internally generated funds.
In addition, the Company has in place a committed, unsecured $200 million revolving credit facility with a syndicate of seven banks which expires in August, 2000. Interest rates on borrowings are based, at the Company's option, on either the banks best rates under a competitive bidding environment or a predefined spread over the appropriate LIBOR rate.
The Company also has available uncommitted lines of credit totaling
$20 million. Maximum short-term borrowings were $43 million in 1996, $3 million in 1995 and $69 million in 1994. The weighted average interest rate on short-term borrowings was 6.0% in 1996, 5.9% in 1995 and 5.4% in 1994. No borrowings were outstanding under any of these facilities at the end of the last three fiscal years.

The Company is committed to maintaining a strong financial position and that firmness is best exemplified through the constant stability of its balance sheet. A significant barometer of the Company's financial strength is its debt to capitalization ratio, which was 14% at the end of 1996--one of the lowest ratios in the retail industry. Our long-term debt ratings of A+ and A1 by Standard & Poors Corporation and Moodys Investors Services, Inc., respectively, are among the highest awarded in the retail industry.

Expansion and Capital Expenditures - During 1996, the Company opened five new department stores, three home fashion units and completed the remodeling of nine existing stores. The new units and minor expansions added a total of approximately 1,000,000 square feet to the Company's base and represented the largest square footage addition (other than by acquisition) in its history. The new department stores opened during the year (listed by size) were:

Operating Unit                       Location                 Square Feet
Gayfers                           Orlando, Florida               217,000
McAlpins                          Dayton, Ohio                   212,000
J.B. White                        Columbia, South Carolina       186,000
J.B. White                        Spartanburg, South Carolina    158,000
Castner Knott                     Murfreesboro, Tennessee        110,000


Capital expenditures for 1997 are estimated at $134 million, consistent with 1996. It is anticipated that these expenditures will be funded through a combination of existing working capital and internally generated funds.
Two new stores will be opened during the year and both will be located in new malls in existing markets--a 200,000 square foot Joslin's store in Denver, Colorado and a 206,000 square foot Maison Blanche store in Baton Rouse, Louisiana.

Benefit Program

The Company offers a comprehensive benefit program to its eligible associates including pension and profit sharing plans as well as health, disability and life insurance programs.

The Pension Plan, established in 1945, has been funded entirely by Company contributions. All associates who meet the eligibility requirements (one year of service and attainment of age 21) are enrolled in the Plan. Members are 100% vested in their accrued benefits upon completing five years of service after age 18. At the end of the 1996 fiscal year, there were approximately 29,000 Pension Plan members, including retirees. The market value of Plan assets was $401 million.

All associates who are enrolled in the Pension Plan are eligible to participate in the Savings, Profit Sharing and Supplemental Retirement Plan. During
1996, members in this Plan had the option to have the Company deposit up to 14% of their earnings into the Plan, on a before-tax basis, to the extent permitted by IRS Code Section 401(k). Associates can elect to have their contributions invested in a balanced fund, an equity fund, insurance company contracts or any combination of these funds.

As explained in Note 8 of Notes to Consolidated Financial Statements, the Company makes an annual contribution to the Plan based upon its pre-tax income, as defined. For the latest year, the Company's contribution amounted to $10.3 million, or approximately $.61 for each $1.00 deposited, before-tax, by a member up to 6% of compensation.

All members employed as of February 1, 1993 are 100% vested in the Company's contribution as soon as it is credited to their accounts. All members employed after February 1, 1993 vest in Company contributions according to a 3 to 7 year vesting schedule. Members can elect to invest the Company's annual contribution in a balanced fund, an equity fund, insurance company contracts, or Mercantile Stores common stock. Members who have an investment in Mercantile Stores common stock at year-end may, in confidence, direct the Trustee, The Northern Trust Company, to vote their shares at the Annual Meeting of Stockholders. At February 1, 1997, the Trustee was holding 1,318,717 shares of Mercantile stock, or 3.6% of the total outstanding shares, for the benefit of Plan members. Plan assets at year-end totalled $530 million, at market value.

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

Market and Dividend Information

For the fiscal year         1996                                         1995
                    Market          Dividends                   Market             Dividends
Quarter        High      Low     Declared   Paid            High       Low      Declared    Paid
First         $62 5/8   $44 1/4    $ .55    $ .26 1/2      $46 5/8     $39 3/4   $ .52      $ .25 1/2
Second         67        57 1/8      -        .28 1/2       49 5/8      42 5/8     -          .26 1/2
Third          59 3/8    47          .57      .28 1/2       48 3/8      42 3/4     .53        .26 1/2
Fourth         54        47 7/8      -        .28 1/2       49 3/8      44 1/4     -          .26 1/2
                                   $1.12    $1.12                                $1.05      $1.05

The Company's common stock is traded on the New York Stock Exchange
(NYSE symbol - MST). The number of stockholders at February 1, 1997 was 9,292.

On April 17, 1997, the Board of Directors approved an increase in the quarterly dividend from $.281/2 to $.30 per share. This increase, payable on June 13, 1997 to holders of record on May 30, 1997, converts to an indicated annual dividend of $1.20 per share.

Statement of Management's Responsibility for Financial Statements

The management of Mercantile Stores Company, Inc. has prepared the consolidated financial statements and related financial information contained in this Annual Report. Management is responsible for the integrity of the financial statements and other financial information included and for ascertaining that the data accurately reflect the financial position and results of operation the Company. Financial statements are prepared in conformity with generally accepted accounting principles, applying certain informed estimates and judgments as required.

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

Arthur Andersen LLP, independent public accountants, have been engaged to render an objective, independent professional opinion on the fairness of reported operating results and financial condition. They consider the Company's internal control structure in determining the nature, timing and extent of the audit procedures they deem necessary to reach and express an opinion on the fairness of the financial statements.

The Board of Directors pursues its responsibility for the Companys financial statements through its Audit Committee which is comprised solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent public accountants, management, and the internal auditors. The independent public accountants have direct access to the Audit Committee, with or without the presence of management representatives, to discuss the scope and results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

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


    David L. Nichols                            James M. McVicker
    Chairman of the Board                       Senior Vice President and
                                                Chief Financial Officer



Report of Independent Public Accountants

To the stockholders and Board of Directors of Mercantile Stores Company, Inc.:

We have audited the accompanying consolidated balance sheets of Mercantile Stores Company, Inc. (a Delaware corporation) and subsidiaries as of February 1, 1997 and February 3, 1996, and the related statements of consolidated income and retained earnings and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Stores Company, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

As explained in Notes 2 and 8 to the Consolidated Financial Statements, the Company changed its method of accounting for long-lived assets effective February 4, 1996 and its method of accounting for postemployment benefits effective January 30, 1994.

    Cincinnati, Ohio                          Arthur Andersen LLP
    April 1, 1997

Statements of consolidated income and retained earnings

(in thousands, except per share data)     1996           1995           1994

Revenues                             $ 3,030,822    $ 2,944,324    $ 2,819,837
Costs, Expenses, and Other Income:
Cost of goods sold (including
 occupancy and central
 buying expenses)                      2,113,022      2,059,753      2,020,264

Selling, general and
 administrative expenses                 702,862        686,924        625,726
Interest expense                          16,451         19,558         28,118
Interest income                           (5,665)        (5,087)        (4,592)
Other income                              (9,400)       (21,404)       (27,571)
Impairment charge                         12,000           -              -
Provision for consolidation                 -              -             5,000
                                       ---------      ---------      ---------
                                       2,829,270      2,739,744      2,646,945

Income before Provision for
 Income Taxes                            201,552        204,580        172,892
Provision for Income Taxes:
    Current                               82,951         80,239         65,848
    Deferred                              (2,864)         1,093          2,527
                                       ---------      ---------      ---------
                                          80,087         81,332         68,375
Income before cumulative effect
 of accounting change                    121,465        123,248        104,517
Cumulative effect of
 accounting change
    for postemployment benefits
   (net of income taxes of $700)            -              -            (1,100)
                                       ---------      ---------      ---------
Net Income                           $   121,465   $    123,248    $   103,417
                                       =========      =========      =========
Retained Earnings at Beginning
 of Year                               1,473,692      1,389,130      1,323,294
Dividends Declared                        41,265         38,686         37,581

Retained Earnings at End               ---------      ---------      ---------
 of Year                             $ 1,553,892   $  1,473,692    $ 1,389,130
                                       =========      =========      =========
Net Income per Share:
Income before cumulative effect
 of accounting change                $      3.30   $      3.35     $      2.84
Cumulative effect of accounting
 change                                      -             -             (0.03)
                                       ---------      ---------      ---------
Net Income per Share                 $      3.30   $      3.35     $      2.81
                                       =========      =========      =========
See Notes to Consolidated Financial Statements

Consolidated balance sheets

(in thousands)                       February 1, 1997        February 3, 1996

Assets
Current Assets:
Cash and cash equivalents            $   128,115             $   161,893
Receivables:
    Customer, net                        571,336                 559,544
    Other                                 16,851                  15,078
Inventories                              560,666                 523,573
Deferred income taxes                     13,009                  12,248
Other current assets                      13,325                  14,048
                                       ---------               ---------
    Total Current Assets               1,303,302               1,286,384
Prepaid Pension and Other
 Noncurrent Assets                       100,994                  87,107
Property and Equipment:
    Land                                  40,663                  37,400
    Buildings and improvements           783,825                 733,785
    Fixtures                             251,502                 292,349
    Leased property                       62,018                  62,018
                                       ---------               ---------
                                       1,138,008               1,125,552
    Accumulated depreciation            (399,801)               (424,319)
                                       ---------               ---------
Property and equipment, net              738,207                 701,233
                                       ---------               ---------
Total Assets                         $ 2,142,503             $ 2,074,724
                                       =========               =========
See Notes to Consolidated Financial Statements

(in thousands)                       February 1, 1997        February 3, 1996

Liabilities and Stockholders Equity
Current Liabilities:
Current maturities of long-term debt $    25,017             $     6,147
Accounts payable                         112,485                 106,645
Taxes other than income                   18,876                  21,352
Other current liabilities                 62,438                  69,546
Accrued income taxes                      39,128                  40,533
Accrued payroll                           27,825                  28,585
                                       ---------               ---------
  Total Current Liabilities              285,769                 272,808
Long-term Debt                           229,910                 254,926
Due to Affiliated Companies               24,737                  25,106
Deferred Income Taxes                      5,685                   6,867
Other Long-term Liabilities               31,089                  29,904
Stockholders Equity:
Common stock - $.14 2/3 par value,
authorized and issued 36,887,475 shares,
outstanding 36,844,050 (after deducting
43,425 treasury shares)                    5,403                  5,403
Additional paid-in capital                 6,018                  6,018
Retained earnings                      1,553,892              1,473,692
                                       ---------              ---------
Total Stockholders Equity              1,565,313              1,485,113

Total Liabilities and Stockholders     ---------              ---------
 Equity                              $ 2,142,503             $2,074,724
                                       =========              =========

Statements of consolidated cash flows

(in thousands)                          1996          1995         1994

Cash Flows from Operating Activities:
 Net Income                          $ 121,465     $ 123,248     $ 103,417
 Adjustments to reconcile net income
 to net cash provided by
 operating activities:
    Depreciation and amortization       83,661        88,714        93,540
    Deferred taxes                      (2,864)        1,093         2,527
    Net (gain) loss on
     disposition of property              (157)       (5,916)        1,250
    Provision for consolidation           -             -            5,000
    Impairment charge                   12,000          -             -
    Cumulative effect of
     accounting change                    -             -            1,100
    Equity in unremitted earnings
     of affiliate                         (598)       (1,453)         (206)
    Net pension benefit                (12,851)      (14,667)      (15,653)
 Changes in working capital:
    Change in inventories              (37,093)      (54,791)      (43,290)
    Change in accounts receivable      (13,565)       45,616        14,876
    Change in accounts payable           5,840       (15,022)        5,551
    Change in other working
     capital items                     (11,349)       20,416         1,309
Net cash provided by                 ---------     ---------     ---------
  operating activities                 144,489       187,238       169,421

Cash Flows from Investing Activities:
 Cash payments for property
   and equipment                      (133,861)     (101,202)      (93,639)
 Proceeds from sale of property          2,777         5,982         1,550
 Net change in other noncurrent
   assets and liabilities                  229          (466)          997
                                     ---------     ---------     ---------
Net cash used in investing activities (130,855)      (95,686)      (91,092)

Cash Flows from Financing Activities:
 Payments of long-term debt             (6,147)       (5,210)     (121,055)
 Dividends paid                        (41,265)      (38,686)      (37,581)
                                     ---------     ---------     ---------
Net cash used in financing activities  (47,412)      (43,896)     (158,636)
Net (Decrease) Increase in Cash and  ---------     ---------     ---------
 Cash Equivalents                      (33,778)       47,656       (80,307)
Cash and Cash Equivalents at
 Beginning of Year                     161,893       114,237       194,544
Cash and Cash Equivalents at         ---------     ---------      --------
 End of Year                         $ 128,115     $ 161,893      $114,237
                                     =========     =========     =========
Supplemental Cash Flow Information:
 Interest paid                       $  19,950     $  20,926      $ 29,532
 Income taxes paid                   $  83,491     $  70,593      $ 68,227
       See Notes to Consolidated Financial Statements

Notes to consolidated financial statements
1. Summary of Significant Accounting Policies

A. Nature of Operations - Mercantile Stores Company, Inc. (the Company) is a conventional department store retailer engaged in the general merchandising business. The Company operates 102 department stores and 15 home fashion stores under 13 different names in a total of 17 states. A subsidiary, Mercantile Credit Corp., provides servicing for the Companys private label credit program. The Company also maintains a partnership interest in five operating shopping center ventures and one land ownership venture.

B. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for its 33 1/3% to 50% position in the six joint ventures.

C. Fiscal Year - The Company's fiscal year ends on the Saturday nearest to January 31. All fiscal years presented consist of fifty-two weeks except 1995 which included fifty-three weeks. Fiscal year 1996 ended on February 1, 1997; fiscal year 1995 ended on February 3, 1996; and fiscal year 1994 ended on January 28, 1995. References to years relate to fiscal years rather than calendar

D. Revenues - Revenues include sales from retail operations, leased departments and finance charge revenue earned on customer accounts serviced by the Company under its private label credit program. Finance charge revenue from the Company's private label credit program is recognized in the period in which it is earned. Prior to 1995, the Company's share of finance charge revenue accrued to the Company under revenue sharing agreements with unaffiliated companies and was classified as a component of other income in the accompanying Statements of Consolidated Income and Retained Earnings.

E. Cost of Goods Sold - Cost of goods sold in the retail industry traditionally includes occupancy and buying costs which are not directly associated with the cost and eventual selling price of merchandise. Among the occupancy expenses so classified are depreciation, rent, utilities and real estate taxes. Buying costs, in this respect, include the payroll and travel expenses associat with the corporate buying and merchandise planning functions.

F. Advertising Costs - Advertising expenditures, including production costs, are expensed as incurred. In 1996, total advertising expense was $100 million, compared with $97 million in 1995, and $90 million in 1994.

G. Store Pre-opening Expenses - Store pre-opening expenses are charged to income in the year the expenses are incurred. These include advertising, occupancy, and payroll costs.

H. Cash and Cash Equivalents - For purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents. The carrying amount of cash equivalents is a reasonable estimate of fair value.

I. Customer Receivables - Customer receivables are classified as current assets and include some amounts which are due after one year, consistent with industry practice. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers and their geographic dispersion.

J. Inventories - All retail inventories are valued by the retail method and stated on the last-in, first-out (LIFO) cost basis, which lower than market. At February 1, 1997 and February 3, 1996, inventories were $38 million and $30 million lower, respectively, than they would have been had the retail method been applied using the first-in, first-out (FIFO) cost basis. During the year ended February 3, 1996, the Company changed its method of accounting for promotional markdowns for purposes of determining current costs under the FIFO basis. Due to the application of the LIFO cost method, this change in accounting method for FIFO purposes did not have a material impact on the Companys financial position and results of operations.

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

N. Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform with the classification used in the 1996 financial statements.


2. Impariment Charge
   During the first quarter of 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which addresses the identification and measurement of asset impairments and requires the recognition of impairment losses on long-lived assets when carrying values exceed expected future cash flows. The Company evaluated its investment in long-lived assets on an individual store basis. Based upon an assessment of operating results, it was determined that the carrying value of certain operating stores was impaired under the criteria defined in SFAS No. 121. As a result, the Company recorded a pre-tax impairment charge of $12 million (a net of tax impact of $7.2 million, or $.20 per share) to write down the carrying value of these assets to their estimated fair value. The fair value of these assets was based on operating projections and discounted future cash flows.



3. Provision for Consolidation
   During the first quarter of 1994, the Company recorded a $5 million charge for the consolidation of the Joslins division, centered in Denver, Colorado, with the Jones Store Company division, headquartered in Kansas City, Missouri. The provision was made to cover severance pay for the displacement of approximately 175 associates, early retirement costs for certain qualifying associates, and relocation costs. The consolidation of this operation was completed in 1994.

4. Customer Receivables
   Effective August 1, 1995, the Company terminated its servicing agreement with Citibank and assumed full responsibility for servicing its customer receivables. The servicing agreement covered substantially all of the Company's private label credit program. Prior to termination, Citibank was responsible for credit authorization, absorption of bad debts and collection of customer receivables.
   Finance charge revenue earned in 1996 and 1995 on customer accounts serviced by the Company totalled $85 million and $52 million, respectively, and is classified as a component of revenues in the accompanying Statements of Consolidated Income and Retained Earnings. Operating expenses incurred in connection with the private label credit program are included in selling, general and administrative expenses. At both February 1, 1997 and February 3, 1996, customer receivables are net of an allowance for doubtful accounts in the amount of $16 million.

5  Long-Term Debt
   The Company's long-term debt consisted of the following:
   (in thousands)                                       1996            1995
   8.2% Sinking Fund Debentures due 2022 (a)         $100,000        $100,000
   6.7% Notes due 2002 (a)                             95,000          95,000
   Industrial Revenue Bonds at rates ranging
     from 5.61% to 7.75%                                8,250           9,475
   Mortgage Note Payable                                 -                980
   Other Notes Payable                                  4,385           6,528
                                                     --------        --------
        Total                                         207,635         211,983
   Capitalized Lease Obligations                       47,292          49,090
                                                     --------        --------
                                                      254,927         261,073
   Less - due within one year                          25,017           6,147
                                                     --------        --------
   Total Long-term Debt                              $229,910        $254,926

   (a) The 6.7% notes have a mandatory annual sinking fund requirement of $19 million commencing in 1997. The 8.2% sinking fund debentures have a similar requirement of $5 million commencing in 2003.


    Maturities of long-term debt, including capitalized leases, for the next five years are as follows:

Fiscal year  (in thousands)                                       Amount
1997                                                           $  25,017
1998                                                           $  25,181
1999                                                           $  23,644
2000                                                           $  21,505
2001                                                           $  16,865


   The fair value of long-term debt, including the current portion and excluding capital lease obligations, was approximately $215 million at February 1, 1997 and approximately $225 million at February 3, 1996.
   The fair value is based on the present value of future cash flows. The discount rates used approximated the current borrowing costs for similar instruments.

6. Financing Arrangements
   The Company has a $200 million Revolving Credit Agreement (The Credit Agreement) with a syndicate of banks which expires on August 3, 2000.
   The applicable interest rate on borrowings is based, at the Company's option, on either the banks best rates under a competitive bid environment or a predefined spread (which is tied to the Company's long-term debt credit rating) over the appropriate LIBOR rate. The Credit Agreement requires the Company to comply with certain financial covenants with respect to minimum net worth and financial leverage.

   The Company also has in place additional uncommitted lines of credit in the total amount of $20 million. No fee is paid for maintaining these lines and interest on any borrowings is charged at a floating rate.

   At February 1, 1997 and February 3, 1996, there were no borrowings outstanding under The Credit Agreement or the discretionary lines. Maximum borrowings under these facilities for 1996 were $43 million, at an average interest rate of 6.0 %. During 1995, maximum borrowings were $3 million, at an average interest rate of 5.9%.

7. Income Taxes
   The provision for income taxes consisted of the following:

   (in thousands)         1996             Federal       State         Total
   Current                                $ 67,287    $ 15,664      $ 82,951
   Deferred                                 (2,325)       (539)       (2,864)
                                          --------    --------      --------
   Total                                  $ 64,962    $ 15,125      $ 80,087

    (in thousands)         1995             Federal       State         Total
   Current                                $ 66,171    $ 14,068      $ 80,239
   Deferred                                    494         599         1,093
                                          --------    --------      --------
   Total                                  $ 66,665    $ 14,667      $ 81,332

   (in thousands)         1994             Federal       State         Total
   Current                                $ 56,041    $  9,807      $ 65,848
   Deferred                                  1,781         746         2,527
                                          --------    --------      --------
   Total                                  $ 57,822    $ 10,553      $ 68,375


   The provision for income taxes is different from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows:

   (in thousands)                            1996        1995          1994
   Provision at statutory rate of 35% $ 70,543 $ 71,603 $ 60,512 State and local income tax, less
     Federal income tax benefit              9,831       9,534         6,859
   Other                                      (287)        195         1,004
                                          --------    --------      --------
   Total income tax provision             $ 80,087    $ 81,332      $ 68,375
   Effective income tax rate                39.7%       39.8%         39.5%

   The tax effects of significant temporary differences representing deferred tax assets and liabilities were as follows:

   (in thousands)   1996 1995
   Assets:
     Inventory accounting                   $     3,804      $    3,783
     Associate benefit costs                     13,309          12,675
     Interest, taxes and real estate costs       11,887          12,786
     Bad debts                                    4,845           4,875
     Capitalized leases                           4,457           4,184
     Other                                        8,384           3,237
                                            -----------      ----------
   Total deferred tax assets                     46,686          41,540
    Liabilities:
     Depreciation                                (6,455)         (7,035)
     Pension and profit sharing plan costs      (30,386)        (27,153)
     Other                                       (2,521)         (1,971)
                                           ------------     -----------
   Total deferred tax liabilities               (39,362)        (36,159)
   Total net deferred tax assets            $     7,324      $    5,381


8. Associate Benefit Plans
   The Company maintains a formal, qualified, non-contributory, defined benefit pension plan covering all associates who have met certain age and service requirements. Benefits under this plan are generally based on a career average formula. The Company funds this plan in accordance with ERISA requirements.

   As computed under the provisions of SFAS No. 87, "Employers Accounting for Pensions," components of the net pension benefit included in income before income taxes for the past three fiscal years were as follows:

   (in thousands)                         1996          1995            1994
   Service cost                       $   8,689    $    5,656     $     6,884
   Interest cost                         14,169        12,405          11,267
   Actual return on plan assets         (44,416)      (54,809)          1,723
   Amortization of transition asset      (5,043)       (5,043)         (5,043)
   Other amortization and deferral       13,750        27,124         (30,484)
                                      ---------    ----------     -----------
   Net pension benefit                $ (12,851)   $  (14,667)    $   (15,653)

   The expected long-term rate of return on assets used in determining the net pension benefit was 8.5% in all years presented.


   The funded status of the formal, qualified pension plan at February 1, 1997 and February 3, 1996, based on actuarial and plan asset information as of October 31, 1996 and 1995, was as follows:

   (in thousands)                                  1996               1995
   Actuarial present value of
      benefit obligations:
   Vested benefits                             $ 154,385          $ 154,580
   Non-vested benefits                             4,537              3,856
                                               ---------          ---------
   Accumulated benefit obligation                158,922            158,436
   Impact of future salary increases              27,629             22,126
                                               ---------          ---------
   Projected benefit obligation                  186,551            180,562
   Plan assets at fair value                     379,861            344,141
   Plan assets in excess of                    ---------          ---------
      projected benefit obligation               193,310            163,579
   Items not yet recognized in income:
   Initial transition credit which is
      being amortized over 15 years              (25,216)           (30,259)
   Subsequent net gains                          (84,395)           (62,472)
                                               ---------          ---------
   Prepaid pension benefit                     $  83,699          $  70,848
                                               =========          =========

   The actuarial present value of benefits was determined using a discount rate of 7.75% in 1996 and 7.5% in 1995. The change in the discount rate assumption caused the projected benefit obligation to decrease by approximately $6 million in 1996. The rate of compensation increase used to measure the projected benefit obligation was 5.0% in 1996 and 1995.

   The plans assets include investments in common stocks, fixed income securities, real estate investments, short-term investments, and cash. No funding activity occurred between the plan and the Company during the fourth quarter of 1996 or 1995.

   The Company contributes to qualified and non-qualified savings and profit sharing plans covering certain associates. The Company's total contribution to the qualified and non-qualified savings and profit sharing is based on 5% of pre-federal income tax FIFO profits, as defined. The Company also provides retirement benefits to certain associates through non-qualified defined benefit pension plans. The costs to the Company under these for the past three years were as follows:

   (in thousands)                         1996            1995            1994
   Savings and Profit Sharing         $  10,271        $  9,750        $  8,068
   Pension                                1,682             810           1,754
                                       --------        --------        --------
   Total                              $  11,953        $ 10,560        $  9,822


   The Company provides certain health care benefits for retired associates on a contributory basis. Current retirees and active associates who retire on or after age 60, with five or more years of service, are eligible for these benefits if they had continuous medical coverage in the five years preceding retirement. The plan does not cover retirees after Medicare eligibility Company funds these benefits as claims are incurred.

   The Company accounts for postretirement benefits under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The components of net periodic postretirement benefit cost for the last three years were as follows:


   (in thousands)                           1996           1995           1994
   Service cost earned during
    the year                           $     522      $     490       $    536
   Interest cost on projected benefit
      obligation                             776            800            770
   Net periodic postretirement         ---------      ---------       --------
      benefit cost                     $     150      $      91       $    166


   The following table sets forth the plans funded status at February 1, 1997 and February 3, 1996:

   (in thousands)                                     1996            1995
   Accumulated postretirement benefit obligation:
     Retirees                                      $  3,520        $  3,816
     Fully eligible active plan participants            216             204
     Other active plan participants                   6,279           6,372
                                                   --------        --------
                                                     10,015          10,392
     Unrecognized net gain from changes in
         plan and assumptions                         5,490           6,422
     Unrecognized prior service cost                  5,301           4,968
                                                   --------        --------
     Accrued postretirement benefit cost            $20,806         $21,782

   For measurement purposes, the following assumptions were used to project changes in the accumulated postretirement benefit obligation for 1996 and 1995:

                                                    1996             1995
   Discount rate                                    7.75%             7.5%
   Health care cost trend rate                 8.00% to 5.0%     8.75% to 5.0%
   Years to ultimate trend                           8                 9

   The health care cost trend rate affects the amounts reported. To illustrate, increasing the assumed health care cost trend rate by percentage point in each year would increase the accumulated postretirement benefit obligation by $.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $.1 million.

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

9. Leases
   The Company leases certain stores, warehouse facilities and equipment under operating leases. The majority of these leases will expire within the next 20 years. the leases usually contain renewal options and provide for payment by the lessee of real estate tax and other expenses, and, in certain instances, increased rentals based on percentages of sales.

   Future minimum lease payments under noncancelable leases as of February 1, 1997 were as follows:

   Fiscal Year      (in thousands)       Capital      Operating        Total
   1997                                $   6,232      $  24,344    $  30,576
   1998                                    6,117         23,657       29,774
   1999                                    6,060         22,017       28,077
   2000                                    6,060         20,124       26,184
   2001                                    5,955         19,055       25,010
   Thereafter                             65,098        112,123      177,221
                                        --------       --------     --------
       Total minimum lease payments    $  95,522       $221,320    $ 316,842

   Less:  Executory costs                   (211)
          Interest                       (48,019)
   Present value of net                  --------
     minimum lease payments            $  47,292

   Rent expense consisted of the following:

   (in thousands)                         1996          1995           1994
   Minimum rentals                   $  23,993     $  23,305      $  23,840
   Contingent rentals
      (based on % of sales)              7,080         7,269          5,328
                                      --------      --------       --------
                                     $  31,073     $  30,574      $  29,168

10. Contingencies
    The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

Quarterly results

(unaudited in thousands, except per share data)

February 1, 1997                   1st Quarter     2nd Quarter    3rd Quarter  4th Quarter  Total
Revenues                           $   655,409     $   659,527    $   727,741  $   988,145  $ 3,030,822
Costs, Expenses, and Other Income:
Cost of goods sold                     452,969         467,927        495,379      696,747    2,113,022
Selling, general and
  administrative expenses              168,251         168,112        180,814      185,685      702,862
Interest expense, net                    2,414           2,222          2,387        3,763       10,786
Other income                            (2,314)         (2,755)        (2,590)      (1,741)      (9,400)
Impairment charge                       12,000            -              -            -          12,000
                                       633,320         635,506        675,990      884,454    2,829,270
Income before provision for
  income taxes                          22,089          24,021         51,751      103,691      201,552
Provision for income taxes               8,818           9,587         20,663       41,019       80,087
Net Income                         $    13,271     $    14,434    $    31,088  $    62,672  $   121,465

Net income per share               $       .36     $       .39    $       .85  $      1.70  $      3.30


February 3, 1996                    1st Quarter     2nd Quarter    3rd Quarter  4th Quarter  Total
Revenues                           $   602,858     $   642,448    $   694,765  $ 1,004,253  $ 2,944,324
Costs, Expenses, and Other Income:
Cost of goods sold                     427,006         468,917        470,813      693,017    2,059,753
Selling, general and
   administrative expenses             159,994         165,423        173,859      187,648      686,924
Interest expense, net                    3,976           3,938          3,265        3,292       14,471
Other income                            (4,682)         (6,654)        (1,792)      (8,276)     (21,404)
                                       586,294         631,624        646,145      875,681    2,739,744
Income before provision
   for income taxes                     16,564          10,824         48,620      128,572      204,580
Provision for income taxes               6,613           4,321         19,410       50,988       81,332
Net income                        $      9,951     $     6,503    $    29,210  $    77,584  $   123,248
Net income per share              $        .27     $       .18    $       .79  $      2.11  $      3.35

Five-year selected financial data

(dollars in thousands,
   except per share data)             1996           1995           1994        1993         1992
Operating Results
Revenues                           $3,030,822     $2,944,324     $2,819,837  $2,729,928   $2,732,041
Retail sales                        2,945,606      2,892,083      2,819,837   2,729,928    2,732,041
Cost of goods sold                  2,113,022      2,059,753      2,020,264   1,960,914    1,927,149
Selling, general and
   administrative expenses            702,862        686,924        625,726     627,391      641,573
Interest expense, net                  10,786         14,471         23,526      30,948       32,365
Other income                           (9,400)       (21,404)       (27,571)    (33,003)     (29,145)
Impairment charge                      12,000           -              -           -            -
Provision for consolidation
     /relocation                         -              -             5,000        -          17,000
Income before provision for
 income taxes                         201,552        204,580        172,892     143,678      143,099
Percent to revenues                       6.7            6.9            6.1         5.3          5.2
Provision for income taxes             80,087         81,332         68,375      57,039       56,262
Income before extraordinary
  charge and cumulative effect
  of accounting changes               121,465        123,248        104,517      86,639       86,837
Net income                            121,465        123,248        103,417      89,739       69,087
  Per common share
  Net income                       $   3.30       $     3.35     $    2.81   $     2.44   $     1.88
  Dividends                        $   1.12       $     1.05     $    1.02   $     1.02   $     1.02
  Stockholders equity              $  42.48       $    40.31     $   38.01   $    36.23   $    34.81

Financial Position
Working capital                    $1,017,533     $1,013,576     $ 957,030   $  902,268   $  992,153
  Current ratio                            4.6           4.7            4.7         3.5          4.6
Receivables, net                       588,187       574,622        620,238     635,114      613,708
Inventories                            560,666       523,573        468,782     425,492      422,819
Property and equipment, net
  (includes capitalized leases)        738,207       701,233        688,806     691,502      680,933
Total assets                         2,142,503     2,074,724      1,981,729   2,031,982    2,007,868
Long-term debt (includes
  capitalized lease obligations)       229,910       254,926        261,187     271,965      390,258
Debt to capitalization ratio              14.0          15.0           16.0        22.5         24.4
Retained earnings                    1,553,892     1,473,692      1,389,130   1,323,294    1,271,136
Stockholders equity                  1,565,313     1,485,113      1,400,551   1,334,715    1,282,557

Other Data
Capital expenditures for property  $  133,861     $  101,202     $   93,639  $  106,210   $  110,638
  and equipment
Depreciation                           83,661         88,714         93,540      93,455       94,036
Department stores
  Opened                                 5              -              3           2            1
  Acquired                               -              -              -           -            16
  Closed                                 -              3              2           1            -
Number of department stores,
   at end of year                        102            97             100         99           98
Home fashion stores
  Opened                                 3              1              3           1            -
  Closed                                 -              -              -           -            1
Number of home stores, at end of year    15             12             11          8            7
Total square feet                      17,282         16,300         16,484      16,212       15,850
Sales per square foot (1)           $     177     $      177      $     173  $      169   $      174

    All years include 52 weeks, except 1995 which includes 53 weeks.
(1) Based on stores opened for the entire year. The 1995 year is presented on a 52 week basis.

Group presidents
   Store divisions and locations

Mercantile East
Bacons/McAlpin's/Lion/Roots

Store Locations                   Shopping Centers/Malls
Louisville, KY                    Bashford Manor Mall (Bacons)
                                  Bashford Manor Home Store (Bacons)
                                  Shively Center (Bacons)
                                  Louisville Galleria (Bacons)
                                  The Mall in St. Matthews (Bacons)
                                  St. Matthews Home Store (Bacons)
Owensboro, KY                     Towne Square Mall (Bacons)
Lexington, KY                     Lexington Mall (McAlpin's)
                                  Turfland Mall (McAlpin's)
                                  Turfland Mall Home Store (McAlpin's)
                                  Fayette Mall (McAlpin's)
Crestview Hills, KY               Crestview Hills Mall (McAlpin's)
                                  Crestview Hills Mall
                                      Signatures Home Store (McAlpin's)
Clarksville, IN                   River Falls Mall (Bacons)
Terre Haute, IN                   Honey Creek Square (Roots)
Cincinnati, OH                    Eastgate Mall (McAlpin's)
                                  Kenwood Towne Centre (McAlpin's)
                                  Northgate Mall (McAlpin's)
                                  Signatures Home Store -
                                      Harpers Station (McAlpin's)
                                  Tri-County Mall (McAlpin's)
                                  Western Hills Plaza (McAlpin's)
Dayton, OH                        Dayton Mall (McAlpin's)
Middletown, OH                    Towne Mall (McAlpin's)
Toledo, OH                        Southwyck Shopping Center (Lion)
                                  Southwyck Home Store (Lion)
                                  North Towne Square (Lion)
                                  Franklin Park Mall (Lion)
                                  Westgate Home Store (Lion)

Mercantile Southeast
Gayfers/J.B. White

Store Locations                   Shopping Centers/Malls

Montgomery, AL                    Montgomery Mall (Gayfers)
                                  Eastdale Mall (Gayfers)
                                  Eastdale Mall Home Store
                                                (Gayfers)
Auburn, AL                        Village Mall (Gayfers)
Dothan, AL                        Wiregrass Commons (Gayfers)
Tuscaloosa, AL                    McFarland Mall (Gayfers)
Albany, GA                        Albany Mall (Gayfers)
Columbus, GA                      Peachtree Mall (Gayfers)
Jackson, MS                       Metrocenter (Gayfers)
                                  Northpark Mall (Gayfers)
Hattiesburg, MS                   Turtle Creek Mall (Gayfers)
Savannah, GA                      Savannah Mall (J.B. White)
Augusta, GA                       Regency Mall  (J.B. White)
                                  National Hills Shopping Center
                                                (J.B. White)
                                  National Hills Home Store
                                                (J.B. White)
Aiken, SC                         Heritage Square (J.B. White)
Columbia, SC                      Columbiana Mall (J.B. White)
                                  Dutch Square (J.B. White)
                                  Richland Mall (J.B. White)
Greenville, SC                    Greenville Mall (J.B. White)
Spartanburg, SC                   Westgate Mall (J.B. White)
                                  Westgate Mall Home Store
                                                (J.B. White)

Mercantile Central
Castner Knott

Store Locations                   Shopping Centers/Malls

Nashville, TN                     The Mall at Green Hills
                                  Rivergate Mall
                                  Donelson Plaza
                                  Harding Mall
                                  Hickory Hollow Mall
                                  Bellevue Center
Tullahoma, TN                     Northgate Mall
Murfreesboro, TN                  Stones River Mall
Franklin, TN                      Cool Springs Galleria
                                  Cool Springs Galleria Home Store
Florence, AL                      Regency Square Mall
Decatur, AL                       Riveroaks Center
Huntsville, AL                    Madison Square Mall
Bowling Green, KY                 Greenwood Mall
                                  Greenwood Mall Home Store

(Picture)
Thomas N. Groh,
President of
Mercantile East
Headquartered in Louisville, Kentucky

(Picture)
Robin E. Sanderford,
President of
Mercantile Southeast
Headquartered in Montgomery, Alabama

(Picture)
Edward A. Overbey, Jr.,
President of Mercantile Central
Headquartered in Nashville, Tennessee

(Picture)
Michael G. Shannon,
President of Mercantile South
Headquartered in Mobile, Alabama

(Picture)
James L. Schmidt,
President of Mercantile West
Headquartered in Kansas City, Missouri

(Picture)
Charles O. Unfried,
President of Mercantile Credit Corp.,
Headquartered in Baton Rouge, Louisiana

Mercantile South
Gayfers/Maison Blanche

Store Locations                   Shopping Centers/Malls

Mobile, AL                        Springdale Mall (Gayfers)
                                  Jubilee Mall (Gayfers)
Biloxi-Gulfport, MS               Edgewater Mall (Gayfers)
                                  Edgewater Mall Home Store (Gayfers)
Baton Rouge, LA                   Main Street (Maison Blanche)
                                  Cortana Mall (Maison Blanche)
Lafayette, LA                     Acadiana Mall (Maison Blanche)
New Orleans, LA                   Canal Street (Maison Blanche)
                                  Clearview Shopping Center
                                              (Maison Blanche)
                                  Plaza Lake Forest (Maison Blanche)
                                  North Shore Square (Maison Blanche)
                                  Oakwood Shopping Center
                                              (Maison Blanche)
Clearwater, FL                    Clearwater Mall (Gayfers)
Pensacola, FL                     Town & Country Plaza (Gayfers)
                                  Cordova Mall (Gayfers)
Ft. Walton Beach, FL              Santa Rosa Mall (Gayfers)
Panama City, FL                   Panama City Mall (Gayfers)
                                  Panama City Mall Home Store (Gayfers)
Tallahassee, FL                   Tallahassee Mall (Gayfers)
Jacksonville, FL                  Regency Square Mall (Gayfers)
                                  Roosevelt Mall (Gayfers)
                                  Orange Park Mall (Gayfers)
                                  The Avenues (Gayfers)
Daytona Beach, FL                 Volusia Mall (Gayfers)
Orlando, FL                       Orlando Fashion Square (Gayfers)
                                  Altamonte Mall (Gayfers)
                                  The Florida Mall (Gayfers)
                                  West Oaks Mall (Gayfers)

Mercantile West
Jones/Joslins/Hennessys/
de Lendrecies/Glass Block

Store Locations                   Shopping Centers/Malls

Kansas City, MO                   Downtown (Jones)
                                  Blue Ridge Mall (Jones)
                                  Metro North Mall (Jones)
                                  Bannister Mall (Jones)
Overland Park, KS                 Metcalf South Shopping Center (Jones)
                                  Metcalf South Home Store (Jones)
Prairie Village, KS               Prairie Village Shopping Center (Jones)
Independence, MO                  Independence Center (Jones)
                                  Topeka, KS  West Ridge Mall (Jones)
Denver, CO                        Buckingham Square (Joslins)
                                  Villa Italia Center (Joslins)
                                  Westminster Mall (Joslins)
                                  Southwest Plaza (Joslins)
                                  Southglenn Mall (Joslins)
Greeley, CO                       Greeley Mall (Joslins)
Longmont, CO                      Twin Peaks Mall (Joslins)
Colorado Springs, CO              Chapel Hills Mall (Joslins)
Pueblo, CO                        Pueblo Mall (Joslins)
Cheyenne, WY                      Frontier Mall (Joslins)
Billings, MT                      Rimrock Mall (Hennessy's)
Missoula, MT                      Southgate Mall (Hennessy's)
Helena, MT                        Capital Hill Shopping Center (Hennessy's)
Fargo, ND                         West Acres Shopping Center
                                              (de Lendrecie's)
Duluth, MN                        Miller Hill Mall (Glass Block)

Corporate Officers

David L. Nichols                           James M. McVicker
Chairman of the Board                      Senior Vice President and
and Chief Executive Officer                Chief Financial Officer


Randolph L. Burnette                       Kathryn M. Muldowney
Senior Vice President                      Vice President
Real Estate                                Chief Information Officer

Louis L. Ripley                            William A. Carr
Vice President                             Treasurer and Secretary
Human Resources

Donald L. Radcliff
Controller

(Picture of Corporate Officers)
Seated, left to right: Don Radcliff, David Nichols, Kathy Muldowney, Randy Burnette. Standing: Lou Ripley, Jim McVicker, Bill Carr.

Inside Back Cover

Directors

abc    H. Keith H. Brodie, M.D.
       President Emeritus of Duke University

a      John A. Herdeg
       Attorney at Law and
       Chairman of the Board of
       Christiana Bank & Trust Company

a      Thomas J. Malone
       President, Chief Operating Officer and
       Director of Milliken & Company

       Gerrish H. Milliken
       Director Emeritus of
       Milliken & Company

b      Minot K. Milliken
       Director Emeritus of
       Milliken & Company

abc    Roger Milliken
       Chairman of the Board and
       Chief Executive Officer of
       Milliken & Company

       David L. Nichols
       Chairman of the Board and
       Chief Executive Officer of
       Mercantile Stores Company, Inc.

b      Lawrence R. Pugh
       Chairman of the Board of
       VF Corporation

b      Francis G. Rodgers
       Former Vice President of
       IBM Corporation

c      Roger K. Smith
       Product Line Marketing Manager of
       Analog Devices, Inc.

a Audit Committee
b Compensation Committee
c Nominating Committee



stockholder  information

Annual Meeting
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Wednesday, May 28, 1997 at 1100 North Market Street, Wilmington, Delaware. All stockholders are cordially invited to attend.

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

Form 10-K Annual Report
A copy of Mercantiles 1996 Form 10-K
Annual Report as filed with the Securities and Exchange Commission is available upon request by writing:
       Office of the Secretary
       Mercantile Stores Company, Inc.
       1100 North Market Street
       Wilmington, Delaware  19801
       Telephone:  302-575-1816

Mercantiles Home Page on the Internet
http://www.mercstores.com

Back Cover
Mercantile Stores Company, Inc.
1100 North Market Street
Wilmington, Delaware   19801
    (302) 575-1816