Form 10-K, Exhibit 13
period 1998-01-31
MERCANTILE STORES CO INC
filed 1998-04-27
CIK 64923

MERCANTILE STORES COMPANY, INC.
1997
Annual Report
table   of    contents

financial highlights		      page 1

chairman's letter          	page 3

financial information   	   pages 5-25
group presidents,
store divisions and
locations    	        	     pages 26-27

corporate officers      	   page 28

directors and
stockholder information     inside back cover

Financial Highlights
 		    	                    	1997		                            	 1996	         	      % change
                   Year Ending January 31, 1998       Year Ending February 1, 1997
For the year:
Retail Sales				   $  3,054,900,000		                 $  2,945,600,000		              3.7
Income:
  Net Operating
       Income-
  Excluding
   Impairment
      Charge	       $    129,706,000		                $    128,665,000		              0.8
  Impairment
   Charge                    --                             (7,200,000)
                      _________________                ________________
Net Income      				$    129,706,000		                $    121,465,000		              6.8
                  				=================		              =================
Per Share Data:
Net Income-
  Excluding
   Impairment
      Charge	       $           3.53		                $           3.50
  Impairment
   Charge	                        --		                            (.20)
                        ________________       	       	_________________

Net Income  				    $           3.53		                $           3.30
                    				================		              =================
At year-end:
Working Capital		 		$  1,023,310,000		                $  1,017,533,000		        0.6
   Ratio					              5.1				                           4.6

Long-Term Debt
(including current
     maturities)	   $    224,066,000 		               $    254,927,000	         (12.1)

Debt to
Capitalization Ratio    			12.0%				                        14.0%

Stockholders'
  Equity            $  1,646,846,000		                $  1,565,313,000	         5.2

Book Value
  Per Share			      $     44.81 	    	                $     42.48	              5.5

ONE

OUR COMMITMENT. . .
-  We will operate leading department stores in each community we serve.
-  We will provide value, quality, and exceptional service to our customers.
- We will offer to our associates an environment of respect, learning, and opportunity for development.
-  We will share our resources with the communities we serve.
-  We will succeed in an atmosphere of highest ethical standards.
- We will dedicate ourselves to dynamic growth and achieve a high return for our shareholders.



         PHOTO OF STORE
The 212,000 square foot Maison Blanche storewas opened in the new Mall of Louisiana in Baton Rouge,Louisiana in October.

TWO

Dear Shareholders,The year 1997 was marked by intensified competition and sales promotion in the retail industry. In light of this environment, Mercantile Stores Company, Inc. has remained stable with total retail sales increasing 3.7% and net income increasing 6.8% over 1996. In fact, when looking at one of the key measurements used by the analytical community in reviewing performance, the ratio of pretax profits to sales, Mercantile's 6.8% in 1997 ranks us in the upper quartile of the retail industry. In addition, the Company's debt-to-capitalization ratio, which declined to 12% in 1997 from 14% in 1996, is one of the lowest such ratios in the business.

While these results represent an increase over our last year's performance, we certainly recognize the need to "raise the bar" and drive toward increasing our position within the retail community.Now, let's review some of the successes Mercantile has experienced over the past year and the programs that have been established to address this challenge:

	- The new Joslins Park Meadows store in Denver opened to rave reviews and was named "Retail Store of the Year" by Chain Store Age, a major print media voice of the retail industry. This is the first time that this coveted and prestigious award has been presented to a Mercantile store and we will certainly take what we have learned from this experience and implement it in the opening of future new stores.

  - Our hair and nail salon business surpassed the $100 million milestone for the first time. Part of this success was the expansion of the newly furbished McAlpin's Day Spa & Salon in the Kenwood Towne Centre in Cincinnati. With 118 stations, we believe this to be the largest hair and nail salon in the country.

	- Year-end inventories declined by $55 million as a result of a concentrated program to align inventory levels with recent sales trends.

	- Within the last several months, plans have been finalized to introduce an innovative concept into our stores to satisfy our customers' appetite for the active lifestyle. During the first quarter of 1998, a new "Activezone" merchandising concept has been introduced which will display cross-gender athletic wear and accessories in a self-contained boutique setting.


In looking to the future, Mercantile's management has responded to the challenge of profitably growing our business by embarking upon a unique campaign. In early February, 1998, after nine months of an extensive methodology study utilizing both internal and external resources, we have established the Profit Growth Initiative Program. We have charged thirty-three of our fast-track, upper and middle management associates to examine the five most significant elements of our business operation with the purpose of identifying "Best Practice" modes. These individuals are dedicating themselves, on a full-time basis, to the task of determining the most effective and efficient ways to conduct our business. This program is on schedule and we have the utmost confidence that the positive results from it will be implemented in 1998 and reflected in our reported 1999 earnings.

In thinking about the progress of this past year, we thank our associates for their hard work and dedication which has contributed to making us a better Company. We also thank our vendors and shareholders whose support is so vital to our success. And lastly, but most importantly, we extend our sincere gratitude to our customers for judging us a better place in which to spend their valued time and hard-earned resources.


Sincerely,
David L. Nichols
Chairman of the Board

THREE

     PHOTO OF ACTIVEZONE DEPARTMENT

In 1998, responding to our customers' interest in the active lifestyle, we are introducing the "ACTIVEZONE" -- a one-stop shopping experience which offers men's and women's athletic footwear and apparel in a sports-oriented environment.

FOUR

MANAGEMENT'S DISCUSSION ANALYSIS

(Certain statements contained in this report reflect "forward looking" information, as that term is defined in the Private Securities Legislation Reform Act of 1995. Such "forward looking" information is based on a series of projections and estimates and involves certain risks and uncertainties that could cause actual results to differ materially from those indicated in any "forward looking" statements. Such factors include but are not limited to, the level of consumer spending for merchandise carried by the Company, the competitive pricing environment within the department store industry, and the effectiveness of the Company's planned advertising programs, appropriate inventory management, and the availability of trained personnel.)

Results of Operations
Revenues include sales from retail operations as well as finance charges earned on private label credit sales. In 1997, revenues amounted to $3.1 billion, an increase of 3.7% over the previous year. In 1996, revenues increased 2.9% to $3.0 billion.

Total retail sales for 1997 reflect the impact of two new department stores opened during 1997 and a full year of operation for five new department stores opened during 1996. The percentage changes in total and comparable retail sales for the last three years were as follows:
                        		1997       		1996		       1995*
Total retail sales		      	3.7%	       	3.0%		       1.5%
Comparable retail sales			 1.1%		       2.4%		       1.2%*
(The 1995 year consisted of 53 weeks; percentages for that year are reflected on an equalized 52-week basis.)

Finance charges in 1997 increased 4.7% to $89 million. This improvement was primarily due to the incremental finance charge income earned on a 4.5% increase in private label credit sales. Finance charges amounted to $85 million in 1996 compared to $52 million in 1995. The lower amount earned in 1995 was attributable to changes in the servicing of the Company's private label credit program in mid-1995, as discussed in Note 1 of Notes to Consolidated Financial Statements.

Net Income in 1997 increased 6.8% to $129.7 million, or $3.53 per share, compared to reported net income of $121.5 million, or $3.30 per share, earned in 1996. However, 1996 net income was reduced by a net of tax charge of $7.2 million, or $.20 per share, to recognize the requirements of an accounting standard with respect to impaired assets. Excluding this charge, net income for 1996 amounted to $128.7 million, or $3.50 per share. In 1995, net income amounted to $123.2 million, or $3.35 per share.

Net income reported for 1997 was positively impacted by the effect of the last-in, first-out (LIFO) method of inventory valuation, and a non-recurring gain resulting from a software licensing agreement.

The following summary presents an analysis of net and per share, pre-LIFO income on a comparable basis for the past three years:
                 				        	1997			            1996			            1995
(amounts in millions)    Amount Per Share	   Amount	Per Share	 Amount	Per Share

Net income before LIFO
 and non-recurring items $ 121.8	  $ 3.31	   $ 133.5	$ 3.63  	 $ 122.9	$ 3.34

LIFO credit / (charge)		     3.6	     .10	      (4.8)  (.13)       0.3    .01

Impairment charge		           - 	     -         (7.2)  (.20)	        -      -

Software license		           4.3	     .12	        -	    -      		    -	     -
                      				_______	  ______   	______	 ______	   ______	  _____
Net income			            $ 129.7	  $ 3.53	   $ 121.5	$ 3.30  	 $ 123.2	 $ 3.35
                      				=======	  ======	   ======	======	    ======	 ======

FIVE

Cost of Goods Sold (COGS) in the retail industry traditionally includes certain occupancy and buying costs which are not directly associated with the cost of merchandise. Occupancy costs so classified include depreciation, rent, utilities and real estate taxes; buying costs, in this respect, include the payroll and travel expenses of the corporate central buying and merchandise planning functions.

In 1997, COGS, as a percent to revenues, increased by 0.5% from the prior year. Excluding the impact of the LIFO method of inventory valuation, COGS increased 1.0% from 1996. This increase in COGS was primarily attributable to an increase in markdowns and other promotional activity, such as the extension of volume discounts to private label credit card customers who had established a certain level of purchasing activity.

In 1996, COGS, as a percent to revenues and on a pre-LIFO basis, decreased 0.5%. A merchandise margin improvement of 0.8%, attributable primarily to a higher initial markup, was effectively offset by a 0.2% increase in lower margin leased department sales and a 0.1% increase in shrinkage expense.

The Company follows the LIFO method to value all retail inventories and utilizes inflation indices produced by the Bureau of Labor Statistics. The effect of LIFO on COGS, as a percent to revenues, for the past three years was:

                       					1997	      	1996	           	1995
Cost of goods sold			       70.2%		     69.7%		          69.9%
LIFO credit/(charge)			       .2		       (.3)		            -
                            ----        -----            ----
Cost of goods sold
 (excluding LIFO)	          70.4%		     69.4%          		69.9%


Selling, General and Administrative Expenses (SG&A), as a percent to revenues, decreased 0.1% to 23.1% in 1997. Advertising costs associated with the higher promotional environment increased by 0.1% and were offset by a 0.2% reduction in payroll, payroll-related costs and other operating expenses. In 1996, SG&A expenses, as a percent to revenues, posted a similar 0.1% decline. For the most part, this was attributable to a decline of similar proportion in payroll and payroll-related costs.

Interest Expense and Income (combined) - The $2 million increase in 1997 primarily resulted from a reduction in interest expense capitalized in connection with new store construction, as 1996 represented a historic high of five new department store openings. Increased interest expense associated with higher average short-term borrowings in 1997 was offset by a reduction in interest expense on long-term debt. Interest expense and income in 1996 declined $4 million in comparison to 1995, primarily due to higher levels of invested cash throughout the year and the influence of capitalized interest discussed above.

Other Income increased by $7.4 million in 1997 with the improvement being almost entirely due to a non-recurring gain which resulted from an agreement to license an element of proprietary software to a retail organization with which the Company does not compete directly. This one-time gain amounted to $4.3 million, net of tax, or $.12 per share.

In 1996, the decline of $12 million in other income was attributable to changes made in the servicing of the Company's private label credit program in mid-1995. Prior to that period, the Company's share of finance charge revenue was earned under revenue sharing agreements with unaffiliated companies and was classified as an element of other income.

Impairment Charge - During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which addresses the identification and measurement of asset impairments and requires the recognition of impairment losses on long-lived assets when carrying values exceed expected future cash flows. The application of this new accounting standard in 1996 resulted in a pre-tax impairment charge of $12 million ($7.2 million after tax, or $.20 per share) to write down the carrying value of certain operating stores to their estimated fair value.

SIX

Earnings per Share (EPS) - In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which establishes new standards for computing and presenting EPS. SFAS No. 128 replaces the presentation of primary EPS with basic EPS and requires the presentation of diluted EPS for all entities with complex capital structures. The Company adopted the provisions of this standard as of the year ended January 31, 1998. The Company's basic and diluted EPS amounts are equivalent for all years presented and restatement of previously reported EPS was not required.

Liquidity and Capital Resources - Cash flow from operations amounted to $220 million in 1997 contrasted with $145 million in 1996 and $189 million in 1995. The 1997 increase was primarily due to a comparative reduction in inventory requirements which was partially offset by a decline in the related level of accounts payable. Year-end inventories declined by $55 million as a result of a concentrated program to render inventory levels more commensurate with recent sales trends. In 1996, the $44 million reduction from the prior year in cash provided by operations was attributable to increased requirements for accounts receivable, which resulted from the dynamics associated with the change in the Company's private label credit program which took place in the 1995 year.

Net cash used in investing activities primarily consists of capital expenditures which amounted to $131 million in 1997 compared to $134 million in 1996. Capital expenditures in 1997 reflect the opening of two new department stores in 1997 as well as costs incurred for two new department stores opened in the first quarter of 1998. In 1996, cash used for capital expenditures increased $33 million over 1995 due to the requirements for five new department stores opened in that year.

Net cash used for financing activities totaled $79 million in 1997, compared to $47 million in 1996 and $44 million in 1995. Payments on long-term debt amounted to $31 million, including the first $19 million sinking fund requirement associated with the 6.7% Notes due 2002. In addition, as discussed in Note 4 of Notes to Consolidated Financial Statements, approximately
$5 million was used in 1997 to repurchase 95,500 shares of the Company's common stock. It is the Company's intent to hold these repurchased shares as treasury stock as a source for potential issuance of a similar number of shares under the 1996 Stock Option Plan.

Traditionally, the Company has satisfied its short-term financing requirements primarily through the use of internally generated funds. The Company also has in place a committed, unsecured $200 million revolving credit facility with a syndicate of seven banks which expires in August 2000. Interest rates on borrowings under this facility are based, at the Company's option, on either the banks' best rates under a competitive bidding environment or a predefined spread over the appropriate LIBOR rate. The Company also has in place uncommitted lines of credit totaling $120 million. Maximum short-term borrowings under these facilities were $86 million in 1997, $43 million in 1996 and $3 million in 1995, at weighted-average interest rates of 5.8%, 6.0% and 5.9%, respectively. No borrowings were outstanding under any of these credit arrangements at the end of each of the last three years.

A consistent stability of financial position has long been a Company hallmark and is best exemplified in the strength of the balance sheet. A significant barometer of this financial strength is the Company's debt-to-capitalization ratio, which declined to 12% in 1997 from 14% in 1996 and is one of the lowest such ratios in the retail industry. The Company's long-term debt ratings of A+ and A1, which have been reaffirmed by Standard & Poor's Corporation and Moody's Investors Services, Inc., respectively, are among the highest awarded in the industry.

SEVEN

Expansion and Capital Expenditures - During 1997, the Company opened two new department stores and completed several minor expansions, which added approximately 600,000 square feet to the Company's retail base. The two new department stores--a Maison Blanche unit in Baton Rouge, Louisiana and a Joslins store in Denver, Colorado, both entailed approximately 212,000 square feet and are located in new malls in existing markets. At the end of the year, the Company closed two under-performing stores--a 374,000 square foot Jones store in downtown Kansas City, Missouri, and a 161,000 square foot J. B. White store in Augusta, Georgia. In April 1998, the Company exited the Dayton, Ohio market upon the sale of the 212,000 square foot McAlpin's store. The closing of these store locations did not have a material impact on the Company's 1997 operating results.

The Company has opened two new department stores in the first quarter of 1998, a 192,000 square foot Gayfers unit in a new mall in Oviedo, Florida and a 160,000 square foot J. B. White store in an existing mall in Augusta, Georgia. This latter unit replaces the under-performing J. B. White store in that same city which was closed at the end of 1997. No additional new department stores are planned for the 1998 year.

Capital expenditures for 1998 are estimated at $70 million, a substantial decline from the average $132 million spent in 1997 and 1996. This reduction reflects a diminishment in viable new department store opportunities in the Company's existing and adjacent markets, as well as changes between years in the timing of new department store openings. As stated previously, the majority of the capital expenditures associated with the two new department stores opened in the first quarter of 1998 were incurred in 1997. Capital expenditures for 1997 also reflected the costs associated with the two new department stores opened during the third quarter of 1997, while 1996 capital expenditures reflect five new department store openings. The Company anticipates that its capital expenditures will be funded through a combination of existing working capital and internally generated funds.

Impact of The "Year 2000" Issue - As is the case with most business organizations, the Company utilizes software and related technology that is date sensitive and will be affected by the date change which will take place in the year 2000. The Company conducted a comprehensive review of its exposure to the "Year 2000" issue and has developed an implementation plan to resolve these issues in advance of the turn of the millennium. The Company believes that, with modifications to existing software and conversion to new software, where appropriate, the "Year 2000" issue will not present significant operational problems for the Company's computer systems. During 1997, the Company started modifying programming code in conformity with it's implementation plan and anticipates completion of it's "Year 2000" efforts by early 1999. Costs associated with the Company's "Year 2000" efforts will be expensed as incurred. Costs incurred in 1997 and total estimated costs are not material.

EIGHT

BENEFIT PROGRAM

The Company offers a comprehensive benefit program to its eligible associates including pension and profit sharing plans as well as health, disability and life insurance programs.

The Pension Plan, established in 1945, has been funded entirely by Company contributions. All associates who meet the eligibility requirements are enrolled in the Plan. Members are 100% vested in their accrued benefits upon completing five years of service after age 18, as defined. At the beginning of 1997, there were approximately 30,700 Pension Plan members, including retirees. The market value of Plan assets was $452 million as of the end of 1997.

All associates who are enrolled in the Pension Plan are eligible to participate in the Savings, Profit Sharing and Supplemental Retirement Plan. During 1997, to the extent permitted by the Internal Revenue Code, members had the option to contribute up to 14% of their earnings into the Plan. Members can elect to have their contributions invested in a balanced fund, an equity fund, an investment contract fund or any combination of these funds.

As explained in Note 7 of Notes to Consolidated Financial Statements, the Company makes an annual contribution to the Savings, Profit Sharing and Supplemental Retirement Plan based upon its pre-tax income, as defined. For the latest year, the Company's contribution amounted to $10.6 million, or approximately $.61 for each $1.00 deposited, before-tax, by a member up to 6% of compensation.

All members employed as of February 1, 1993 or earlier are 100% vested in the Company's contribution as soon as it is credited to their accounts. All members employed after February 1, 1993 vest in Company contributions according to a 3 to 7 year vesting schedule. Members can elect to invest the Company's annual contribution in a balanced fund, an equity fund, an investment contract fund, Mercantile Stores common stock fund or any combination of these funds. Members who have an investment in Mercantile Stores common stock at year-end may, in confidence, direct the Trustee, The Northern Trust Company, to vote their shares at the Annual Meeting of Stockholders. At January 31, 1998, the Trustee was holding 1,250,960 shares of Mercantile stock, or 3.4% of the total outstanding shares, for the benefit of Plan members. Plan assets at year-end totalled $602 million, at market value.

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

Market and Dividend Information
					                  1997								                             1996
	            		Market	 	         Dividends  	   			  Market 			           Dividends
Quarter		   High	    	Low	   	Declared	    Paid		    High	  	  Low		    Declared   Paid
First    $ 50 1/4  	$ 46 3/8	 $ .58 1/2 	$ .28 1/2   $ 62 5/8  $ 44 1/4	$ .55      $ .26 1/2
Second   	 68 15/16	  49 3/4		    -		      .30		       67	      	57 1/8	    -    	   .28 1/2
Third    	 66 15/16  	57 1/4		  .60		      .30		       59 3/8   	47	   	  .57	    	  .28 1/2
Four       65  9/16   58 1/4      _        .30         54        47 7/8     _        .28 1/2
                        						$1.18 1/2 	$1.18 1/2			         	          $1.12 	    $1.12

The Company's common stock is traded on the New York Stock Exchange (NYSE symbol - MST).

The number of stockholders at January 31, 1998 was 9,007.

On April 16, 1998, the Board of Directors approved an increase in the quarterly dividend from $.30 to $.31 1/2 per share. This increase, payable on June 15, 1998 to holders of record on May 29, 1998, converts to an indicated annual dividend of $1.26 per share.

NINE

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
						                                 Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Mercantile Stores Company, Inc.:
We have audited the accompanying consolidated balance sheets of Mercantile Stores Company, Inc. (a Delaware corporation) and subsidiaries as of January 31, 1998 and February 1, 1997, and the related statements of consolidated income and retained earnings and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Stores Company, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

As explained in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for long-lived assets effective February 4,
1996.	Cincinnati, Ohio	Arthur Andersen LLP	April 3, 1998

TEN

Statements of Consolidated Income and Retained Earnings
(in thousands, except per share data)   1997     		    1996		        1995
Revenues			                         	$ 3,143,765		  $ 3,030,822		 $ 2,944,324
Costs, Expenses, and Other Income:
Cost of goods sold
 (including occupancy
  and central buying expenses)		       2,207,618		    2,113,022		    2,059,753

Selling, general and
  administrative expenses		              727,083		      702,862		      686,924

Interest expense			                       17,685		       16,451		       19,558

Interest income	         		               (5,143)        (5,665)        (5,087)

Other income				                         (16,840)	       (9,400)	      (21,404)

Impairment charge			                        	-		         12,000			         -
                                       ____________		 ____________   ___________

                               					    2,930,403		    2,829,270	    2,739,744

Income before Provision
 for Income Taxes                         213,362		      201,552		     204,580

Provision for Income Taxes:
    	Current	                    			       74,420	        82,951        80,239
    	Deferred                           				9,236		       (2,864)	      	1,093
                                			   	 __________		   ___________    _________
                               					       83,656		       80,087		      81,332
                                   					__________     ___________    _________
Net Income				                      $     129,706		   $  121,465		  $  123,248
                                    				__________     ___________    _________
Retained Earnings at
   Beginning of Year               	    1,553,892		    1,473,692     1,389,130
Dividends Declared			                      43,574		       41,265		      38,686
                        	              	__________     ____________  	_________
Retained Earnings at
   End of Year	                     $  1,640,024		     $ 1,553,892 	$ 1,473,692
                                 					============   		 ==========   ==========

Earnings per Share			               $       3.53		     $      3.30		$      3.35
                                 					============      ===========  ==========

Weighted Average Shares Outstanding	   36,770,797	      36,844,050 		 36,844,050

See Notes to Consolidated Financial Statements

ELEVEN

		Consolidated Balance Sheets

(in thousands)		                  January 31, 1998	     February 1, 1997
ASSETS
Current Assets:
  Cash and cash equivalents	       $   144,986		        $   128,115

  Receivables:
	      Customer, net		                 571,513	             571,336
	      Other			                         17,591	   	          16,851
  Inventories              		     	    505,201	        	    560,666
  Deferred income taxes		               19,196        		     13,009
  Other current assets	           	     16,702         	     13,325
                                				___________	       	___________
Total Current Assets	             	  1,275,189	        	  1,303,302
                                				___________	       	___________
Prepaid Pension and
  Other Noncurrent Assets         	    116,218         	    100,994
                                				___________	       	___________
Property and Equipment:
  Land	                         			     38,869		             40,663
  Buildings and improvements      	    839,356		            783,825
  Fixtures	                      		    292,307        		    251,502
  Leased property		                     62,018         	     62,018
	                               			___________	        	___________
	                               			  1,232,550		          1,138,008
  Accumulated depreciation	           (446,166) 	          (399,801)
                               				___________        		___________
Property and equipment, net	           786,384         	    738,207
                               				___________	        	___________

Total Assets			                    $ 2,177,791		        $ 2,142,503



TWELVE

(in thousands)		                  January 31, 1998	     February 1, 1997
LIABILITIES AND
 STOCKHOLDERS' EQUITY

  Current Liabilities:
  Current maturities of
     long-term debt		             $    21,429		         $    25,017
  Accounts payable		                   79,117		             112,485
  Taxes other than income	             22,235		              18,876
  Other current liabilities	           63,775		              62,438
  Accrued income taxes	          	     40,913		              39,128
  Accrued payroll	               	     24,410          	     27,825
	                              			___________	         	___________
Total Current Liabilities	            251,879      	        285,769
				                              ___________		         ___________
Long-term Debt		                 	    202,637          	    229,910
				                              ___________	         	___________
Due to Affiliated Companies	           25,353         	      24,737
	                              			___________		         ___________
Deferred Income Taxes	 	               21,712          	      5,685
				                              ___________		         ___________
Other Long-term Liabilities	           29,364          	     31,089
                              				___________		         ___________
Stockholders' Equity:
  Common stock - $.14 2/3 par
  value, 36,887,475 authorized
  and issued shares                     5,410                 5,410

  Additional paid-in capital            6,018                 6,018

  Retained earnings                 1,640,024             1,553,892

  Treasury stock, at cost,
  138,925 shares in 1997 and
  43,425 in 1996                       (4,606)                   (7)
                                    __________            __________
Total Stockholders' Equity          1,646,846             1,565,313
                                    __________            __________
Total Liabilities and
      Stockholders' Equity        $ 2,177,791            $ 2,142,503
                                  ===========            ===========

thirteen

STATEMENTS OF CONSOLIDATED CASH FLOWS
(in thousands)                                 1997          1996        1995
Cash Flows from Operating Activites:
 Net Income                                  $ 129,706  $  121,465   $ 123,248
	Adjustments to reconcile net
  income to net cash provided by
  operating activities:
    Depreciation and amortization               79,254      83,661      88,714
    Deferred taxes	                              9,236      (2,864)      1,093
    Gain on disposition of property             (2,832)       (157)     (5,916)
    Impairment charge                                -      12,000           -
    Net pension benefit                        (17,299)    (12,851)    (14,667)
  Changes in working capital
      attributable to
    Inventories                                 55,465     (37,093)    (54,791)
    Receivables                                   (917)    (13,565)     45,616
    Accounts payable                           (33,368)      5,840     (15,022)
    Other working capital item                     404     (11,349)     20,416
                                               ________    ________    ________
 Net cash provided by operating activities     219,649     145,087     188,691
                                               ________    ________    ________

Cash Flows from Investing Activities:
 Cash payments for property
   and equipment                              (131,011)    (133,861)  (101,202)
 Proceeds from sale of property                  6,240        2,777      5,982
 Net change in other noncurrent
    assets and liabilities                       1,027         (369)    (1,919)
                                              _________    _________   ________
Net cash used in investing activit            (123,744)    (131,453)   (97,139)

Cash Flows from Financing Activities:
 Payments of long-term debt                    (30,861)     (6,147)     (5,210)
 Repurchase of common stock                     (4,599)        -           -
 Dividends paid                                (43,574)    (41,265)    (38,686)
                                              _________   _________    ________
Net cash used in financing activities          (79,034)    (47,412)    (43,896)

Net Increase (Decrease) in
 Cash and Cash Equivalents                      16,871     (33,778)     47,656
	Cash and Cash Equivalents at
 Beginning of Year                             128,115     161,893     114,237
                                              _________   _________    _______
Cash and Cash Equivalents at
 End of Year                                 $ 144,986   $ 128,115    $161,893
                                             ==========  ==========    =======
Supplemental Cash Flow Information:
	  Interest paid                             $  19,975   $  19,950    $ 20,926
	  Income taxes paid                         $  68,424   $  83,491    $ 70,593



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Operations - Mercantile Stores Company, Inc. (the Company) is a conventional department store retailer engaged in the general merchandising business. The Company operates 102 department stores and 16 home fashion stores under 13 different names in a total of 17 states. The Company also maintains a partnership interest in five operating shopping center ventures and one land ownership venture.

B. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for its 33 1/3% to 50% position in the six joint ventures.

C. Fiscal Year - The Company's fiscal year ends on the Saturday nearest to January 31. All fiscal years presented consist of fifty-two weeks except 1995 which included fifty-three weeks. Fiscal year 1997 ended on January 31, 1998; fiscal year 1996 ended on February 1, 1997; and fiscal year 1995 ended on February 3, 1996. All references to years relate to fiscal years rather than calendar years.

D. Revenues - Revenues include sales from retail operations, leased departments and finance charge revenue earned on customer accounts serviced by the Company under its private label credit program. Finance charge revenue from the Company's private label credit program is recognized in the period in which it is earned. Finance charge revenue earned in 1997, 1996 and 1995 totalled $89 million, $85 million and $52 million, respectively. Operating expenses incurred in connection with the private label credit program are included in selling, general and administrative expenses. Prior to August 1, 1995, the Company's share of finance charge revenue accrued to the Company under revenue sharing agreements with unaffiliated companies and was classified as a component of other income in the accompanying Statements of Consolidated Income and Retained Earnings.

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

F. Advertising Costs - Advertising expenditures, including production costs, are expensed as incurred. In 1997, total advertising expense was $109 million, compared with $100 million in 1996, and $97 million in 1995.

G. Store Pre-opening Costs - Store pre-opening costs which include advertising, occupancy, and payroll are charged to expense as incurred.

H. Earnings per Share (EPS) - Effective January 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which replaces the calculation of primary and fully diluted EPS under previous accounting standards with basic and diluted EPS. The assumed issuance of all equivalent common shares granted under the Company's 1996 Stock Option Plan did not have a material effect on the number of weighted average shares outstanding used in the 1997 diluted EPS calculation and there were no outstanding stock options in 1996 and 1995. Therefore, the Company's basic and diluted EPS amounts are equivalent for all years presented and restatement of previously reported EPS amounts is not required.

I. Cash and Cash Equivalents - For purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents. The carrying amount of cash equivalents is a reasonable estimate of fair value.

J. Customer Receivables - Customers are extended credit under customary revolving credit terms. Customer receivables are classified as current assets and include some amounts which are due after one year, consistent with industry practice. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers and their geographic dispersion. At January 31, 1998 and February 1, 1997, customer receivables are net of an allowance for doubtful accounts in the amount of $18 million and $16 million, respectively.

fifteen

K. Inventories - All retail inventories are valued by the retail method and stated on the last-in, first-out (LIFO) cost basis, which is lower than market. At January 31, 1998 and February 1, 1997, inventories were $32 million and $38 million lower, respectively, than they would have been had the retail method been applied using the first-in, first-out (FIFO) cost basis.L. Property and Equipment - Property and equipment is carried at cost. Depreciation is provided by using the straight-line method based on estimated useful lives of the assets for financial reporting purposes while accelerated depreciation, where permitted, is used for income tax purposes. Betterments, renewals, and repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. Property and equipment, other than buildings, are written off in the year that they become fully depreciated.

The Company computes depreciation for financial reporting purposes based on the following ranges of estimated useful lives:
Buildings	               15-50 years
Building improvements	   10-30 years
Store fixtures	             7 years
Leased property	         Term of lease or life of property

The Company leases certain properties, principally store locations, under capital leases as defined by SFAS No. 13, "Accounting for Leases." Property meeting the criteria within the SFAS No. 13 is capitalized and accounted for as an asset with the corresponding obligation carried as a liability. The provision for amortization of leased properties is included in depreciation and amortization expense. All other lease agreements are classified and accounted for as operating leases with payments expensed as incurred.

M. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

N. Segment Reporting - The Company has one significant segment of business general merchandise department store retailing).

O. Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform with the classification used in the 1997 financial statements.

2. IMPAIRMENT CHARGE

During the first quarter of 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which addresses the identification and measurement of asset impairments and requires the recognition of impairment losses on long-lived assets when carrying values exceed expected future cash flows. The Company evaluated its investment in long-lived assets at the individual store level. Based upon an assessment of historical and projected operating results, it was determined that the carrying value of certain operating stores was impaired under the criteria defined in SFAS No. 121. As a result, in 1996, the Company recorded a pre-tax impairment charge of $12 million (a net of tax impact of $7.2 million, or $.20 per share) to write down the carrying value of these assets to their estimated fair value. The fair value of these assets was based on operating projections and discounted future cash flows.

sixteen

3. Long-Term Debt and financing arrangements

The Company's long-term debt consisted of the following:
(in thousands)                                      1997            1996
8.2% Sinking Fund Debentures due 2022 (a)	       $100,000	      $100,000
6.7% Notes due 2002 (b)                            76,000         95,000
Industrial Revenue Bonds, at rates ranging
  from 5.61% to 7.75%                                 505          8,250
Other Notes Payable                                 2,231          4,385
                                                 ________        _______
     Total                                        178,736        207,635
Capitalized Lease Obligations                     45,330          47,292
                                                 ________        _______
                                                  224,066        254,927
Less - due within one year                         21,429         25,017
                                                 ________       ________
Total Long-term Debt                             $202,637       $229,910

(a) The 8.2% Sinking Fund Debentures have a mandatory sinking fund requirement of $5 million annually commencing in 2003.

(b) The 6.7% Notes have a mandatory annual sinking fund requirement of $19 million through 2000; $14 million in 2001, and $5 million in 2002.

Maturities of long-term debt, including capitalized leases, for the next five years are as follows:
(in thousands)                                                     Amount
1998                                                             $  21,429
1999                                                             $  21,565
2000                                                             $  21,505
2001                                                             $  16,865
2002                                                             $   7,181

The fair value of long-term debt, including the current portion and excluding capital lease obligations, was approximately $194 million at January 31, 1998 and approximately $215 million at February 1, 1997. The fair value is based on the present value of future cash flows. The discount rates used approximated the current borrowing costs for similar instruments.

The Company has a $200 million Revolving Credit Agreement (the Credit Agreement) with a syndicate of banks which expires on August 3, 2000. The applicable interest rate on borrowings is based, at the Company's option, on either the banks' best rates under a competitive bid environment or a predefined spread (which is tied to the Company's long-term debt credit rating) over the appropriate LIBOR rate. The Credit Agreement requires the Company to comply with certain financial covenants with respect to minimum net worth and financial leverage.

The Company also has in place additional uncommitted lines of credit in the total amount of $120 million. No fee is paid for maintaining these lines and interest on any borrowings is charged at a floating rate.


At January 31, 1998 and February 1, 1997, there were no borrowings outstanding under the Credit Agreement or the uncommitted lines. Maximum borrowings under these facilities for 1997 were $86 million, at an average interest rate of 5.8%. During 1996, maximum borrowings were $43 million, at an average interest rate of 6.0%.

seventeen

4. STOCKHOLDERS' EQUITY

During the first quarter of 1997, the Board of Directors authorized the Company to purchase up to 1,500,000 shares of its common stock in the open market over a time frame which may extend to ten years. These shares are to be held as treasury stock and are to be used solely to satisfy requirements arising from the exercise of options granted under the 1996 Stock Option Plan, which is discussed in Note 5. During the year ended January 31, 1998, under this program, the Company purchased 95,500 shares of its common stock at a cost of approximately $4.6 million.

5. STOCK OPTIONS

On December 3, 1996, the Company adopted the Mercantile Stores Company, Inc. 1996 Stock Option Plan, which provides for the issuance of non-qualified stock option awards to certain employees designated by the Company's Board of Directors. Beginning in 1997, stock options were granted under the plan at an exercise price equal to the fair market value of the Company's common stock on the date of grant. These options will generally become exercisable in equal increments over a four year period and expire ten years from the date of grant. The maximum number of shares available for awards under the plan is 1,500,000. For the year ended January 31, 1998, 95,500 stock options were granted under the plan at an exercise price of $48 per share. There were no stock options exercised or forfeited during 1997.

The Company has elected to account for stock options under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation." Therefore, no compensation expense has been recognized in the accompanying Statements of Consolidated Income and Retained Earnings. Had the Company applied the fair value method of accounting for stock options set forth in SFAS No. 123, pro forma net income and earnings per share would have been approximately the same as the amounts reported.


The Company estimated the fair value of stock options granted using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 6.9%; expected volatility of 22.7%; dividend yield of 2.3% and a weighted-average expected life of the stock options of six years. The weighted-average fair market value of stock options granted in 1997 was $14 per share.

eighteen

6. Income Taxes

The provision for income taxes consisted of the following:
(in thousands)	       1997      Federal      State        Total
Current	                         $63,486      $10,934      $74,420
Deferred                           7,861        1,375        9,236
                                 _______      _______      _______
Total                            $71,347      $12,309      $83,656

                       1996      Federal      State        Total
Current	                         $67,287      $15,664      $82,951
Deferred                          (2,325)        (539)      (2,864)
                                 ________     ________     ________
Total                            $64,962      $15,125      $80,087

                       1995      Federal      State        Total
Current                          $66,171      $14,068      $80,239
Deferred                             494          599        1,093
                                 _______      _______      _______
Total                            $66,665      $14,667      $81,332

The provision for income taxes is different from the amount computed by applying the statutory Federal income tax rate. The differences are summarized as follows:
(in thousands)                              1997        1996         1995
Provision at statutory rate of 35%	      $74,677     $70,543      $71,603
State and local income tax, less
 Federal income tax benefit                8,001       9,831        9,534
Other                                        978        (287)         195
                                          ______     ________     _______
Total income tax provision               $83,656     $80,087      $81,332

Effective income tax rate                    39.2%       39.7%        39.8%

The tax effects of significant temporary differences representing deferred tax assets and liabilities were as follows:
(in thousands)                               1997           1996
Assets:
   Inventory accounting                      $ 8,046        $ 3,804
   Associate benefit costs                    13,515         13,309
   Interest, taxes and real estate costs      11,456         11,887
   Bad debts                                   5,485          4,845
   Capitalized leases                          4,660          4,457
   Other                                       8,919          8,384
                                             _______        _______
Total deferred tax assets                     52,081         46,686

Liabilities:
   Depreciation                              (13,599)        (6,455)
   Pension and profit
     sharing plan costs                      (38,365)       (30,386)
   Other                                      (2,633)        (2,521)
                                             ________       ________
Total deferred tax liabilities               (54,597)       (39,362)
                                             ________       ________
Total net deferred tax (liability) asset     $(2,516)       $ 7,324

nineteen

7. Associate Benefit Plans
The Company maintains a formal, qualified, non-contributory, defined benefit pension plan covering all associates who have met certain age and service requirements. Benefits under this plan are generally based on a career average formula. The Company funds this plan in accordance with ERISA requirements.

As computed under the provisions of SFAS No. 87, "Employers'Accounting for Pensions," components of the net pension benefit included in income before income taxes for the past three years were as follows:
(in thousands)                         1997         1996           1995
Service cost                         $  8,429     $  8,689       $  5,656
Interest cost                          14,764       14,169         12,405
Actual return on plan assets          (74,581)     (44,416)       (54,809)
Amortization of transition asset       (5,043)      (5,043)        (5,043)
Other amortization and deferral        39,132       13,750         27,124
                                     _________    _________      _________
Net pension benefit                  $(17,299)    $(12,851)      $(14,667)

The expected long-term rate of return on assets used in determining the net pension benefit was 8.5% in all years presented.

The funded status of the formal, qualified pension plan at January 31, 1998 and February 1, 1997, based on actuarial and plan asset information as of October 31, 1997 and 1996, was as follows:

(in thousands)                                       1997            1996
Actuarial present value of benefit obligations:
	    Vested benefits                              $ 181,734       $ 154,385
     Non-vested benefits                              5,070           4,537
                                                  _________       _________
Accumulated benefit obligation                      186,804         158,922
Impact of future salary increases                    28,300          27,629
                                                  _________       _________
Projected benefit obligation                        215,104         186,551
Plan assets at fair value                           444,531         379,861
Plan assets in excess of projected benefit
   obligation                                       229,427         193,310
Items not yet recognized in income:
Initial transition credit which
   is being amortized over 15 years                 (20,172)        (25,216)
Subsequent net gains                               (108,257)        (84,395)
                                                 ___________     ___________
Prepaid pension benefit                          $  100,998      $   83,699

The actuarial present value of benefits was determined using a discount rate of 7.25% in 1997 and 7.75% in 1996. The rate of compensation increase used to measure the projected benefit obligation was 4.5% in 1997 and 5.0% in 1996. The change in the discount rate and rate of compensation assumptions caused the projected benefit obligation to increase by approximately $12 million in 1997.

The plan's assets include investments in common stocks, fixed income securities, real estate investments, short-term investments, and cash. No funding activity occurred between the plan and the Company during the fourth quarter of 1997 or 1996.

The Company contributes to qualified and non-qualified savings and profit sharing plans covering certain associates. The Company's total contribution to the qualified and non-qualified savings and profit sharing plans is based on 5% of pre-federal income tax FIFO profits, as defined. The Company also provides retirement benefits to certain associates through non-qualified defined benefit pension plans. The costs to the Company under these plans for the past three years were as follows:

(in thousands)                         1997          1996           1995

Savings and Profit Sharing          $ 10,604      $ 10,271       $  9,750
Pension                                1,852         1,682            810
                                    ________      ________       ________
Total                               $ 12,456      $ 11,953       $ 10,560

twenty

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

The Company accounts for postretirement benefits under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The components of net periodic postretirement benefit cost for the last three years were as follows:

	(in thousands)                             1997        1996         1995
Service cost earned during the year      $   509     $   522      $   490
Interest cost on projected benefit
   obligation                                771         776          800
Net amortization and deferral             (1,174)     (1,148)      (1,199)
                                         ________    ________     ________
Net periodic postretirement benefit cost $   106      $  150      $    91

The following table sets forth the plan's funded status at January 31, 1998 and February 1, 1997:

(in thousands)                                          1997          1996

Accumulated postretirement benefit obligation:
   Retirees                                          $  3,719       $  3,520
   Fully eligible active plan participants                235            216
   Other active plan participants                       6,534          6,279
                                                     ________       ________
                                                       10,488         10,015
Unrecognized net gain from changes in plan
   and assumptions                                      4,358          5,301
Unrecognized prior service cost                         4,448          5,490
                                                     ________       ________
Accrued postretirement benefit cost                   $19,294        $20,806

For measurement purposes, the following assumptions were used to project changes in the accumulated postretirement benefit obligation for 1997 and 1996:

                                                         1997           1996
Discount rate                                            7.25%          7.75%
Health care cost trend rate                      7.50% to 5.0%  8.00% to 5.0%
Years to ultimate trend                                     7              8

The health care cost trend rate affects the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by $1.0 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $.1 million.

twenty-one

8. Leases

The Company leases certain stores, warehouse facilities and equipment under operating leases. The majority of these leases will expire within the next 20 years. the leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses, and, in certain instances, increased rentals based on percentages of sales.

Future minimum lease payments under noncancelable leases as of January 31, 1998 were as follows:
	(in thousands)                    Capital        Operating          Total
1998                             $  6,118        $  26,137       $ 32,255
1999                                6,060           25,129         31,189
2000                                6,060           23,021         29,081
2001                                5,955           22,119         28,074
2002                                5,562           20,687         26,249
Thereafter                         59,534          101,677        161,211
                                  _______         ________       ________
Total minimum lease payments     $ 89,239        $ 218,770       $ 308,059

Less:   Executory costs              (188)
        Interest                  (43,771)
Present value of net minimum     ________
        lease payments           $ 45,330

Rent expense consisted of the following:
	(in thousands)                     1997              1996            1995
Minimum rentals                 $ 25,180          $ 23,993        $ 23,305
Contingent rentals
   (based on % of sales)           7,218             7,080           7,269
                                ________          ________        ________
                                $ 32,398          $ 31,073        $ 30,574

9. Contingencies
The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's consolidated financial statements.

The Company has entered into agreements with certain executives which provide for severance pay benefits should the executive's employment be terminated within two years following a change in control of the Company. In general, severance pay benefits under these agreements are payable at 2.99 times the executive's annual compensation for the year preceding the change in control. Such annual compensation totalled approximately $5.2 million for the year ended January 31, 1998.

twenty-two

QUARTERLY RESULTS
(unaudited in thousands, except per share data)
January 31, 1998                   1st Quarter       2nd Quarter       3rd Quarter        4th Quarter        Total
Revenues                          $    683,298      $    692,905      $    753,730       $ 1,013,832    $ 3,143,765
Costs, Expenses, and Other Income:
Cost of goods sold                     478,928           494,063           527,599           707,028      2,207,618
Selling, general and
  administrative expenses              172,642           173,593           189,849           190,999        727,083
Interest expense, net                    3,235             2,372             1,879             5,056         12,542
Other income                            (3,252)           (2,401)           (2,965)           (8,222)       (16,840)
                                  _____________     _____________     ____________       ___________    ___________
                                       651,553           667,627           716,362           894,861      2,930,403
                                  _____________     _____________     ____________       ___________    ___________
Income before provision for
  income taxes                          31,745            25,278            37,368           118,971        213,362
Provision for income taxes              12,437             9,930            14,658            46,631         83,656
                                  ____________      ____________      ____________       ___________    ___________
Net income                        $     19,308      $     15,348      $     22,710       $    72,340    $   129,706
                                  ============      ============       ===========       ===========    ===========
Earnings per share                $        .52      $        .42      $        .62       $      1.97    $      3.53


February 1, 1997                   1st Quarter       2nd Quarter       3rd Quarter        4th Quarter         Total

Revenues                          $    655,409      $    659,527      $    727,741       $   988,145    $  3,030,822
Costs, Expenses, and Other Income:
Cost of goods sold                     452,969           467,927           495,379           696,747       2,113,022
Selling, general and
  administrative expenses              168,251           168,112           180,814           185,685         702,862
Interest expense, net                    2,414             2,222             2,387             3,763          10,786
Other income                            (2,314)           (2,755)           (2,590)           (1,741)         (9,400)
Impairment charge                       12,000              -                 -                 -             12,000
                                  ____________      ____________      ____________       ___________    ____________
                                       633,320           635,506           675,990           884,454       2,829,270
                                  ____________      ____________      ____________       ___________    ____________
Income before provision for
  income taxes                          22,089            24,021            51,751           103,691         201,552
Provision for income taxes               8,818             9,587            20,663            41,019          80,087
                                  ____________      ____________      ____________       ___________    ____________
Net Income                        $     13,271      $     14,434      $     31,088       $    62,672    $    121,465
                                  ============      ============      ============       ===========    ============
Earnings per share                $        .36      $        .39      $        .85       $      1.70    $       3.30

twenty-three

FIVE YEAR SELECTED FINANCIAL DATA
(dollars in thousands, except per share data)            1997           1996           1995         1994           1993
Operating Results
Revenues                                           $ 3,143,765    $ 3,030,822   $ 2,944,324   $ 2,819,837    $ 2,729,928
Retail sales                                         3,054,924      2,945,606     2,892,083     2,819,837      2,729,928
Cost of goods sold                                   2,207,618      2,113,022     2,059,753     2,020,264      1,960,914
Selling, general and administrative expenses           727,083        702,862       686,924       625,726        627,391
Interest expense, net                                   12,542         10,786        14,471        23,526         30,948
Other income                                           (16,840)        (9,400)      (21,404)      (27,571)       (33,003)
Impairment charge                                         -            12,000          -             -              -
Provision for consolidation/relocation                    -              -             -            5,000           -
Income before provision for income taxes               213,362        201,552       204,580       172,892        143,678
  Percent to revenues                                      6.8            6.7           6.9           6.1            5.3
Provision for income taxes                              83,656         80,087        81,332        68,375         57,039
Income before cumulative effect of accounting changes  129,706        121,465       123,248       104,517         86,639
Net income                                             129,706        121,465       123,248       103,417         89,739
Per common share	  Earnings per share(1)           $      3.53    $      3.30   $      3.35   $      2.81    $      2.44
  Dividends                                        $      1.19    $      1.12   $      1.05   $      1.02    $      1.02
  Stockholders' equity                             $     44.81    $     42.48   $     40.31   $     38.01    $     36.23
Financial PositionWorking capital                  $ 1,023,310    $ 1,017,533   $ 1,013,576   $   957,030    $   902,268
  Current ratio                                            5.1            4.6           4.7           4.7            3.5
Receivables, net                                       589,104        588,187       574,622       620,238        635,114
Inventories                                            505,201        560,666       523,573       468,782        425,492
Property and equipment, net
   (includes capitalized leases)                       786,384        738,207       701,233       688,806        691,502
Total assets                                         2,177,791      2,142,503     2,074,724     1,981,729      2,031,982
Long-term debt
  (includes capitalized lease obligations)             202,637        229,910       254,926        261,187       271,965
Debt to capitalization ratio                              12.0           14.0          15.0          16.0           22.5
Retained earnings                                    1,640,024      1,553,892     1,473,692     1,389,130      1,323,294
Stockholders' equity                                 1,646,846      1,565,313     1,485,113     1,400,551      1,334,715
Other DataCapital expenditures for property
  and equipment                                    $   131,011    $   133,861   $   101,202   $    93,639    $   106,210
Depreciation                                            79,254         83,661        88,714        93,540         93,455
Department stores
  Opened                                                     2              5             -             3              2
  Closed                                                     2              -             3             2              1
Number of department stores, at end of year                102            102            97           100             99
Home fashion stores
	 Opened                                                     2              3             1             3              1
  Closed                                                     1              -             -             -              -
Number of home stores, at end of year                       16             15            12            11              8
Total square feet                                       17,331         17,282        16,300        16,484         16,212
Sales per square foot(2)                                  $179           $177          $177          $173           $169

All years include 52 weeks, except 1995 which includes 53 weeks.

(1) Based on 36,844,050 shares outstanding for all years, except 1997 which has 36,770,797 weighted average shares outstanding.

(2) Based on stores opened for the entire year. The 1995 year is presented on a 52 week basis.

twenty-four and
twenty-five

STORE DIVISIONS AND GROUP PRESIDENTS

MERCANTILE SOUTH
Gayfers/Maison Blanche
Headquartered in Mobile, Alabama
Michael G. Shannon, President
 Store Locations            Shopping Centers/Malls

Mobile, AL                 Springdale Mall (Gayfers)
                           Jubilee Mall (Gayfers)
Biloxi-Gulfport, MS        Edgewater Mall (Gayfers)
       	                   Edgewater Mall Home Store (Gayfers)
Baton Rouge, LA            Main Street (Maison Blanche)
                           Cortana Mall (Maison Blanche)
                           Mall of Louisiana (Maison Blanche)
Lafayette, LA              Acadiana Mall (Maison Blanche)
New Orleans, LA            Canal Street (Maison Blanche)
                           Clearview Shopping Center  (Maison Blanche)
                           Plaza Lake Forest (Maison Blanche)
                           North Shore Square (Maison Blanche)
                           Oakwood Shopping Center (Maison Blanche)
Clearwater, FL             Clearwater Mall (Gayfers)
Pensacola, FL              Town & Country Plaza (Gayfers)
                           Cordova Mall (Gayfers)
Ft. Walton Beach, FL       Santa Rosa Mall (Gayfers)
Panama City, FL            Panama City Mall (Gayfers)
                           Panama City Mall Home Store (Gayfers)
Tallahassee, FL            Tallahassee Mall (Gayfers)
Jacksonville, FL           Regency Square Mall (Gayfers)
                           Roosevelt Mall (Gayfers)
                           Orange Park Mall (Gayfers)
                           The Avenues (Gayfers)
Daytona Beach, FL          Volusia Mall (Gayfers)
Orlando, FL                Orlando Fashion Square (Gayfers)
                           Altamonte Mall (Gayfers)
                           The Florida Mall (Gayfers)
                           West Oaks Mall (Gayfers)
Oviedo, FL                 Oviedo Marketplace (Gayfers)


MERCANITLE SOUTHEAST
Gayfers/J.B. White
Headquartered in Montgomery, Alabama
Robin E. Sanderford, President

Store Locations            Shopping Centers/Malls
Montgomery, AL             Montgomery Mall (Gayfers)
                           Eastdale Mall (Gayfers)
                           Eastdale Mall Home Store (Gayfers)
Auburn, AL                 Village Mall (Gayfers)
Dothan, AL                 Wiregrass Commons (Gayfers)
Tuscaloosa, AL             McFarland Mall (Gayfers)
Albany, GA                 Albany Mall (Gayfers)
Columbus, GA               Peachtree Mall (Gayfers)
Jackson, MS                Metrocenter (Gayfers)
                           Northpark Mall (Gayfers)
Hattiesburg, MS            Turtle Creek Mall (Gayfers)
Savannah, GA               Savannah Mall (J.B. White)
Augusta, GA                National Hills Shopping Center (J.B. White)
                           National Hills Home Store (J.B. White)
                           Augusta Mall (J.B. White)
Aiken, SC                  Heritage Square (J.B. White)
Columbia, SC               Columbiana Mall (J.B. White)
                           Dutch Square (J.B. White)
                           Richland Mall (J.B. White)
Greenville, SC             Greenville Mall (J.B. White)
Spartanburg, SC            Westgate Mall (J.B. White)
                           Westgate Mall Home Store (J.B. White)


MERCATILE CENTRAL
Castner Knott
Headquartered in Nashville, Tennessee
Edward A. Overbey, Jr., President
Store Locations            Shopping Centers/Malls
Nashville, TN              The Mall at Green Hills
                           Rivergate Mall
                           Donelson Plaza
                           Harding Mall
                           Hickory Hollow Mall
                           Bellevue Center
Tullahoma, TN              Northgate Mall
Murfreesboro, TN           Stones River Mall
Franklin, TN               Cool Springs Galleria
                           Cool Springs Galleria Home Store
Florence, AL               Regency Square Mall
Decatur, AL                River Oaks Center
                           River Oaks Center Home Store
Huntsville, AL             Madison Square Mall
Bowling Green, KY          Greenwood Mall
                           Greenwood Mall Home

twenty-six

Bacons/McAlpin's/Lion/Root's
Headquartered in Louisville, Kentucky
Thomas N. Groh, President
Store Locations            Shopping Centers/Malls

Louisville, KY             Bashford Manor Mall (Bacons)
                           Bashford Manor Home Store (Bacons)
                           Shively Center (Bacons)
                           Louisville Galleria (Bacons)
                           The Mall in St. Matthew's (Bacons)
                           St. Matthew's Home Store (Bacons)
Owensboro, KY              Towne Square Mall (Bacons)
Lexington, KY              Lexington Mall (McAlpin's)
                           Turfland Mall (McAlpin's)
                           Turfland Mall Home Store (McAlpin's)
                           Fayette Mall (McAlpin's)
Crestview Hills, KY        Crestview Hills Mall (McAlpin's)
Clarksville, IN            River Falls Mall (Bacons)
Terre Haute, IN            Honey Creek Square (Root's)
Cincinnati, OH             Eastgate Mall (McAlpin's)
                           Kenwood Towne Centre (McAlpin's)
                           Northgate Mall (McAplin's)
                           Signatures Home Store-Harper's Station (McAlpin's)
                           Tri-County Mall (McAlpin's)
                           Western Hills Plaza (McAlpin's)
Middletown, OH             Towne Mall (McAlpin's)
Toledo, OH                 Southwyck Shopping Center (Lion)
                           Southwyck Home Store (Lion)
                           North Towne Square (Lion)
                           Franklin Park Mall (Lion)
                           Westgate Home Store (Lion)


MERCANTILE WEST
Jones/Joslins/Hennessy's
de Lendrecie's/Glass Block
Headquartered in Kansas City, Missouri
James L. Schmidt, President

Store Locations            Shopping Centers/Malls

Kansas City, MO            Blue Ridge Mall (Jones)
                           Metro North Mall (Jones)
                           Bannister Mall (Jones)
Overland Park, KS          Metcalf South Shopping Center (Jones)
                           Metcalf South Home Store (Jones)
Prairie Village, KS        Prairie Village Shopping Center (Jones)
Independence, MO           Independence Center (Jones)
Topeka, KS                 West Ridge Mall (Jones)
Denver, CO                 Buckingham Square (Joslins)
                           Villa Itaila Center (Joslins)
                           Westminister Mall (Joslins)
                           Southwest Plaza (Joslins)
                           Southglenn Mall (Joslins)
                           Park Meadows (Joslins)
Greeley, CO                Greeley Mall (Joslins)
Longmont, CO               Twin Peaks Mall (Joslins)
Colorado Springs, CO       Chapel Hills Mall (Joslins)
Pueblo, CO                 Pueblo, CO (Joslins)
Cheyenne, WY               Frontier Mall (Joslins)
Billings, MT               Rimrock Mall (Hennessy's)
Missoula, MT               Southgate Mall (Hennessy's)
Helena, MT                 Capital Hill Shopping Center (Hennessy's)
Fargo, ND                  West Acres Shopping Center (de Lendrecie's)
Duluth, MN                 Miller Hill Mall (Glass Block)

twenty-seven

MERCANTILE STORES COMPANY, INC.
is a traditional department store retailer which, at year-end, operated 102 predominantly fashion apparel stores and 16 home fashion stores. The stores, which are located in a total of 17 states, are primarily mall-based and operate under 13 different names. They are situated in 53 different markets and, in the majority of these markets, the Company holds the dominant general merchandise retailer position. This acceptance within the communities in which we operate essentially conforms with our Corporate strategy: To operate profitable stores in markets in which we hold a substantial competitive position and thereby produce an acceptable return for our stockholders while offering value, selection and service to our customers. The typical Mercantile department store encompasses approximately 170,000 square feet and presents a merchandise assortment which includes apparel, cosmetics, accessories and home fashions which is tailored to appeal to the middle to upper-middle income consumer.

The Company also maintains a partnership interest in five operating shopping centers. In each of these centers, the Company operates a full-line department store.

CORPORATE OFFICERS
David L. Nichols
Chairman of the Board
and Chief Executive Officer

James M. McVicker
Senior Vice President and
Chief Financial Officer

Randolph L. Burnette
Senior Vice President
Real Estate

Kathryn M. Muldowney
Vice President
Chief Information Officer

Louis L. Ripley
Vice President
Human Resources

William A. Carr
Treasurer and Secretary

Donald L. Radcliff
Controller


(Picture of Store)
The 212,000 square foot Joslins store in the Park Meadows Mall in Denver, Colorado was opened in August. It received the prestigious Chain Store Age Magazine "Retail Store of the Year" award the first Mercantile store to be so honored.

twenty-eight

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

        Gerrish H. Milliken
        Director Emeritus of
        Milliken & Company

   n    Minot K. Milliken
        Director Emeritus of
        Milliken & Company

   snu  Roger Milliken
        Chairman of the Board and
        Chief Executive Officer of
        Milliken & Company

        David L. Nichols
        Chairman of the Board and
        Chief Executive Officer of
        Mercantile Stores Company, Inc.

   n    Lawerance R. Pugh
        Chairman of the Board of
        VF Corporation

   n    Francis G. Rodgers
        Former Vice President of
        IBM Corporation

   u    Roger K. Smith
        Product Line Marketing Manager of
        Analog Devices, Inc.

   s- Audit Committee
   n- Compensation Committee
   u- Nominating Committee


Annual Meeting
The Annual Meeting of Stockholders
will be held at 11:00 a.m. on
Wednesday, May 27, 1998
at 1100 North Market Street,
Wilmington, Delaware.

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


Independent Accountants
Arthur Andersen LLP
425 Walnut Street
Cincinnati, Ohio
Telephone:  513-381-6900

General Counsel
Curtis, Mallet-Prevost, Colt & Mosle
101 Park Avenue
New York, New York 10178
Telephone: 212-696-6000

Form 10-K Annual Report
A copy of Mercantile's 1997 Form 10-K
Annual Report as filed with the Securities and Exchange Commission is available upon request by writing:
	Office of the Secretary
	Mercantile Stores Company, Inc.
	1100 North Market Street
	Wilmington, Delaware  19801
	Telephone:  302-575-1816

Mercantile's Home Page on the Internet   http://www.mercstores.com